Form 10-K, Exhibit 13
period 1995-06-30
BERKSHIRE GAS CO /MA/
filed 1995-09-27
CIK 317406

Berkshire Gas Company

          ------------------------------------------------------------

                     1 9 9 5   A N N U A L   R E P O R T














                                                           A Strong Tomorrow

                                               Built on Today's Achievements


A Strong Tomorrow Built
on Today's Achievements

A strong future is built on a track record of solid achievements and successes. The theme of this year's Annual Report centers on many advances that have been and are being made throughout the Company with a focus on improving both short and long-term performance. While specific actions are as diverse as a record sales send out, lower purchased gas costs, automated meter reading and sophisticated new computer systems, they all present a positive and compelling profile of Berkshire Gas and its comprehensive efforts to ensure continued growth and a strong profitable future.


FINANCIAL HIGHLIGHTS
- -------------------------------------------------------------------------------


For the Fiscal Year Ended June 30

                                                                          1995/1994                1994/1993
OPERATIONS ($000)                               1995         1994         % Change     1993        % Change
- ------------------------------------------------------------------------------------------------------------
Operating Revenues                                $47,934      $53,029     -9.6%       $47,132     12.5%
Operating Margin                                   23,114       25,144     -8.1         22,301     12.7
Operating and Other Income                          9,418       11,201    -15.9          9,399     19.2
Net Income                                          2,529        3,673    -31.1          2,810     30.7
Earnings Available for Common Stock                 1,835        2,953    -37.9          2,066     42.9

COMMON SHARE DATA
- ------------------------------------------------------------------------------------------------------------
Earnings Per Share                                  $0.92        $1.69    -45.6%         $1.20     40.8%
Dividends Per Share                                  1.10        1.085      1.4          1.080      0.5
Book Value Per Share                                13.16        12.99      1.3          12.30      5.6
Market Price (Year-End)                             15.00        16.25     -7.7          18.00     -9.7
Average Shares of Common Stock Outstanding      1,990,517    1,751,830     13.6      1,718,522      1.9
Number of Registered Common Shareholders            1,878        1,835      2.3          1,879     -2.3

OTHER DATA
- ------------------------------------------------------------------------------------------------------------
Gross Utility Plant ($000)                        $91,863      $86,098      6.7%       $83,016      3.7%
Net Utility Plant ($000)                           69,326       66,191      4.7         65,846      0.5
Capital Expenditures ($000)                         7,746        5,112     51.5          5,458     -6.3
Total Gas Sold and Transported (MCF-000's)          7,392        7,362      0.4          6,712      9.7
Total Natural Gas Customers                        31,925       31,445      1.5         31,053      1.3
Propane Gallons Sold (000's)                        3,738        3,904     -4.3          3,522     10.8



                            Berkshire Gas Company

To Our Shareholders:

     This year's report provides an overview of many of the positive developments and advances made by the Company over the course of the past year as well as a preview of future initiatives that are currently being planned. All of these efforts are geared toward improving short and long-term profitability.

     Despite a stagnant economy and yet another heating season beset by substantially warmer than normal weather, Berkshire Gas continues to focus on efficiency, productivity and profitability as its highest priorities.

Earnings

     The combination of a lackluster economy and warm weather exerted downward pressure on financial performance. Earnings for the year were $.92 as compared to 1994 earnings of $1.69 which reflected colder than normal weather and included a one time insurance settlement of $.23 per share. Normal weather during the winter period would have increased earnings by approximately $.45 per share. Current year earnings also reflect a dilution of approximately $.11 per share as a result of the issuance of 295,000 additional shares of Common Stock in October 1994.

Weather

     As has been the case in four out of the last five years, weather was substantially warmer than normal during the 1994-95 heating season. Temperatures for the winter period were 8.4% warmer than normal and 13% warmer than the preceding year.

     Weather during the month of January, which is traditionally the coldest winter month, was 20% warmer than normal. Lost heating load in January significantly handicaps our best efforts to achieve a normal winter send out over the remaining months, even in the event of a return to normal temperatures. Given the cyclical nature of weather patterns, we anticipate a return to more normal winter conditions in the near future.

Sales

     Firm sales declined by 12% from the prior year largely due to lower heating demand as a result of warmer winter weather. Firm transportation for the year, however, increased by 29% from 1994 partially offsetting the loss of margins from lower firm sales.

     Capitalizing on the recent restructuring of the natural gas industry, the Company has been successful in tailoring its services and rates to the specific needs of larger customers. In some cases, this has included conversion of firm sales to firm transportation. Our ability to be flexible and responsive to the needs of individual customers greatly enhances our competitive position in what has become a truly open marketplace.

     Despite warmer temperatures, the Company did establish a new record for gas sold during a single twenty-four hour period on February 6, 1995. Sales for that day totaled 45,760 MCF, largely as a result of the Company's ability to offer additional transportation volumes to commercial and industrial customers. The previous sales record was established in January of 1994 when volumes totaling 43,934 MCF were sold in one day.

Rates

     During the year, the Company was successful in reducing its retail rates on three occasions. These reductions were made possible as a result of refunds to the Company from its primary pipeline supplier, as mandated by the Federal Energy Regulatory Commission, and lower gas costs. The full amount of these recoveries is passed on to customers through the Cost of Gas Adjustment Clause on their monthly bills in concert with requirements of the Massachusetts Department of Public Utilities.

     As a result of these reductions and the Company's commitment to contain rates, customers are paying less today for natural gas service in 1995 dollars than they did ten years ago. Stable rates play a key role in retaining customers and in the Company's ability to attract new business.

Cost Reduction

     The Company continues to reduce costs across the board. Operating expenses for 1995 were 10% lower than in the previous year. This was accomplished in part by reductions in insurance cost, uncollectible accounts, legal expense, regulatory expense, salary and benefit costs and professional fees. In addition, the Company anticipates further savings as a result of attrition, retirements and the realignment of staff to meet changing needs. Company-wide employment is now below 160, down from an all-time high of 194 in 1989.

Regulatory Environment

     As the nature of our industry has changed in recent years, so has the tenor of the regulatory environment. In many sectors, new demands have been placed on regulators forcing them to rethink the role of government in the regulation of utilities. Resulting changes have been, and will continue to be, positive for our industry. We are working cooperatively with federal and state regulatory authorities to fully explore many of the new approaches to regulation currently being discussed.

Berkshire Propane

     The Berkshire Propane Division attained new milestones in customer growth during the year. The Division has consistently achieved annual double digit growth in the number of customer served. At the same time, Berkshire Propane has added to its service territory and is lowering costs by increasing efficiency, as outlined elsewhere in this report. As with the utility, Berkshire Propane also saw a reduction in volumes sold during the year due to warmer winter weather.

New Initiatives

     To further heighten efficiency and increase productivity, while at the same time remaining mindful of our customers' needs, several key-automation based initiatives have been undertaken this year which hold great short and long-range promise. Plans currently call for the investment of up to $2 million dollars in systems and equipment which will significantly reduce costs.

     The flow of accurate and timely information is important in any organization. Whether it is information needed to provide new service, to repair customer equipment or to assure adequate supplies of natural gas, reliable up-to-date information technology can make all the difference in the world. In recognition of this, the Company has conducted an exhaustive review of both hardware and software, with the aid of expert information systems consultants, toward the goal of implementing an integrated information network Company-wide. The adoption of this advanced technology will provide both management and employees with an extremely powerful tool that can be used to save time, improve customer service and make critical information available at a moment's notice. Our investment in this project represents a commitment to further improvements at all levels of our organization.

     Our Distribution Department has also inaugurated a program which will have far reaching benefits both for customers and the Company. Automated meter reading is being widely adopted by the natural gas industry. Its use saves time, yields greater accuracy and makes it possible to read meters in difficult locations, or during periods of inclement weather when meters may not be readily accessible. Additionally, it will eliminate the need to estimate bills, which focus group research has found to be chief among our customers' concerns. Cost savings will be realized by a reduction in manpower needs as the program becomes fully implemented, as well as by a reduction in billing inquiries handled by customer service representatives. To date, more than 25% of the Company's 32,000 customer meters have been adapted to this new technology.

     Our employees are to be commended for openly embracing automated technology. Many have been actively involved with the Company's consultants in the review, selection and implementation of the various systems discussed above, and their participation has been invaluable.

     These initiatives represent just a portion of the work that has been undertaken toward improving operations and performance. Other initiatives currently under way, or under consideration, are highlighted throughout this year's report. Together they represent real advancements in technology and efficiency that will serve both the customer and the shareholder.

Summary

     In spite of challenges presented by nature, this has been a year of progress toward our goal of improved profitability. Berkshire Gas is an innovative and progressive company whose management is committed to providing the best possible service at the lowest possible cost while at the same time fulfilling the expectations of its shareholders. Recent weather and economic trends have made it difficult to balance these interests, but you may be sure that we will continue our pursuit of these goals. We are continuing along avenues intended to enhance performance and improve profitability during periods of adverse weather or economic conditions. Most importantly, we are confident that today's achievements are providing a solid foundation for a bright future filled with opportunities for growth and expansion. Your investment represents an endorsement of our initiatives for the future, and we thank you for your confidence and support.


                        -----------------------------
                       |                             |
                       |                             |
                       |           Photo of          |
                       |       Joseph T. Kelley      |
                       |     Chairman of the Board   |
                       |                             |
                       |                             |
                        -----------------------------

                             /s/ Joseph T. Kelley
                            Chairman of the Board



                   ---------------------------------------
                  |                                       |
                  |                                       |
                  |                Photo of               |
                  |           Scott S. Robinson           |
                  |  President & Chief Executive Officer  |
                  |                                       |
                  |                                       |
                   ---------------------------------------

                            /s/ Scott S. Robinson
                     President & Chief Executive Officer




                            Berkshire Gas Company


Operations

                           Today's Accomplishments

*     Initiated automated meter-reading.
*     Automated productivity reporting and reduced supervisory staff.
*     Expanded and upgraded the Supervisory Control and Data Acquisition
       System.
*     Implemented a computerized distribution-modeling system.
*     Expanded distribution network.
*     Streamlined Engineering record keeping.
*     Accelerated cash flow.
*     Improved response to customer inquiries.


                             Tomorrow's Advances


*     Evaluate computer-aided dispatch systems.
*     Expand distribution system capacity.
*     Install paperless engineering systems.

The following pages present a tour of each of the functional areas of the Berkshire Gas Company. This state-of-the-Company overview has a dual focus: to highlight today's achievements and profile improvements, with an eye toward additional advances planned for the future.


         ----------------------------------------------------------
        |                                                          |
        |                          Photo of                        |
        |                                                          |
        |         Meter Shop Technicians, Steve Fellmann and       |
        | Tom Stefanik, complete installation of an automated | | rotary natural gas meter at Williams College to |
        |               accommodate increased demand.              |
        |                                                          |
         ----------------------------------------------------------


         ----------------------------------------------------------
        |                                                          |
        |                         Photo of                         |
        |                                                          |
        | Production Technician, Chris Benham, fine tunes a | | portion of the Company's Supervisory Control and Data | | Acquisition System used to monitor real time performance |
        |           of the pipeline distribution network.          |
        |                                                          |
         ----------------------------------------------------------


         ----------------------------------------------------------
        |                                                          |
        |                         Photo of                         |
        |                                                          |
        |   A van equipped with automated meter reading equipment  |
        | travels through a residential neighborhood collecting | | readings from customer meters for use in billing. |
        |                                                          |
         ----------------------------------------------------------



     The nerve center of a dynamic utility company is Operations. At Berkshire Gas, this key component includes Customer Operations, Distribution and Engineering. Together these departments are responsible for design, construction, operation and maintenance of the pipeline network and associated technology. The Customer Information Center also falls under the aegis of Operations. As the Company's front-line interface with customers, the importance of this function cannot be over stressed.

     Customer Operations reached a milestone this year with the installation of 8,000 automated meters. When all of the Company's 32,000 meters have been converted, this technology will eliminate estimated billing, simplify the billing process, reduce inquiries and increase customer satisfaction.

     Customer Operation continually monitors its performance to ensure peak efficiency and cost-effectiveness. An automated productivity-reporting system is being developed to computerize analyses now performed manually by supervisors. As a result of effective use of new technology, the Company has been able to reduce supervisory staff requirements in this area.

     In another technological advance, Distribution has expanded and upgraded its Supervisory Control and Data Acquisition system. Sensors and electronic controllers at critical locations throughout the distribution network allow dispatchers to view system performance in real time and make appropriate adjustments. In addition, new computer models of the distribution system allow the Company to evaluate alternatives for future growth.

     To meet increasing demand for natural gas, Engineering is planning new facilities to serve the Amherst/Greenfield area, the fastest-growing segment of the Company's service area. Engineering is also converting manual records to an Automated Mapping and Facilities Management system in order to streamline its operations.

     The spotlight is also on efficiency in the Customer Information Center where monthly reports will soon be produced in two working days rather than the six-to-eight now required. Cash flow also has been substantially improved by engaging an outside service firm to accelerate collection of
overdue bills.   In addition, cross-training programs and advanced
communications systems continue to improve the speed and quality of responses to information and service requests.

     For the future, Customer Operations personnel are actively evaluating computer-aided dispatch systems that will provide information to field personnel more quickly and efficiently.

     Further expansion of the Company's pipeline network and implementation of paperless engineering systems are two areas currently being reviewed by the Company's Engineering Department. These advancements will help to increase efficiency and reduce costs in the future.

     These successes, coupled with future plans to implement new technology and optimize staff resources, will improve the service the Company provides to its customers, while also making it possible to control costs and focus on profitability.


         ---------------------------------------------------------
        |                                                         |
        |                         Photo of                        |
        |                                                         |
        | Senior Engineer, Dave Grande, evaluates avenues for | | future load growth using a computer model of the |
        |              Company's distribution system.             |
        |                                                         |
         ---------------------------------------------------------


         ---------------------------------------------------------
        |                                                         |
        |                         Photo of                        |
        |                                                         |
        | Customer Representative, Nicolette McGovern, accesses | | customer information using innovative technology |
        |            designed to speed response time.             |
        |                                                         |
         ---------------------------------------------------------



                            Berkshire Gas Company


Gas Supply Acquisition and Management


                           Today's Accomplishments


*     Reduced the cost of purchased gas.
*     Met record demand.
*     Realized conservation and load management benefits.


                             Tomorrow's Advances


*     Secure fixed-price futures contracts.
*     Accrue conservation performance incentives.

     Deregulation and market-driven forces make it imperative for the Company to ensure reliable supplies of natural gas at competitive rates. As a member of the Mansfield Consortium, which includes five other natural gas distribution companies, Berkshire Gas has the same purchasing power as the state's largest utilities.

     By skillfully negotiating contracts with multiple suppliers and capturing low wellhead prices, the Company purchases natural gas today for less than it did two years ago. In addition to earning high ratings from the Massachusetts Department of Public Utilities, the ability to negotiate favorable contracts on the open market permits competitive pricing that is helping Berkshire Gas retain existing customers and obtain new ones.

     The availability of low-cost gas supplies has aided the Company in meeting growing consumer demand. This was particularly evident this winter when the Company realized an all-time 24 hour sales record, despite unusually mild weather.

     Energy conservation programs also continue to contribute to a healthy financial picture. Conservation and load-management program services provided to 2,600 customers this year generated gas cost savings of approximately $1 million.

     Looking toward the future, the Company's supply professionals are exploring new ways to meet customer pricing demands, including the utilization of natural gas futures contracts on the New York Mercantile Exchange ("NYMEX") exchange. At the same time, the Company's Conservation Department is completing a filing which, when approved by the Massachusetts Department of Public Utilities, will enable the Company to earn incentives and additional revenues from the successful implementation of its programs.


         ---------------------------------------------------------
        |                                                         |
        |                         Photo of                        |
        |                                                         |
        |   Specialty Minerals Purchasing Manager, James Mirante  |
        | and Quarry Superintendent, Lynn Burton, discuss the | | future growth of their operations and associated energy | | needs with Les Hotman, Berkshire Gas Vice-President of | | Rates, Supply and Planning and Karen Zink, Manager of |
        |                 Rates and Planning.                     |
        |                                                         |
         ---------------------------------------------------------



                            Berkshire Gas Company


Administration


                           Today's Accomplishments

*     Obtained favorable financing rates.
*     Reduced employee benefit costs.
*     Offered early-retirement options.
*     Committed to company-wide, utility-specific software.

                             Tomorrow's Advances

*     Install integrated information systems.
*     Realign staff assets.


         ---------------------------------------------------------
        |                                                         |
        |                         Photo of                        |
        |                                                         |
        | Frank Swigut, Senior Manager and Business Systems | | Consulting for Deloitte & Touche, discusses various | | options for integrating technology and information | | with Berkshire Gas personnel as part of the Company's | | evaluation of new information processing hardware |
        |                      and software.                      |
        |                                                         |
         ---------------------------------------------------------



     Administration provides services essential to Company growth: financial strength, information management and manpower planning. In the financial area, innovative financing negotiated at very favorable rates and the sale of additional equity in October of 1994, represent major steps toward a more balanced capital structure. Banking costs are also being significantly reduced by aggressively negotiating lower fees.

     Additionally, competitive bidding has yielded broader and more flexible employee benefit plans at reduced cost to the Company. As a result of regulatory reform and aggressive case management, workmen's compensation costs have been cut by one-third. As automation continues to reduce the physical workload, the Company has been able to offer early-retirement options designed to maintain appropriate staffing levels.

     Implementation of a networked computer system and company-wide, utility-specific software represents probably the most sweeping procedural change in Company history. By promoting fast, easy and complete exchange of information between all departments, the new system will significantly improve internal productivity and responsiveness to customers.

     In planning for the future, the Company is evaluating staffing needs and requirements in light of early retirements and the changing nature of the workplace as a result of automation. Consequently, employees displaced by technology are being retrained and reeducated to assume new duties and meet needs that are emerging throughout the organization. The realignment of staffing assets plays a critical role in cost control as well as providing employees new opportunities for growth and experience.

     Finance, information services and manpower planning play critical roles in every aspect of the Company's operation. Advances in these areas yield direct results to the bottom line. The Company's finance and information services professionals are engaged daily in the pursuit of additional technology and innovative financial vehicles for the benefit of the Company's customers and its shareholders. The strength of these departments provides support for the Company's effort to seize opportunities and lay the foundation for a bright future.



                            Berkshire Gas Company

Marketing


                           Today's Accomplishments


*     Adopted team marketing.
*     Realized load growth.
*     Implemented target marketing program.
*     Instituted customer retention program.
*     Customized rates for large customers.


                             Tomorrow's Advances


*     Future load expansion.
*     Expansion of custom services.
*     Underground storage tank program.


         ---------------------------------------------------------
        |                                                         |
        |                         Photo of                        |
        |                                                         |
        | Yankee Candle founder and President, Mike Kittredge, | | discusses the firm's recent conversion to natural gas | | with Walter Martin, a Senior Commercial and Industrial | | Marketing Representative at Berkshire Gas. Yankee | | Candle manufacturers and sells an exciting line of top |
        |            quality candles around the globe.            |
        |                                                         |
         ---------------------------------------------------------


         ---------------------------------------------------------
        |                                                         |
        |                         Photo of                        |
        |                                                         |
        |       Senior Commercial and Industrial Marketing        |
        | Representative, Rick Ryer, reviews details of the | | recent conversion of Pittsfield High School to natural | | gas with Principal, Mark Matthews, and Sally Douglas, |
        |  Budget Officer for the Pittsfield School Department.   |
        |                                                         |
         ---------------------------------------------------------



     "Working together we can accomplish more than we can individually." With this in mind, the Company's marketing effort has focused on coordinating resources company-wide in a teamwork approach to promote and sell natural gas. Combining the resources and talents of people throughout the organization has proven to be an effective approach.

     As a result of this coordinated effort, the Company realized significant load additions over the past year. Natural gas has been selected as the fuel of choice by new customers such as Wal Mart, the Old Country Buffet and the Willowood Nursing Home, all in Pittsfield, as well as the Clark Art Museum and Williams College in Williamstown, and the Yankee Candle Company in Deerfield.

     Effective marketing requires both a knowledge of the marketplace as well as a thorough understanding of a potential customer's needs. In identifying those needs, the Company's marketing professionals target key segments of specific markets. Working with decision makers such as architects and engineers, the marketing team is able to secure additional load by providing information and access to the latest and most efficient natural gas technology, as well as detailed information about the Company and its services. This program has been expanded to include traditional trade allies such as heating contractors and plumbers. Building strong relationships with these target groups has paid solid dividends and contributed significantly to the Company's growth.

     The quality of customer relationships is more important than ever in today's competitive marketplace. In recognition of this, Berkshire Gas has initiated a pro-active marketing strategy. A team of representatives from several Company departments is going out in the field, calling on key commercial and industrial customers. These personal visits demonstrate a strong service commitment while eliminating potential problems and keeping the Company in touch with the latest business developments and customer requirements.

     The advent of customized rates also has played a key role in meeting customers' changing needs. Deregulation of the natural gas industry has introduced new competitive dimensions in the marketplace. The Company now competes daily with marketers and outside suppliers. Our ability to tailor services and rates to meet specific customer requirements is a key factor in the success of our marketing efforts. The Company continues to focus on providing competitive services that are flexible and superior to those offered by all other suppliers. Looking forward, the Company is committed to continued load growth. The Amherst and Greenfield areas of the Company's service territory continue to offer the greatest near-term growth potential. To penetrate these markets, sales representatives are pursing new avenues, such as tailoring customer service packages to meet the particular needs of residential and commercial customers.

     Environmental concerns are providing an opportunity for marketing to promote and expand the Company's underground storage tank program. Owners of homes and businesses with leaking underground oil storage tanks are becoming increasingly concerned with the cost of environmental remediation of their property. By packaging and offering attractive alternatives, new customers are converting daily to natural gas to satisfy their energy needs.

     An emphasis on doing more with less, on teamwork and on change has helped the Company adjust to meet the evolving needs of the business and at the same time, capitalize on growth opportunities in the marketplace. Least-cost growth will continue to be an important goal as the Company markets its products and services in the future.



                            Berkshire Gas Company

Berkshire Propane


                           Today's Accomplishments


*     Increased customer base.
*     Reduced truck loading time.
*     Avoided a planned expansion of clerical staff.
*     Reduced supervisory staff.
*     Reduced capital costs.


                             Tomorrow's Advances


*     Explore information-processing improvements.
*     Expand service area.


         ---------------------------------------------------------
        |                                                         |
        |                         Photo of                        |
        |                                                         |
        | Berkshire Propane reached a milestone in its history | | this year with the addition of its 5000th customer, the | | Open Hearts Camp in Great Barrington, Massachusetts. | | The 400 acre camp is a summer retreat for youngsters | | who have undergone open heart surgery. It was | | established and endowed by the late Edward J. Madden, |
        |          one of the first open heart patients.          |
        |                                                         |
         ---------------------------------------------------------



Aggressive marketing initiatives have continued to expand Berkshire Propane's customer base. Solid customer growth has led to the addition of the Division's 5,000th customer this year. Management envisions further expanding the existing service area in New York and Massachusetts to continue to build on the Division's growth record.

     Significant productivity improvements have resulted from modifications to Berkshire Propane's truck-filing facilities in Pittsfield, cutting loading time by 60 percent. Steps such as this reduce overhead costs and heighten overall efficiency.

     In addition, enhancements to the Company's computer system eliminated the need for a scheduled expansion of clerical staff. Supervisory staff also has been reduced as the result of Company-wide improvements. Other information-processing advances planned for the near future include computerized on-board ticketing and customer information storage.

     The purchase of cylinders and tanks represents a significant capital expense which can be partially offset by refurbishing tanks recovered from customers. Berkshire Propane has been able to more than triple the number of tanks refurbished this year, substantially cutting capital expenditures.

     These reductions in both operating and capital costs, coupled with planned improvements in information processing and expansion of the service territory, will enhance the Division's ability to maintain consistent contributions to the profitability of the Company.



                            Berkshire Gas Company


Service Area

     A strong future is built on a sound past. For more than 140 years, Berkshire Gas has been serving the energy needs of western Massachusetts. Located in one of the most desirable areas of the Northeast, the Company's neighbors include prestigious educational institutions, R&D centers and high-tech businesses attracted by the region's natural beauty and superb quality of life.

     A tradition of excellence has been built on the Company's long record of service. Today we provide natural gas service to 19 cities and towns in Massachusetts with a combined population of 190,000. The Berkshire Propane Division serves 107 communities in a 5,000 square mile area in western Massachusetts and eastern New York.

     Our past success has been built on countless singular achievements and advancements. The prospects for our future will likely be similarly determined. With that in mind, we endeavor daily to change and adapt in the continued pursuit of excellence as we build on a long and proud history.


         ---------------------------------------------------------
        |                                                         |
        |                         Photo of                        |
        |                                                         |
        | Map of Western Massachusetts and Eastern New York | | State depicting service area by town and county. |
        |                                                         |
         ---------------------------------------------------------



The examples contained in this report all share a common goal: to demonstrate accomplishments achieved or planned across all Company departments and functions. Together they present the image of a Company that is optimizing its resources, controlling costs, and improving customer service. With this strong foundation, coupled with clearly defined plans for the future, the Berkshire Gas Company is positioned for continued growth and profitability.



                            Berkshire Gas Company


Financial Review
- ----------------------------------------------------------------------



Contents
- ----------------------------------------------------------------------

10-Year Comparative Summary
 of Operations and Statistics                               14

Management's Discussion and Analysis
 of Financial Condition and Results of Operations           16

Financial Statements:

     Statements of Income and
     Retained Earnings                                      19

     Balance Sheets                                         20

     Statements of Common Shareholders'
     Equity and Redeemable Cumulative
     Preferred Stock                                        21

     Statements of Cash Flows                               22

     Notes to Financial Statements                          23

     Independent Auditors' Report                           29

Quarterly Financial Information                             31

Officers and Directors                                      32



10-YEAR COMPARATIVE SUMMARY OF OPERATIONS AND STATISTICS

For the Years Ended June 30
OPERATIONS ($000)                     1995        1994        1993        1992        1991
- -----------------------------------------------------------------------------------------------

Operating Revenues                    $  47,934   $  53,029   $  47,132   $  47,969   $  41,408

Cost of Gas Sold                         24,820      27,885      24,831      26,741      22,341

Operating Margin                         23,114      25,144      22,301      21,228      19,067

Net Income                                2,529       3,673       2,810       1,952       1,462
Earnings Available for
 Common Stock                             1,835       2,953       2,066       1,849       1,377

COMMON SHARE DATA*
- -----------------------------------------------------------------------------------------------
Earnings Per Share                    $    0.92   $    1.69   $    1.20   $    1.10   $    0.83
Annualized Dividends Per Share             1.10        1.10        1.08        1.08        1.08
Dividends Declared Per Share               1.10       1.085        1.08        1.08        1.23
Book Value Per Share                      13.16       12.99       12.30       12.13       12.07
Market Price (Year-End)                   15.00       16.25       18.00       14.75       13.00
Average Shares of Common Stock
 Outstanding                          1,990,517   1,751,830   1,718,522   1,687,734   1,655,550

CAPITALIZATION ($000)
- -----------------------------------------------------------------------------------------------
Common Equity                         $  27,688   $  22,946   $  21,326   $  20,626   $  20,155
Preferred Stock                           8,448       8,491       9,026       9,111       1,196
Long-Term Debt                           30,983      31,083      25,413      26,564      28,156
- -----------------------------------------------------------------------------------------------
    Total Capitalization              $  67,119   $  62,520   $  55,765   $  56,301   $  49,507

% OF TOTAL
- -----------------------------------------------------------------------------------------------
Common Equity                              41.2%       36.7%       38.2%       36.6%       40.7%
Preferred Stock                            12.6        13.6        16.2        16.2         2.4
Long-Term Debt                             46.2        49.7        45.6        47.2        56.9

RATIOS (%)
- -----------------------------------------------------------------------------------------------
Payout Ratio                                120%         65%         90%         98%        130%
Market-to-Book Ratio                        114         125         146         122         108
Return on Average Common Equity             7.2        13.3         9.8         9.1         6.8

PROPERTY ($000)
- -----------------------------------------------------------------------------------------------
Capital Expenditures                 $    7,746   $   5,112    $  5,458   $   5,165   $   4,245
Pipeline Construction                         0           0       5,659       1,539       4,526
Gross Utility Plant                      91,863      86,098      83,016      79,942      76,404
Net Utility Plant                        69,326      66,191      65,846      64,840      63,277
Net Non-Utility Plant                     5,962       5,715       5,004       8,965      10,627
Total Assets                             91,983      90,991      91,891      92,124      95,971

GAS SALES (MCF-000'S)
- -----------------------------------------------------------------------------------------------
Residential                               2,513       2,839       2,730       2,639       2,347
Commercial & Industrial                   2,305       2,625       2,681       2,703       2,480
Interruptible                             1,104         807       1,012       1,468       1,092
- -----------------------------------------------------------------------------------------------
    Total Natural Gas Sales               5,922       6,271       6,423       6,810       5,919
- -----------------------------------------------------------------------------------------------

GAS TRANSPORTED (MCF-000'S)
- -----------------------------------------------------------------------------------------------
Firm Transportation                       1,130         874         289           0           0
Interruptible Transportation                340         217           0           0           0
- -----------------------------------------------------------------------------------------------
    Total Gas Sold and Transported        7,392       7,362       6,712       6,810       5,919
- -----------------------------------------------------------------------------------------------
Propane Gallons Sold                      3,738       3,904       3,522       3,158       2,927

OTHER STATISTICS
- -----------------------------------------------------------------------------------------------
Customer Meters                          31,925      31,445      31,053      30,507      30,641
Maximum Daily MCF Sendout                45,760      43,934      39,446      38,237      37,095
Minimum Daily MCF Sendout                 8,216       8,114       7,371       8,060       6,855
Degree Days                               6,748       7,651       7,396       7,210       6,261
20-Year Average Degree Days               7,354       7,356       7,341       7,348       7,432
Number of Employees                         160         173         181         180         185

<F1> *  Reflects the 2-for-1 Common Stock split in August 1986.



10-YEAR COMPARATIVE SUMMARY OF OPERATIONS AND STATISTICS

For the Years Ended June 30
OPERATIONS ($000)                     1990        1989        1988        1987        1986
- -----------------------------------------------------------------------------------------------

Operating Revenues                    $  39,476   $  37,274   $  34,992   $  37,321   $  36,958

Cost of Gas Sold                         20,280      20,953      19,619      21,033      23,938

Operating Margin                         19,196      16,321      15,373      16,288      13,020

Net Income                                2,047       1,769       1,757       2,364       1,395
Earnings Available for
 Common Stock                             1,955       1,671       1,653       2,253       1,278

COMMON SHARE DATA*
- -----------------------------------------------------------------------------------------------
Earnings Per Share                   $     1.21   $    1.05   $    1.14   $    1.83   $    1.15
Annualized Dividends Per Share             1.28        1.28        1.28        1.22        1.10
Dividends Declared Per Share               1.28        1.28       1.235        1.15        1.07
Book Value Per Share                      12.40       12.40       12.57       11.96       11.17
Market Price (Year-End)                   14.50       17.25       16.75       18.50       16.00
Average Shares of Common Stock
 Outstanding                          1,622,563   1,595,075   1,444,738   1,232,884   1,115,500

CAPITALIZATION ($000)
- -----------------------------------------------------------------------------------------------
Common Equity                         $  20,299   $  19,904   $  19,848   $  14,866   $  13,634
Preferred Stock                           1,290       1,378       1,465       1,559       1,647
Long-Term Debt                           29,147      23,066      14,952      16,906      10,792
- -----------------------------------------------------------------------------------------------
    Total Capitalization              $  50,736   $  44,348   $  36,265   $  33,331   $  26,073

% OF TOTAL
- -----------------------------------------------------------------------------------------------
Common Equity                              40.1%       44.9%       54.7%       44.6%       52.3%
Preferred Stock                             2.5         3.1         4.1         4.7         6.3
Long-Term Debt                             57.4        52.0        41.2        50.7        41.4

RATIOS (%)
- -----------------------------------------------------------------------------------------------
Payout Ratio                                106%        122%        112%         67%         96%
Market-to-Book Ratio                        117         139         133         155         143
Return on Average Common Equity             9.7         8.4         9.5        15.8        10.4

PROPERTY ($000)
- -----------------------------------------------------------------------------------------------
Capital Expenditures                  $   6,438   $  12,308   $   9,778   $   6,983    $  5,320
Pipeline Construction                     6,475           0           0           0           0
Gross Utility Plant                      71,805      65,657      55,310      47,105      41,196
Net Utility Plant                        60,558      55,991      46,576      39,163      34,137
Net Non-Utility Plant                     8,119       2,882       2,616       2,531       2,384
Total Assets                             83,680      65,240      56,886      49,979      43,072

GAS SALES (MCF-000'S)
- -----------------------------------------------------------------------------------------------
Residential                               2,545       2,547       2,428       2,333       2,254
Commercial & Industrial                   2,778       2,702       2,564       2,209       1,902
Interruptible                             1,163       1,026         893         763       1,243
- -----------------------------------------------------------------------------------------------
    Total Natural Gas Sales               6,486       6,275       5,885       5,305       5,399
- -----------------------------------------------------------------------------------------------

GAS TRANSPORTED (MCF-000'S)
- -----------------------------------------------------------------------------------------------
Firm Transportation                           0           0           0           0           0
Interruptible Transportation                169         118          31           0           0
- -----------------------------------------------------------------------------------------------
    Total Gas Sold and Transported        6,655       6,393       5,916       5,305       5,399
- -----------------------------------------------------------------------------------------------
Propane Gallons Sold                      2,789       2,588       2,293       2,075       1,905

OTHER STATISTICS
- -----------------------------------------------------------------------------------------------
Customer Meters                          30,395      29,733      28,684      27,894      27,250
Maximum Daily MCF Sendout                38,012      37,480      38,917      35,469      32,659
Minimum Daily MCF Sendout                 7,294       7,228       6,603       5,821       6,279
Degree Days                               7,045       7,581       7,471       7,276       7,182
20-Year Average Degree Days               7,474       7,474       7,479       7,504       7,502
Number of Employees                         191         194         182         155         149

<F1> *  Reflects the 2-for-1 Common Stock split in August 1986.



MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- -----------------------------------------------------------------------------
(Dollars in Thousands Except Share and per Share Amounts)


An Overview of 1995
- -----------------------------------------------------------------------------

   Operating Margin for 1995 decreased 8.1% to $23,114 from 1994 levels of $25,144, resulting in decreased Net Income and Earnings Per Share of Common Stock of 31.1% to $2,529 and 45.6% to $.92, respectively, over the prior year's results. The decreases in Operating Margins and Net Income for 1995 are primarily due to significantly warmer weather during the heating season relative to 1994, furthermore, 1994 results included proceeds from an insurance settlement which contributed $.23 to earnings per share, and to a lesser extent, the issuance of 295,000 shares of Common Stock diluted 1995 earnings by $.11 per share. Continued efforts in cost containment resulted in increased operating efficiencies reducing operating expenses by $1,320. The number of degree days in 1995 was 6,748, a decrease of 11.8% from the 1994 level, and 8.2% below the 20-year average.

   Net Utility Plant increased to approximately $69,326, a 4.7% increase above 1994, reflecting capital expenditures of $7,746, which were 52% above 1994 levels. During 1995, the Company sold 295,000 shares of Common Stock netting proceeds of $4,213 to repay short-term bank borrowings. In 1995 the book value per share rose to $13.16 from $12.99 in 1994.


Results of Operations
- -----------------------------------------------------------------------------

1995 vs. 1994

  Earnings available for Common Stock were $1,835 for 1995 as compared to $2,953 for 1994; Earnings Per Share of Common Stock based on the average number of shares outstanding for the same periods were $.92 and $1.69, respectively. The $.77 or 45.6% decrease in per share earnings from 1994 is due primarily to significantly warmer weather during the heating season, furthermore 1994 results included proceeds from an insurance settlement which increased 1994 earnings by $.23 per share, and to a lesser extent, the issuance of 295,000 shares of Common Stock diluted 1995 earnings by $.11 per share.

  Berkshire Gas Company considers Operating Margin (Operating Margin or Gross Profit=Operating Revenues Net of Cost of Gas
Sold) to be a more pertinent measure of operating results than operating revenues because income is not significantly affected by changes in revenue due to similar fluctuations in gas costs. The Company is required to recover from or return to the customers through the Company's Cost of Gas Adjustment Clause ("CGAC") any changes in the cost of natural gas.

  Operating Margin decreased $2,030 or 8.1% as compared with 1994. Operating Margin is primarily affected by the change in the level of firm gas sold and transported. Interruptible gas sold and transported has no effect on Operating Margin since those margins are flowed back to the firm customer. The Company's sales are affected by weather as the majority of its firm customers use natural gas for heating. The decrease from 1994 is primarily due to lower volumes of firm gas sold due to 11.8% warmer weather than 1994, partially offset by higher volumes of gas sold and transported at slightly lower margins from increased firm transportation volumes to industrial customers.

                                               1995        1994
                                               -------     -------

    Firm MCF Sold and Transported                5,948       6,338
    Operating Margin                           $23,114     $25,144
    Average Operating Margin Per Firm MCF      $  3.89     $  3.97

     Other Operating Expenses consisted of the following:

                                               1995        1994
                                               -------     -------

    Transmission and Distribution              $ 3,400     $ 3,407
    Customer Accounts                            2,740       3,162
    Administrative and General                   4,173       4,909
    Other                                        1,276       1,431
                                               -------     -------
    Total                                      $11,589     $12,909
                                               =======     =======

   Other Operating Expenses decreased $1,320 or 10.2% from 1994 levels. The decrease in Other Operating Expenses primarily reflects lower Customer Accounts expense of $422 due to lower levels of uncollectible accounts; decreased Administrative and General costs due to lower insurance costs of $254, lower employee welfare of $196 due to fewer medical claims, reduced legal expense of $64, lower shareholders expense of $45, lower regulatory expense of $49 and lower salaries and benefits of $138. Other costs were $155 less than 1994, primarily due to lower professional fees associated with restructuring supply contracts brought about by the Federal Energy Regulatory Commission ("FERC") Order 636.

   Depreciation Expense increased by $203 in 1995 over 1994 due to an increase in the amount of depreciable assets.

   Other Income decreased $871 from 1994. The decrease was primarily due to an insurance settlement that was included in 1994 income in the amount of $403 (net of taxes and amounts previously recorded). Propane revenue was $170 less than 1994 due to the significantly warmer weather during the heating season. Interest income was $60 less resulting from the overcollection of prior period gas costs through the CGAC.

   Interest Expense increased $178 due to higher long-term interest expense due to semi-annual pricing of the Medium-Term note, partially offset by lower short-term interest due to lower levels of borrowing. Other Taxes increased $70 due to higher personal property valuations and rates.

   Income Taxes decreased $887 from 1994 due to lower earnings in 1995.

   Dividends Declared on Common Stock increased $312 due to additional shares outstanding, and to a lesser extent, dividends increased $.015 per share in 1995. The Company sold
295,000 shares of Common Stock during the second quarter of fiscal 1995.


1994 vs. 1993

   Earnings available for Common Stock were $2,953 for 1994 as compared to $2,066 for 1993; Earnings Per Share of Common Stock based on the average number of shares outstanding for the same periods were $1.69 and $1.20, respectively. The $.49 or 40.8% increase in per share earnings over 1993 is primarily due to colder weather during the heating season, increased operating efficiencies and the settlement of an insurance claim relating to a line of business that was discontinued in the 1970's ($403 net of taxes and amounts previously recorded which equates to $.23 on a per share basis).

   Operating Margins increased $2,843 as compared with 1993. Operating Margin is primarily affected by the change in the level of firm gas sold and transported. Interruptible gas sold and transported has no effect on Operating Margin since the margins are flowed back to the firm customer. The Company's sales are affected by the weather as the majority of its firm customers use natural gas for heating. The increase in Operating Margin in 1994 is primarily due to colder weather during the heating season which increased the volumes of firm gas sold by 638 MCF or 11.2%. To a lesser extent, a 2.54% base rate increase effective April 1, 1993 contributed to the increased Margin.

                                                 1994       1993
                                                 -------    -------

    Firm MCF Sold and Transported                  6,338      5,700
    Operating Margin                             $25,144    $22,301
    Average Operating Margin Per Firm MCF        $  3.97    $  3.91

     Operating Expenses consisted of the following:

                                                 1994       1993
                                                 -------    -------

    Transmission and Distribution                $ 3,407    $ 3,382
    Customer Accounts                              3,162      2,599
    Administrative and General                     4,909      4,087
    Other                                          1,431      1,164
                                                 -------    -------
    Total                                        $12,909    $11,232
                                                 =======    =======

  Other Operating Expenses increased $1,677 or 14.9% over 1993 levels. The increase in Other Operating Expenses primarily reflects higher Customer Accounts expense of $439 due to higher levels of uncollectible accounts; increased Administrative and General costs resulting from higher salaries, associated benefits and fees of $537, additional legal expense of $153, additional regulatory costs of $62, increased shareholder expenses primarily associated with the Company's Share Owner Dividend Reinvestment and Stock Purchase Plan ("DRIP") of $43; Other costs for the residential conservation program of $121 and professional fees of $123 associated with restructuring supply contracts brought about by the Federal Energy Regulatory Commission ("FERC") Order 636.

   Depreciation increased by $230 in 1994 over 1993 due to an increase in the level of depreciable assets, and, to a lesser extent, an increase in the composite depreciation rate from 3.64% to 4.04% effective April 1, 1993.

   Other Income increased $866 in 1994 over 1993. The increase resulted primarily from the settlement of an insurance claim relating to a line of business that was discontinued in the 1970's, in the amount of $403 (net of taxes and amounts previously recorded) and higher jobbing margins of $147. Increased interest income resulted from an undercollection of prior period gas costs through the CGAC approximating $137.
The increase in other income is partially offset by lower rental income of $184 due to higher depreciation expense reflecting an adjustment for the change in the lives of rental assets during 1993.

   Income Taxes for 1994 as compared with 1993 increased by $857 due to changes in net earnings as discussed above.

Liquidity and Capital Resources
- -----------------------------------------------------------------------------

   Cash flows from operations, net of dividend payments, have generally provided the principal liquidity to meet operating requirements. Capital requirements have been generally funded by both internal and external sources. The issuance of long-term financing is dependent on management's evaluation of need, financial market conditions and other factors. Short-term financing is used to meet seasonal cash requirements.

   The Company initially finances construction expenditures and other funding needs primarily with short-term bank borrowings, and to a lesser extent with the reinvestment of dividends. The Company continually evaluates its short-term borrowing position and based on prevailing interest rates, market conditions, etc., makes determinations regarding conversion of short-term borrowings to long-term debt or equity. As part of this strategy, the Company sold 295,000 shares of Common Stock during the second quarter of fiscal 1995, netting proceeds of $4,213 to repay short-term bank borrowings.

   The Company's capital expenditures were $7,746 in 1995, $5,112 in 1994, and $5,458 in 1993. In addition, during 1993, approximately $5,659 was spent for the construction, planning and permitting of a pipeline for a 160 megawatt cogeneration project, for which the Company acted as the developer. In 1993, the Company conveyed its interest in the pipeline, at which time approximately $8,472 was transferred out of construction work in progress as these costs were completely reimbursed to the Company. The Company expects fiscal 1996 capital expenditures to total approximately $8,000. Construction expenditures will be financed initially through short-term borrowings and refinanced by issuing long-term debt and/or equity, to the extent that internally generated funds are not available.

  Beginning June 15, 1993, the Company's Share Owner Dividend
Reinvestment and Stock Purchase Plan ("DRIP") allowed for the sale of Common Stock shares at a 3.0% discount to plan participants to increase cash flow to support current construction expenditures.

   As of June 30, 1995, the Company had lines of credit aggregating $25,500, all of which remained unused.

   The Company's continued evaluation of its environmental protection requirements has indicated that present estimates of investigative and cleanup costs range from $2,894 to $8,777 and are expected to be incurred through 2010. The anticipated level of expenditures has remained the same in 1995 from 1994 and been reduced from 1993 estimates resulting from the Company's analysis and review of the sites and the commencement of clean-up activities at the first site. The Company has recorded the most likely costs of $2,894 in accordance with SFAS No. 5. All costs, excluding carrying charges, are expected to be subject to recovery over a seven-year period under a ruling issued by the MDPU.

   Capitalization at June 30, 1995, excluding current redemption requirements of long-term debt, consisted of 46.2% long-term debt, 41.2% common equity, and 12.6% preferred stock.

   It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

Inflation
- -----------------------------------------------------------------------------

   The accompanying financial statements reflect the historical cost of events and transactions, regardless of the purchasing power of the dollar at the time. Due to the capital intensive nature of the Company's business, the most significant impact of inflation is on the Company's depreciation of utility plant. Rate regulation, to which the Company is subject, allows recovery through its rates of only the historical cost of utility plant as depreciation. The Company expects that any higher costs experienced upon replacement of existing facilities will be recovered through the normal regulatory process.



STATEMENTS OF INCOME AND RETAINED EARNINGS
- -----------------------------------------------------------------------------
(In Thousands Except Share Amounts)

                                                     Years Ended June 30
                                                     1995          1994          1993
- ------------------------------------------------------------------------------------------

Operating Revenues                                   $  47,934     $  53,029     $  47,132
Cost of Gas Sold                                        24,820        27,885        24,831
- ------------------------------------------------------------------------------------------
Operating Margin                                        23,114        25,144        22,301
- ------------------------------------------------------------------------------------------
Other Operating Expenses                                11,589        12,909        11,232
Depreciation                                             3,624         3,421         3,191
- ------------------------------------------------------------------------------------------
Total                                                   15,213        16,330        14,423
- ------------------------------------------------------------------------------------------
Utility Operating Income                                 7,902         8,814         7,878
Other Income - Net                                       1,516         2,387         1,521
- ------------------------------------------------------------------------------------------
Operating and Other Income                               9,418        11,201         9,399
Interest Expense                                         3,667         3,489         3,490
Other Taxes                                              1,697         1,627         1,544
- ------------------------------------------------------------------------------------------
    Pre-tax Income                                       4,054         6,085         4,365
Income Taxes                                             1,525         2,412         1,555
- ------------------------------------------------------------------------------------------
NET INCOME                                           $   2,529     $   3,673     $   2,810
Retained Earnings At Beginning of Period                 7,098         5,658         5,450
Adjustment to Retained Earnings                              0           390             0
- ------------------------------------------------------------------------------------------
Total                                                    9,627         9,721         8,260
- ------------------------------------------------------------------------------------------
Dividends Declared:
  Preferred Stock                                          694           720           744
  Common Stock                                           2,215         1,903         1,858
- ------------------------------------------------------------------------------------------
  Total Dividends                                        2,909         2,623         2,602
- ------------------------------------------------------------------------------------------

Retained Earnings at End of Period                   $   6,718     $   7,098     $   5,658
==========================================================================================

Earnings Available for Common Stock                  $   1,835     $   2,953     $   2,066
==========================================================================================

Average Shares of Common Stock Outstanding           1,990,517     1,751,830     1,718,522
- ------------------------------------------------------------------------------------------
Earnings Per Share of Common Stock                   $    0.92     $    1.69     $    1.20
==========================================================================================


Reference should be made to Notes to Financial Statements.



BALANCE SHEETS
- -------------------------------------------------------------------------------

(In Thousands)                                                       June 30
                                                             1995        1994        1993
- --------------------------------------------------------------------------------------------

ASSETS
Utility Plant:
  Utility Plant-at original cost                             $91,863     $86,098     $83,016
  Less: Accumulated Depreciation                              22,537      19,907      17,170
- --------------------------------------------------------------------------------------------
    Utility Plant-Net                                         69,326      66,191      65,846
- --------------------------------------------------------------------------------------------
Other Property:
  Other Property-at original cost                             10,766       9,957       8,750
  Less: Accumulated Depreciation                               4,804       4,242       3,746
- --------------------------------------------------------------------------------------------
    Other Property-Net                                         5,962       5,715       5,004
- --------------------------------------------------------------------------------------------
Current Assets:
  Cash and Cash Equivalents                                      492          65          59
  Accounts Receivable                                          6,612       8,687       6,891
  Other Receivables                                              234         133         176
  Inventories                                                  3,236       3,629       3,089
  Prepayments                                                    178         146         145
- --------------------------------------------------------------------------------------------
      Total Current Assets                                    10,752      12,660      10,360
- --------------------------------------------------------------------------------------------
Deferred Debits:
  Unamortized Debt Expense                                       578         624         647
  Capital Stock Expense                                          638         340         420
  Environmental Cleanup Costs                                  1,046       1,030         872
  Other                                                          787       1,537       1,740
- --------------------------------------------------------------------------------------------
      Total Deferred Debits                                    3,049       3,531       3,679
- --------------------------------------------------------------------------------------------
  Recoverable Environmental Cleanup Costs.                     2,894       2,894       7,002
- --------------------------------------------------------------------------------------------
   TOTAL ASSETS                                              $91,983     $90,991     $91,891
============================================================================================

LIABILITIES AND OTHER CREDITS
Common Shareholders' Equity:
  Common Stock                                               $ 5,259      $4,417      $4,333
  Premium on Common Stock                                     15,711      11,431      10,945
  Surplus Invested in Plant                                        0           0         390
  Retained Earnings                                            6,718       7,098       5,658
- --------------------------------------------------------------------------------------------
      Total Common Shareholders' Equity                       27,688      22,946      21,326
- --------------------------------------------------------------------------------------------
Redeemable Cumulative Preferred Stock                          8,448       8,491       9,026
- --------------------------------------------------------------------------------------------
Long-Term Debt (less current maturities)                      30,983      31,083      25,413
- --------------------------------------------------------------------------------------------
Current Liabilities:
  Notes Payable to Banks                                           0       6,580      11,840
  Current Maturities of Long-Term Debt                           900         900       1,670
  Accounts Payable                                             3,091       2,776       3,047
  Taxes Accrued                                                  125        (155)        (85)
  Refundable (Recoverable) Gas Costs                           4,117         502      (1,019)
  Other Current Liabilities                                    5,518       5,261       2,931
- --------------------------------------------------------------------------------------------
      Total Current Liabilities                               13,751      15,864      18,384
- --------------------------------------------------------------------------------------------
  Unamortized Investment Tax Credit                            1,355       1,430       1,506
- --------------------------------------------------------------------------------------------
  Deferred Income Taxes                                        6,864       8,283       9,234
- --------------------------------------------------------------------------------------------
  Reserve for Recoverable Environmental Cleanup Costs          2,894       2,894       7,002
- --------------------------------------------------------------------------------------------
      TOTAL LIABILITIES AND OTHER CREDITS                    $91,983     $90,991     $91,891
============================================================================================

Reference should be made to Notes to Financial Statements.



STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
AND REDEEMABLE CUMULATIVE PREFERRED STOCK
- -----------------------------------------------------------------------------

(In Thousands Except Share Amounts)
                                                           June 30
                                                        1995        1994        1993
- ---------------------------------------------------------------------------------------

Common Shareholders' Equity:

Common Stock, $2.50 par value;shares authorized:
  1995, 1994 and 1993 - 2,600,000; 2,600,000 and
   2,100,000, respectively.
Shares issued and outstanding: 1995-2,103,432;
 1994-1,766,909; 1993-1,733,068                         $ 5,259     $ 4,417     $ 4,333
Premium on Common Stock                                  15,711      11,431      10,945
Surplus Invested in Plant                                     0           0         390
Retained Earnings                                         6,718       7,098       5,658
- ---------------------------------------------------------------------------------------
   Total Common Shareholders' Equity                    $27,688     $22,946     $21,326
=======================================================================================

Redeemable Cumulative Preferred Stock:

4.80%, $100 par value; 15,000 shares
 authorized;issued and outstanding:
 1995-4,478;1994-4,906;1993-5,257                       $   448     $   491     $   526

9.00%, $100 par value;10,000 shares
 authorized;issued and outstanding:
 1995-0;1994-0;1993-5,000                                     0           0         500

8.40%, $100 par value; 80,000 shares
 authorized;issued and outstanding:
 1995, 1994, and 1993-80,000                              8,000       8,000       8,000
- ---------------------------------------------------------------------------------------

   Total Redeemable Cumulative Preferred Stock          $ 8,448     $ 8,491     $ 9,026
=======================================================================================


Reference should be made to Notes to Financial Statements.



STATEMENTS OF CASH FLOWS
- -------------------------------------------------------------------------------

(In Thousands)                                                Years Ended June 30
                                                              1995        1994       1993
- ---------------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
  Net Income                                                  $ 2,529     $ 3,673     $ 2,810
  Adjustments to Reconcile Net Income to Net
Cash Provided by Operating Activities:
  Depreciation and Amortization                                 4,477       4,107       3,588
  Provision for Losses on Accounts Receivable                     741       1,274         808
  Refundable (Recoverable) Gas Costs                            3,615       1,521      (1,771)
  Deferred Income Taxes                                        (1,419)     (1,553)        841
Changes in Assets and Liabilities Which
 Provided (Used) Cash:
  Accounts and Other Receivables                                1,233      (3,027)     (1,355)
  Inventories                                                     393        (540)     (1,090)
  Unamortized Debt Expense                                          0         (24)          0
  Unamortized Investment Tax Credit                                 0           0         (30)
  Unamortized Capital Stock Expense                              (155)          0        (183)
  Accounts Payable                                                315        (271)      1,010
  Taxes Accrued                                                   280         (70)       (129)
  Consumer Rebates and Other                                      960       2,977         172
- ---------------------------------------------------------------------------------------------
      Net Cash Provided by Operating Activities                12,969       8,067       4,671
- ---------------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Capital Expenditures and Disposal Costs                      (7,746)     (5,112)     (5,458)
  Capital Expenditures - Transportation Pipeline                    0           0      (5,659)
- ---------------------------------------------------------------------------------------------
      Net Cash Used in Investing Activities                    (7,746)     (5,112)    (11,117)
- ---------------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Dividends Paid                                               (2,909)     (2,623)     (2,452)
  Current Maturities of Long-Term Debt                              0        (770)       (120)
  Proceeds from (Principal Payments on)
  Issuance of Long-Term Debt                                    (100)       5,670      (1,151)
  Proceeds from (Principal Payments on)
   Notes Payable Borrowings-Net                                (6,580)     (5,260)      3,500
  Principal Payments on
   Construction Loan Borrowings-Net                                 0           0      (4,284)
  Proceeds from Issuance of Common Stock-Net                    4,213           0           0
  Proceeds from Other Stock Transactions-Net                      580          34         408
  Proceeds from Reimbursement of Transportation
   Pipeline Expenditures                                            0           0       2,091
  Proceeds from the Sale of Transportation Pipeline                 0           0       8,472
- ---------------------------------------------------------------------------------------------
      Net Cash (Used in) Provided by Financing Activities      (4,796)     (2,949)      6,464
- ---------------------------------------------------------------------------------------------
Net Increase in Cash and Cash Equivalents                         427           6          18
Cash and Cash Equivalents at Beginning of Year                     65          59          41
- ---------------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                      $   492     $    65     $    59
=============================================================================================
Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Year for:
  Interest (net of amount capitalized)                        $ 3,452     $ 3,380     $ 3,327
  Income Taxes (net of refund)                                  3,027       2,552         974
=============================================================================================


Reference should be made to Notes to Financial Statements.



NOTES TO FINANCIAL STATEMENTS
- -----------------------------------------------------------------------------
(Dollars in Thousands Except Share and Per Share Amounts)

SUMMARY OF SIGNIFICANT
ACCOUNTING POLICIES
- -----------------------------------------------------------------------------

     The Berkshire Gas Company ("the Company") is a publicly owned utility engaged in the distribution and sale of natural gas for residential, commercial and industrial use, as well as the transportation of natural gas for larger industrial users. The Company also sells and leases gas burning equipment, and markets liquefied petroleum gas through its Berkshire Propane operations. The Company is subject to regulation by the Massachusetts Department of Public Utilities ("MDPU"). The Company's accounting policies conform to Generally Accepted Accounting Principles ("GAAP") as applied to public utilities giving effect to the accounting practices and policies of the MDPU.

Income Taxes
- -----------------------------------------------------------------------------

     Effective July 1, 1993, the Company adopted the provisions of Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." ("SFAS No. 109"), which requires that the liability method be used in calculating deferred income taxes. Upon adoption, the Company recorded deferred income tax liabilities for temporary differences for which deferred income taxes had not been provided and to adjust deferred tax balances to reflect changes in tax rates expected to be in effect during the periods the temporary differences reverse.

     With the adoption of SFAS No. 109, the Company has determined that it has excess deferred taxes which has resulted in the recording of a regulatory liability. The regulatory liability reflects amounts due to the ratepayers which will be refunded through the regulatory process.

Depreciation
- -----------------------------------------------------------------------------

     The Company depreciates its utility plant at straight line rates approved by the MDPU. The current depreciable composite rate is 4.04% and has been in effect since April 1, 1993. Depreciable non-utility property consists of rental equipment, propane tanks and related equipment used in the Company's liquefied petroleum gas operations, and is depreciated at annual rates ranging from 2.5% to 20.0%.

Revenues
- -----------------------------------------------------------------------------

     Customer meters are read or estimated on a monthly basis. After the reading or estimation is prepared, customers are billed for their gas usage and any applicable monthly rental fee. At the time of billing, revenues are recorded.

     Pursuant to the MDPU, the Company is allowed to recover increases in gas costs and to refund any decreases in gas costs by way of the Cost of Gas Adjustment Clause ("CGAC"). A gas adjustment charge or refund for estimated gas costs as compared with actual gas costs and any profit on the sale or transportation of interruptible volumes is included in the monthly customer billings via the CGAC. Any difference between actual and estimated gas costs plus interest is accrued or deferred and is recorded in the month the related revenue is billed.

Unamortized Debt Expense
- -----------------------------------------------------------------------------

     The issuance costs associated with long-term debt are deferred and amortized over the life of the issue.

Investment Tax Credit
- -----------------------------------------------------------------------------

     The unamortized balance of the investment tax credit ("ITC") relating to machinery and equipment acquisitions up through 1986 is deducted from federal income taxes and is deferred on the balance sheet, as prescribed by the MDPU, and is being amortized over the expected lives of the applicable assets. The unamortized balance of the ITC for the years ended June 30, 1995, 1994 and 1993 was $1,355, $1,430 and $1,506, respectively. The amortized portion for the years ended June 30, 1995, 1994 and 1993 was $75, $75 and $47, respectively.

Utility Plant
- -----------------------------------------------------------------------------

     The cost of maintenance, repairs and the renewal of items determined to be less than full units of plant property are charged to maintenance expense accounts. The cost of betterments and the renewal of full units of plant property are charged to plant property accounts. Costs include materials, labor and indirect charges for engineering, general and administrative and supervisory services. The book value of plant property replaced, retired or sold is concurrently removed from such plant property accounts and charged to accumulated depreciation along with its associated removal costs, less any salvage value.

     A functional classification for the cost of utility plant at June 30 is as follows:

                                         1995         1994         1993
- -----------------------------------------------------------------------------

     Transmission and
      Distribution Plant...........      $77,128      $72,000      $69,199
     General Plant.................        9,549        8,995        8,664
     Manufactured Gas
      Production Plant.............        4,455        4,464        4,458
     Construction in Progress......          731          639          695
- -----------------------------------------------------------------------------
          Total....................      $91,863      $86,098      $83,016
=============================================================================

     Transmission and distribution plant consists of mains; services and meters, the cost for their installation; land and rights of way; and measuring and regulating station equipment which is used to deliver and to monitor gas used by the customer.

     General plant consists of structures and their improvements, office furniture and equipment, including computers, and transportation equipment.

     The manufactured gas production plant consists of land, gas mixing equipment and liquefied petroleum gas equipment used to supplement natural gas volumes during the peak season in order to meet customer demand.

ACCOUNTS RECEIVABLE
- -----------------------------------------------------------------------------

     Details of accounts receivable, net of allowance for doubtful accounts, as of June 30 are as follows:

                                      1995        1994        1993
- ---------------------------------------------------------------------

Utility Service..................     $6,103      $8,133      $6,406
Merchandise and Jobbing..........        118         140         124
Liquefied Petroleum..............        391         414         361
- ---------------------------------------------------------------------
     Total - Net ................     $6,612      $8,687      $6,891
=====================================================================

     The allowance for doubtful accounts as of June 30, 1995, 1994 and 1993, respectively, is: Utility - $832, $727 and $600; Merchandise - $44, $21 and $20; Liquefied Petroleum - $75, $68 and $54.


INVENTORIES
- -----------------------------------------------------------------------------

     Materials, supplies and liquefied petroleum used in the non-utility operations are valued at the lower of average cost or market value; liquefied petroleum used in the utility operations is valued at cost; natural gas is recorded at cost. The details of these inventories as of June 30 are as follows:

                                     1995        1994        1993
- -----------------------------------------------------------------------------

Materials and Supplies..........     $1,284      $1,357      $1,413
Natural Gas.....................      1,702       2,088       1,526
Liquefied Petroleum.............        250         184         150
- -----------------------------------------------------------------------------
      TOTAL - Net...............     $3,236      $3,629      $3,089
=============================================================================

RECLASSIFICATION
- -----------------------------------------------------------------------------

     The Company has reclassified certain amounts for prior years to conform with the 1995 presentation.

RETAINED EARNINGS
- -----------------------------------------------------------------------------

     On April 29, 1994, the Company received authorization from the MDPU to transfer $390 from Surplus Invested in Plant to Retained Earnings representing the surpluses resulting from the 1954 acquisition of Berkshire Gas Company and the 1958 acquisition of Greenfield Gas Light Company at less than net book value. This transfer had no effect on the Company's earnings.

COMMON STOCK
- -----------------------------------------------------------------------------

     Earnings per share of Common Stock are calculated after the recognition of the dividend requirements for the Redeemable Cumulative Preferred Stock of $694 $720 and $744 for the fiscal years ended June 30, 1995, 1994 and 1993, respectively. Earnings per share of Common Stock are based on the average number of Common shares outstanding. The average number of Common Stock shares outstanding for the fiscal years ended June 30, 1995, 1994 and 1993 were 1,990,517, 1,751,830 and 1,718,522, respectively.

     The Company issued shares pursuant to the Share Owner Dividend Reinvestment and Stock Purchase Plan ("DRIP") of 41,586, 33,841 and 32,147 for a total of $628, $569, and $492 during 1995, 1994 and 1993, respectively.

     Beginning June 15, 1993, the Company initiated a plan for the purchase of Common Stock whereby all holders of 10 shares or more are eligible to purchase shares of Common Stock at a 3% discount of the average of the bid and asked prices for the five days preceding the purchase date. Participants can purchase shares by either reinvesting dividends on Common Stock already held or through optional cash payments.

     During fiscal 1995, the Company sold 295,000 shares of Common Stock in a public offering. During fiscal 1994, 100,000 additional shares were authorized and approved by the MDPU pursuant to the DRIP. See "Redeemable Cumulative Preferred Stock" below concerning the restrictions on the payment of cash dividends on, or purchases of, Common Stock.

REDEEMABLE CUMULATIVE PREFERRED STOCK
- -----------------------------------------------------------------------------

     The Company has authorized two series of Cumulative Preferred Stock: the 4.8% and the 8.4%. The redemption price per share for the 4.8% Cumulative Preferred Stock (as well as the amount due on voluntary liquidation) is $100.00. The provisions of the 4.8% Cumulative Preferred Stock require the Company to offer to purchase up to 450 shares at par annually on September 15. Pursuant thereto, the Company purchased 428 shares during 1995, 351 shares during the 1994 fiscal year, and 357 shares during 1993.

     The Company called and retired the 4,500 remaining shares of the 9.0% Cumulative Preferred Stock in January 1994.

     The provisions of the 8.4% Cumulative Preferred Stock provide for an annual mandatory sinking fund of 5,334 shares at par commencing in the year 2003. The redemption price per share of the 8.4% Cumulative Preferred Stock (as well as the amount due on a voluntary liquidation basis) is $105.10 beginning May 30, 2002 and thereafter gradually reduces to $100.

     The Charter provisions applicable to the Cumulative Preferred Stock and the First Mortgage Indenture contain restrictions on the use of retained earnings for the payment of cash dividends on, or purchases of, Common Stock. At June 30, 1995, the Company's retained earnings were $6,718. At such date, under the most restrictive of these provisions, $2,945 of the retained earnings were unrestricted.

LONG-TERM DEBT
- -----------------------------------------------------------------------------

     Details regarding the Company's First Mortgage Bonds, Debentures, Senior and Medium-Term Notes Payable, and sinking funds (due after one year) as of June 30 are as follows:

                                        Portions
Description                             Maturing
                           Interest     Annually
First Mortgage Bonds:      Rate         Through      1995       1994       1993
- ----------------------------------------------------------------------------------

Series K                    7.7850      1997         $   520    $   540    $   560
       M                    9.3750      1998             720        800        880
       O                   12.7500      1995               0          0        210
       P                   10.0600      2019          10,000     10,000     10,000
Debenture:                  9.1250      2006           5,743      5,743      5,763
Senior Note:                9.6000      2020           8,000      8,000      8,000
Medium-Term Note:           7.0625      1999           6,000      6,000          0
- ----------------------------------------------------------------------------------
     TOTAL.....................................      $30,983    $31,083    $25,413
==================================================================================

      All interest rates are fixed except in the case of the Medium-Term Note, which is variable based upon the LIBOR six month rate and which is convertible at the option of the Company to a fixed rate based upon the lender's cost of funds rate. The aggregate amount of sinking fund and other maturities due in each of the next five years are: 1996 - $500; 1997 - $1,000; 1998 - $480; 1999 - $6,960; and 2000 - $400. Series P, the Senior
Note and the Medium-Term Note do not have sinking fund requirements. The redemption of the Debenture is voluntary by the holder, is non-cumulative and cannot exceed $400 per year.

         The First Mortgage Bonds are collateralized by substantially all of the utility plant.

OTHER CURRENT LIABILITIES
- -----------------------------------------------------------------------------

     Details of other current liabilities as of June 30 are as follows:

                                      1995       1994       1993
- ------------------------------------------------------------------

Accrued Interest..................    $  839     $  841     $  881
Insured Retirement Plan...........       377        414        314
Dividends Declared................       752        660        654
Accrued Consumer Rebates..........     2,044      2,091          6
Other.............................     1,506      1,255      1,076
- ------------------------------------------------------------------
      TOTAL.......................    $5,518     $5,261     $2,931
==================================================================

     Accrued consumer rebates represent refunds received from a major supplier of natural gas to the Company. The refunds are associated with the supplier rate case before FERC, and are to be refunded to the ratepayer during the next fiscal year.

SHORT-TERM LOANS AND
COMPENSATING BALANCES
- -----------------------------------------------------------------------------

     The Company has lines of credit aggregating $25,500 with various banks, all of which remained unused as of June 30, 1995. The lines of credit are reviewed periodically with various banks and may be renewed or canceled. In connection with these lines of credit, the Company borrows primarily at less than the prime rate. In lieu of compensating balance requirements, the Company pays commitment fees on a portion of its credit lines equating to 3/8 of 1% on $11,000 with the various banks.

     Information as to short-term borrowings is as follows:

                                             1995         1994        1993
- --------------------------------------------------------------------------

Balance Outstanding at June 30..........     $     0      $ 6,580     $11,840
Maximum Amount of Borrowings
 at Any Month-End.......................      10,470       20,570      18,260
Average Borrowings During the Year......       5,604       15,407      14,393
Average Interest Rate at End of Year....        7.31%        5.04%       4.41%
Weighted Average Interest Rate During
 the Year...............................        6.60%        4.65%       5.05%


INCOME TAXES
- -----------------------------------------------------------------------------

     The difference in the effective tax rate compared with the statutory tax rate is shown in the following table:

                                       1995        1994        1993
- -------------------------------------------------------------------

Tax at Statutory Rate...........        34%         34%        34%
State Taxes (Net of Federal
 Benefit).......................        4.5         4.6        4.4
Investment Tax Credit...........       (1.9)       (1.2)      (1.7)
Permanent Differences...........        1.0         2.2       (1.1)
- ------------------------------------------------------------------
Effective Tax Rate..............       37.6%       39.6%      35.6%
==================================================================

     A summary of the tax provision is as follows:

                                     1995       1994        1993
- ------------------------------------------------------------------

Federal Income - Current..........   $2,169     $2,740      $  585
Federal Income - Deferred.........     (923)      (751)        681
State - Current...................      512        571         130
State - Deferred..................     (233)      (148)        159
- ------------------------------------------------------------------
      TOTAL.......................   $1,525     $2,412      $1,555
==================================================================

     The components of the net deferred income tax liability at June 30 are as follows:

                                                  1995        1994
- --------------------------------------------------------------------

Deferred Liabilities:
  Investment Tax Credit.......................    $  558      $  602
  Excess Tax over Book Depreciation...........     8,731       8,545
  Environmental Response Costs................       207         216
- --------------------------------------------------------------------
      Total Deferred Liabilities..............     9,496       9,363
- --------------------------------------------------------------------
Deferred Assets:
  Recoverable Gas Cost........................    (1,789)       (354)
  Other.......................................      (843)       (726)
- --------------------------------------------------------------------
      Total Deferred Assets...................    (2,632)     (1,080)
- --------------------------------------------------------------------
      Total Net Deferred Income Taxes.........    $6,864      $8,283
====================================================================


CONTINGENCIES
- -----------------------------------------------------------------------------

     Federal, state and local laws and regulations establishing standards and requirements for the protection of the environment have increased in number and scope in recent years. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can have retroactive effectiveness.

     During fiscal 1990, the MDPU issued a generic ruling on cost recovery for environmental cleanup with respect to former gas manufacturing sites. Under the ruling, the Company will recover annual cleanup costs, excluding carrying costs, over a seven-year period through the CGAC. This ruling also provides for the sharing of any proceeds received from insurance carriers equally between the Company and its ratepayers, and establishes maximum amounts that can be recovered from customers in any one year.

     During the fiscal year ended June 30, 1995, the Company continued the analysis and field review of two parcels of real estate formerly used for gas manufacturing operations, which had been found to contain coal tar deposits and other substances associated with by-products of the gas manufacturing process. The review and assessment process began in 1985 with respect to the first site, which is owned by the Company, and in 1989 with respect to the second site, which was formerly owned by the Company. With the review and approval of the Massachusetts Department of Environmental Protection ("MDEP"), at one site, the investigative activities are proceeding, while at the second site, the investigative work is near completion and remedial alternatives are being examined. It is difficult to predict the potential financial impact of the sites until first, the nature and risk is fully characterized, and second, the remedial strategies and related technologies are determined. The general philosophy of the Company is one of source removal and/or reduction coupled with risk minimization. Assuming successful implementation, it is anticipated that through 2010 the level of expenditures for the sites will range from $2,894 to $8,777. The anticipated level of expenditures has remained the same in 1995 from 1994 and been reduced from 1993 estimates resulting from the Company's analysis and review of the sites and the commencement of clean-up activities at the first site. The Company has recorded the most likely cost of $2,894 in accordance with SFAS No. 5. Ultimate expenditures cannot be determined until a remedial action plan can be developed and approved by the MDEP. The Company's unamortized costs at June 30, 1995 were $1,046 and should be recovered using the formula discussed above.

     Claims against the Company have been asserted by a general contractor and certain subcontractors involved in the construction of a transportation pipeline for which the Company served as developer. Although the Company cannot predict the ultimate outcome of the claims, which the Company believes are without merit, it intends to contest the claims vigorously and believes that the outcome will not have a material adverse impact on the overall financial position or results of operations of the Company.

     FERC Order 636 provides for 100% recovery by pipelines of any "Transition Costs" prudently incurred as a result of industry restructuring. As these costs have been and may be approved in the future, they have been and will be passed through to the Company as demand charges associated with the transportation of gas through the pipeline. Under current rate structures, these costs are recovered through the CGAC.

OTHER INCOME
- -----------------------------------------------------------------------------

     A condensed summary of the Company's non-utility operations before income tax (included in the "Statements of Income and Retained Earnings" under "Other Income - Net") as of June 30 is as follows:

                                            1995       1994        1993
- -------------------------------------------------------------------------

Merchandise and Jobbing:
  Sales................................     $1,068     $1,438      $1,057
  Cost of Sales and Expenses...........        862      1,117         910
- -------------------------------------------------------------------------
      Net..............................        206        321         147
- -------------------------------------------------------------------------
Appliance Rentals:
  Revenues.............................      1,380      1,314       1,218
  Expenses.............................        671        580         309
- -------------------------------------------------------------------------
      Net..............................        709        734         909
- -------------------------------------------------------------------------
Liquefied Petroleum Gas:
  Sales................................      4,022      3,890       3,628
  Cost of Sales and Expenses...........      3,703      3,463       3,235
- -------------------------------------------------------------------------
      Net..............................        319        427         393
- -------------------------------------------------------------------------
Miscellaneous Net......................        282        905          72
- -------------------------------------------------------------------------
      TOTAL............................     $1,516     $2,387      $1,521
=========================================================================


POST-RETIREMENT BENEFITS
- -----------------------------------------------------------------------------

       The Company has non-contributory funded retirement income plans covering substantially all employees. The cost of the plans is actuarially determined, and it is the Company's policy to fund accrued pension costs.

       The net pension cost in 1995, 1994 and 1993 is summarized as follows:

                                      1995        1994        1993
- --------------------------------------------------------------------

Service Cost......................    $  634      $  588      $  600
Interest Cost.....................     1,135       1,100       1,040
Return on Plan Assets:
  Actual..........................    (1,009)       (347)     (1,907)
  Deferred........................      (397)       (978)        789
- --------------------------------------------------------------------
      Net Recognized Return.......    (1,406)     (1,325)     (1,118)
Other.............................       259         249         242
- --------------------------------------------------------------------
      Net Pension Cost............    $  622      $  612      $  764
====================================================================


     The funded status and accrued pension cost for the defined benefit plans at June 30 are as follows:

                                         1995         1994         1993
- --------------------------------------------------------------------------

Fair Value of Plan Assets............    $17,267      $16,150      $15,737
Projected Benefit Obligation.........     16,647       16,545       15,715
- --------------------------------------------------------------------------
Excess (Deficiency) of Fair
 Value of Plan Assets Over
 Projected Benefit Obligation........        620         (395)          22
Unrecognized Net Gain................     (3,315)      (2,564)      (3,208)
Unrecognized Prior Service Cost......        930        1,001        1,048
Unrecognized Net Obligation
 (at transition).....................      1,469        1,649        1,829
- --------------------------------------------------------------------------
Accrued Pension Cost.................       (296)        (309)        (309)
Accumulated Benefit Obligation.......     13,314       13,558       12,659
Vested Benefit Obligation............     13,293       13,182       12,282
- --------------------------------------------------------------------------
Assumed Discount Rate................       7.00%        7.00%        7.00%
Assumed Rate of Compensation
 Increase............................      5.625%       5.875%       5.875%
Expected Rate of Return on Plan
 Assets..............................       9.25%        9.25%        8.75%
- --------------------------------------------------------------------------

       Approximately 98.7% of plan assets are invested in equity securities, debt securities and cash equivalents, and the balance is in other investments, principally real estate. The benefit formula is based either on the number of years of service or the employee's average base salary for the five years yielding the highest average.

     The Company maintains a 401(k) Post-Retirement Plan for all Company employees. The Company matches up to 3 1/2% of a participating employee's annual salary. The expense for the years ended June 30, 1995, 1994 and 1993 related to the 401(k) Plan was $223, $213 and $204, respectively.




INDEPENDENT AUDITORS' REPORT
- -----------------------------------------------------------------------------
DELOITTE &                                                         City Place
  Touche LLP                                                185 Asylum Street
                                             Hartford, Connecticut 06103-3402



To the Shareholders of
The Berkshire Gas Company:

We have audited the accompanying balance sheets of The Berkshire Gas Company as of June 30, 1995, 1994 and 1993 and the related statements of income and retained earnings, common shareholders' equity and redeemable cumulative preferred stock and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.


In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1995, 1994 and 1993, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/ DELOITTE & TOUCHE LLP

August 25, 1995






QUARTERLY FINANCIAL INFORMATION
- -------------------------------

     A comparison of unaudited quarterly financial information is presented on page 31.


ANNUAL MEETING
- --------------

     The annual meeting of shareholders will be held at the Berkshire Hilton Inn, Pittsfield, Massachusetts, on November 14, 1995, at 10:00 A.M.


SHARE OWNER DIVIDEND
REINVESTMENT AND
STOCK PURCHASE PLAN
- -------------------

       The Company has a program which allows for the reinvestment of dividends and optional cash payments to purchase additional shares of the Company's Common Stock at a 3% discount. The Plan is available to holders of 10 shares or more and provides a convenient method to acquire additional shares without fees or other charges. Shareholders who wish to take advantage of the Plan or want additional information may do so by contacting:

The Berkshire Gas Company
Attn:   Secretary of the Share Owner Dividend
        Reinvestment and Stock Purchase Plan Committee
        115 Cheshire Road
        Pittsfield, Massachusetts 01201-1388
        (413) 442-1511


TRANSFER AGENT
- --------------

State Street Bank and Trust Company
P.O. Box 8200
Boston, Massachusetts 02266-8200

STOCK LISTING
- -------------

       The Common Stock of The Berkshire Gas Company is traded on the National Over-the-Counter Market and is quoted through the NASDAQ System under the symbol BGAS.


FORM 10-K INFORMATION
- ---------------------

       Upon written request to the Company at 115 Cheshire Road, Pittsfield, Massachusetts 01201-1388, a copy of the Company's current Form 10-K Annual Report, as filed with the Securities and Exchange Commission, will be provided to any shareholder without charge.

     This report has been prepared for the purposes of information and record only and not in connection with the sale or offer for sale of securities, or any solicitation of an offer to buy securities.






QUARTERLY FINANCIAL INFORMATION
- -------------------------------


For the Fiscal Year Ended June 30 (In Thousands Except Per Share Amounts)
(Unaudited)

1995                                        First        Second       Third       Fourth
- ------------------------------------------------------------------------------------------

Operating Revenues                          $ 4,832      $12,086      $21,615     $9,401
Operating and Other Income (Loss)              (124)       2,378        5,869      1,295
Income (Loss) Before Income Taxes            (1,258)       1,036        4,180         96
Net Income (Loss)                              (766)         656        2,556         83
Earnings (Loss) Per Share                     (0.53)        0.23         1.14      (0.04)
Dividends Declared Per Share                  0.275        0.275        0.275      0.275
Prices of Common Shares:
  High                                      17 3/4       16 3/4       16          15 3/4
  Low                                       16           14 1/4       14 3/4      14

1994
- ------------------------------------------------------------------------------------------
Operating Revenues                          $ 4,542      $12,951      $25,948     $9,588
Operating and Other Income (Loss)              (239)       2,881        7,290      1,269
Income (Loss) Before Income Taxes            (1,249)       1,611        5,652         72
Net Income (Loss)                              (752)       1,013        3,507        (95)
Earnings (Loss) Per Share                     (0.54)        0.47         1.89      (0.15)
Dividends Declared Per Share                   0.27         0.27         0.27      0.275
Prices of Common Shares:
  High                                      19           19           18 1/4      17 1/4
  Low                                       17 1/4       17           16 1/2      15 1/2

1993
- -----------------------------------------------------------------------------------------
Operating Revenues                          $ 5,092      $12,192      $21,037     $8,811
Operating and Other Income (Loss)              (431)       2,440        6,184      1,206
Income (Loss) Before Income Taxes            (1,471)       1,265        4,593        (22)
Net Income (Loss)                              (879)         810        2,863         16
Earnings (Loss) Per Share                     (0.62)        0.36         1.55      (0.10)
Dividends Declared Per Share                   0.27         0.27         0.27       0.27
Prices of Common Shares:
  High                                      15 1/4       15 3/4       17 1/2      18 1/4
  Low                                       14           14 1/4       14          16 1/2


     The Common Stock of The Berkshire Gas Company is traded on the National Over-the-Counter Market and is quoted through the NASDAQ System (BGAS). Primarily because of the relatively small number of shareholders and the infrequency of trading, the average bid and asked prices noted above do not necessarily reflect actual transactions.

     Earnings per Common Share have been computed based on average Common Shares outstanding in each period after recognition of Preferred Stock dividends.

     It is currently the policy of the Board of Directors to declare cash dividends payable in July, October, January and April. The dividend rate is reassessed regularly in light of existing conditions, the needs of the Company and the interests of shareholders.

     The sum of the quarterly earnings (loss) per share amounts many not equal the annual income per share due to the issuance of Common Stock.




The Berkshire Gas Company
- -----------------------------------------------------------------------------

Officers
- -----------------------------------------------------------------------------
Scott S. Robinson                              Michael J. Marrone
President and Chief Executive Officer          Vice President, Treasurer and
                                               Chief Financial Officer


Les H. Hotman                                  Cheryl M. Clark
Vice President, Supply, Rates and Planning     Clerk of the Corporation


Directors
- -----------------------------------------------------------------------------
George R. Baldwin**                            Franklin M. Hundley
Area Chairman                                  Managing Director,
Arthur J. Gallagher & Co.,                     Rich, May, Bilodeau &
a national insurance brokerage firm            Flaherty, P.C., a law firm


John W. Bond* **                               Joseph T. Kelley*
President,                                     Chairman of the Board
Kimbell Securities Corp., a securities         The Berkshire Gas Company
broker/dealer; Real estate management


Paul L. Gioia**                                Scott S. Robinson*
Partner,                                       President and Chief Executive
LeBoeuf, Lamb, Greene & MacRae,                Officer
a law firm                                     The Berkshire Gas Company



William S. Goedecke**                          Robert B. Trask**
First Vice President, Retired                  President and Chief Operating
Smith Barney Harris Upham & Co., Inc.,         Officer,
An investment banking and stock brokerage      Country Curtains, Inc.,
firm                                           a mail-order/retail firm

*   Executive Committee
**  Audit Committee