Form 10-K, Exhibit 13
period 1996-06-30
BERKSHIRE GAS CO /MA/
filed 1996-09-26
CIK 317406

Berkshire Gas Company

COMPETING IN A NEW ERA OF DEREGULATION

Providing solutions to our customers' changing energy needs is what has kept Berkshire Gas ahead of the competition for more than 140 years.
Deregulation has brought new competition to our western Massachusetts service area and Berkshire Gas continues to strengthen its market share. Dynamic strategies, innovative ideas and excellent customer relations are among the Company's competitive advantages. These are clearly demonstrated when our customers make energy choices. Our report to you this year highlights the competitive nature of the deregulated marketplace and the steps Berkshire Gas has taken to expand its market share.

FINANCIAL HIGHLIGHTS

- -------------------------------------------------------------------------------------------------

For the Fiscal Year Ended June 30,

                                                                   1996/1995            1995/1994
OPERATIONS ($000)                                1996      1995    % Change     1994    % Change
- -------------------------------------------------------------------------------------------------

Operating Revenues                             $ 46,050  $ 47,934    -3.9%    $ 53,029     -9.6%
Operating Margin                                 25,835    23,114    11.8       25,144     -8.1
Operating and Other Income                       12,042     9,418    27.9       11,201    -15.9
Net Income                                        4,213     2,529    66.6        3,673    -31.1
Earnings Available for Common Stock               3,521     1,835    91.9        2,953    -37.9

COMMON SHARE DATA
- -------------------------------------------------------------------------------------------------

Earnings Per Share                             $   1.65  $   0.92    79.3%    $   1.69    -45.6%
Dividends Per Share                               1.105      1.10     0.5        1.085      1.4
Book Value Per Share                              13.75     13.16     4.5      	 12.99      1.3
Market Price (Year-End)                           15.38     15.00     2.5      	 16.25     -7.7
Average Shares of Common Stock Outstanding
 (000's)                                        2,129.2   1,990.5     7.0      1,751.8     13.6
Number of Registered Common Shareholders          1,881     1,878     0.2        1,835      2.3

OTHER DATA
- -------------------------------------------------------------------------------------------------

Gross Utility Plant ($000)                     $ 96,571  $ 91,863     5.1%    $ 86,098      6.7%
Net Utility Plant ($000)                         71,215    69,326     2.7       66,191      4.7
Capital Expenditures ($000)                       6,507     7,746   -16.0        5,112     51.5
Total Gas Sold and Transported (MCF-000's)        8,075     7,392     9.2        7,362      0.4
Total Natural Gas Customers                      32,129    31,925     0.6       31,445      1.5
Propane Gallons Sold (000's)                      4,251     3,738    13.7        3,904     -4.3


To Our Shareholders

A New Era Of Competition

      As the theme of this year's report indicates, the natural gas industry is becoming increasingly competitive. Having started with the interstate pipelines several years ago, deregulation has expanded consumer choice by opening markets and fostering a more competitive environment. The ongoing move toward complete deregulation of the energy industry will continue and change will become the only constant.

      Our report this year discusses many facets of deregulation and their potential to reshape traditional energy markets. As noted in our report to you a year ago, Berkshire Gas has been well ahead of the curve in planning for deregulation and tailoring our organization to capitalize on change. More importantly, we have endeavored to work proactively with a unique vision of the possibilities created by an overall restructuring of our industry. While it is safe to say that our business will never be the same, it is also assured that the possibilities for growth and opportunity have never been greater.

      As we enter a new era of open competition, we are exploring ways of expanding our business into arenas that we had never before been able to consider. In many ways we are currently benefiting from elements of deregulation that we had seen and acted on early. Our vision and our commitment to structuring operations, skill levels, programs and initiatives have positioned Berkshire Gas as a leader in its markets by making it possible to effectively compete against the most aggressive rivals.

(Picture of Joseph T. Kelley, Chairman of the Board)

COMPETING SUCCESSFULLY

      We are realizing many early successes as an era of expanded competition dawns on our industry. Energy marketers have been actively soliciting some of the larger energy users in our service area. We are more than willing to work with marketers and to advise our customers relative to their energy options in an effort to assure that they receive the best possible energy service. To date however, these customers have chosen to stay with Berkshire Gas for both their supply and energy transportation, citing service and experience as their primary reasons.

      Ongoing implementation of new technology, the realignment of staff to meet changing needs and a work force of dedicated employees have made it possible to achieve greater levels of productivity, performance and success during the year.

      Increased sales, largely attributable to more normal winter temperatures and a growing customer base, resulted in an annual sendout of more than 8 Billion Cubic Feet("BCF")of natural gas to our customers, an all-time Company record. This is a testament both to our marketing and customer retention efforts, as well as to the integrity of our distribution system and the planning that has been done to accommodate growth and expansion within our delivery network.

      At the same time, we have been successful at controlling costs while also making substantial new investments in technology and the redesign of work systems to better meet the needs of our customers and to enhance our overall competitive position. Operating expenses were down for the second consecutive year, having been reduced by 11% over the past two years. Improved productivity and lower operating costs are making it possible to continue to invest in the future of the Company.

      As a result of the ongoing success of many of the initiatives and new undertakings discussed here, and in last year's report, we have continued to improve performance and the Company's overall financial position. We are pleased to report 1996 earnings of $1.65 per share, up approximately 80% from the prior year's earnings of $.92 per share. These earnings represent an average return on common equity of 12.3%.

      Further reflecting improvements in performance and confidence in the Company's future, our Board of Directors voted to approve an increase in the annual dividend paid on Common Stock this past June, bringing it to $1.12 per share from $1.10 on an annual basis. We look forward to measured dividend growth in the future as part of our commitment to providing shareholders a fair return on their investment.

COMPETITIVE ADVANTAGES

      We are and will be successful competitors in the deregulated marketplace, not only because of our ability to change before the markets, but because of inherent competitive advantages, outlined in the text of this report, that solidly position the Company for the future. Our customers recognize that our strength, our experience, our flexibility, our determination and our commitment to first-class service make Berkshire Gas the best choice for energy in our service area. In the event that customers opt to purchase gas supplies elsewhere, we also stand ready to work with energy marketers as a transporter of gas for those customers. We are uniquely positioned for change, making it possible to compete in new arenas and to aggressively pursue transportation markets with equal determination and success.

TECHNOLOGY AND PRODUCTIVITY

      A commitment to technology as a means of providing better service at lower cost has been a component of our vision for the future for many years. Countless hours of planning, substantial investment and reliance on experts, have made it possible to develop and implement systems that ultimately yield better service to our customers and improved performance.

      We are proud to report that one such initiative, automated meter reading, is progressing as planned toward full implementation by the end of calender 1997. The benefits of this technology are being realized today as we improve customer satisfaction while also reducing costs and enhancing the overall efficiency of our meter reading and billing operations.

      Additionally, the Company is continuing to redesign and implement its internal information network. Integrating systems and information throughout the Company represents a substantial undertaking and our progress to date has been commendable. Once complete, these advances will provide us with yet another advantage over our competition with further improvements in customer service, internal scheduling, communications, productivity and performance. As a Company, we are committed to these initiatives and others that are being planned. Automation makes it possible to better use our human resources in areas of the business that are changing and demand the attention of highly skilled and trained employees.

      Change can be both unsettling and exciting. In our business, it has become a part of everyday life. In looking back at the many changes that our industry and our work environment have undergone in recent years, our employees are to be commended for openly embracing this change. The Berkshire Gas work force has made it possible for the business to evolve, to improve and to compete aggressively and successfully in new and open markets.

(Picture of Scott S. Robinson, President and Chief Executive Officer)

BOARD RETIREMENTS

      We would also like to recognize the years of dedication and commitment provided to the Company by Board members William S. Goedecke and Joseph T. Kelley as they retire from the Board of Directors. As our Chairman, Mr. Kelley has guided Berkshire Gas through more than 40 years of growth and success, and we are grateful. Over the course of Mr. Goedecke's tenure, we have been fortunate to benefit from his vision and experience. We thank these gentlemen for more than 59 years of combined service and wish them the very best in retirement.

FUTURE INITIATIVES

      The future of the deregulated natural gas industry is exciting and the opportunities are boundless. The playing field is in many ways undefined as regulators too are attempting to determine their role in the competitive energy marketplace. As such, every part of our business from top to bottom is being re-evaluated within the context of competition.

      Management is also evaluating the structure of the business to make sure that our enterprise is organized in the most efficient manner possible and in such a way that not only enhances our ability to compete but also rewards exploration of new avenues for revenue growth.

      This is an era for new thinking in the natural gas industry, an era that cannot be constrained by past practice or conventional thought. Deregulation has opened markets and is providing access to new dimensions for growth and success. It is now our responsibility to seize the spirit of competition and to creatively, insightfully and aggressively explore new ventures, new methods and new sources of revenue. This is being done today and we will continue to focus on this with the interest of our customers and the expectations of our shareholders uppermost in our minds.

      Thank you for your support of our efforts on your behalf and for your interest in Berkshire Gas.


/s/ J. T. Kelley
Joseph T. Kelley
Chairman of the Board


/s/ Scott S. Robinson
Scott S. Robinson
President & Chief Executive Officer


COMPETING IN A NEW ERA OF DEREGULATION

      The recent completion of the Olympics in Atlanta brings to mind the spirit of open competition, where strength, flexibility, experience and drive separate the medalists from the rest of the pack.

      These same winning attributes are elements of the Berkshire Gas competitive strategy for an open and deregulated marketplace. Unlike a sporting event where the rules are firmly set and the objectives clearly defined, the venue of the deregulated industry is much less clear. The rules are constantly changing. The playing field is without boundaries and the field of competitors is ever-expanding. While deregulation brings risks, there are also many new opportunities for further growth and success.

      The deregulation of wellhead gas prices, the opening of interstate and local pipelines to all suppliers and the emergence of third-party marketers of gas supply are the results of federal deregulation that culminated in 1993. With state-level changes on the horizon, Berkshire Gas has embraced the spirit of change and moved aggressively to take advantage of deregulation. This report focuses on the Company's competitive advantages, made possible through forethought, creativity and capability in a rapidly changing and deregulated energy marketplace.

STRENGTH

      One of the Company's greatest strengths is its ability to manage gas supply. With deregulation, Berkshire Gas has been an innovator in supply purchasing and administration. In 1990, Berkshire Gas co-founded the Mansfield Consortium with five other local distribution companies. This purchasing consortium allows the Company to secure supplies of gas at competitive prices with very favorable terms. By passing these savings on to customers, the Company is able to offer competitive rates. Deregulation also has provided the Company with additional sources of revenue, such as the opportunity to sell gas supply on the open market when conditions are favorable.

      Berkshire Gas also has been proactive in securing contracts with large gas users that give the Company flexibility in times of peak demand. In one case, a local cogeneration plant allows Berkshire Gas to purchase supplies when needed, at a cost below that of alternative peak supplies. In another, Berkshire Gas has negotiated interruptible contracts with very large customers that give the Company versatility in meeting peak demand. The Company's strengths in securing low-cost and dependable supply are a powerful advantage when competing against natural gas marketers or other fuel suppliers for existing and new customers.

FLEXIBILITY

      One of the main goals of deregulation is to provide choice to energy consumers. In offering choice, one of the Company's key competitive advantages over outside marketers and suppliers is flexibility. Berkshire Gas provides great latitude for its commercial, industrial and residential customers by using its experience in gas supply, its knowledge of the interstate pipeline and storage systems, and its ability to manage peak demand.

      Berkshire Gas also has demonstrated great flexibility in customizing rates for commercial and industrial users. Also called special contracts, these customized rates are created from the broad palette of the Company's previously approved rate tariffs. Berkshire Gas' marketing and supply professionals "package" rates to meet the specific needs of a customer or class of customers. Special contracts offer an important competitive advantage for the Company because they provide high-volume customers with fixed rates, which facilitate operational budgeting.

EXPERIENCE

      The ability to provide the high level of service and technological expertise required by commercial and industrial users is one of the Company's greatest competitive advantages over marketers, who have no presence in the local community. With a 143-year reputation for service, Berkshire Gas has been a leader in applied gas technologies for all types of businesses. Berkshire Gas customers can rely on experienced professionals who work diligently to assure the availability of supply at the best possible price and can feel secure in the knowledge that experienced technicians are available 24 hours a day, 365 days a year.

      The high level of service and expertise also is evident in the technical and engineering support Berkshire Gas makes available for commercial and industrial customers of all sizes. Expertise in distribution, new technology, energy efficiency and conservation are representative of the technical assistance that Berkshire Gas provides in meeting the energy needs of its customers. Additional assistance for customers with unique needs is made available through the Institute for Gas
Technology and the Gas Research Institute.

      Berkshire Gas invests in training and equipment to offer the most advanced technologies and best service possible. That investment continues to yield additional demand by new and existing customers. Berkshire Gas customers have come to rely on the Company's long-standing experience in the energy marketplace. That experience not only provides a competitive advantage for Berkshire Gas, but also enhances our customers' competitive positions in their markets.

DRIVE

      The value of competitive qualities such as strength, flexibility and experience is best seen when applied to customer needs by the Company's determined approach to marketing and customer service. Berkshire Gas customers appreciate the flexibility and depth of experience and knowledge that the Company brings to their energy requirements.

      As veteran energy consultants, Berkshire Gas representatives regularly help customers analyze all options and costs for a comprehensive picture of possible solutions. They honestly compare and present the costs and benefits of natural gas over alternative fuels and compare the costs and supply risks associated with gas marketers to the stability and savings offered by Berkshire Gas. This drive to provide and offer customers true energy savings, backed with the highest level of service, has translated into exceptional customer loyalty.

      As the energy market recreates itself, Berkshire Gas continues its tradition of creative and progressive management. As a result of deregulation, many local distribution companies have chosen to abandon the sale of natural gas on a retail basis, confining themselves to the transportation of supply from third-party marketers. Berkshire Gas however, remains committed to being a merchant, not simply a transporter of gas, while it remains profitable to do so and an equitable return can be made for shareholders. When it is economically wise for customers to purchase from a third party, Berkshire Gas works with those customers to help negotiate the best supply and price while also earning transportation revenue.

      The true value of the Company's competitive advantages of strength, flexibility, experience and drive can be illustrated no more clearly than in the stories of customers who have made competitive decisions over the past year in selecting an energy source and supplier that would best meet the expanding energy needs of their own businesses. As the following profiles show, the Company has established the tools, ideas, and strategies necessary not only to meet the expanding demands of existing customers, but to continue to grow its share of the market well into the next century.

Customer Profile

HARDIGG INDUSTRIES

      Berkshire Gas has played a critical role in meeting the energy needs at Hardigg Industries, a family-owned plastics molding business located in South Deerfield, Massachusetts. This year, as Hardigg's energy demand continued to grow with its business, Berkshire Gas provided energy solutions to help the company remain competitive.

      Hardigg is a world leader in the design and development of products that cushion and protect complex electronics during shipment. Its reusable shipping cases are trusted by such notable customers as CNN, the Department of Defense and NASA to protect extremely sensitive equipment, ranging from mobile broadcast studios to replacement units for the Hubble Space Telescope. "Our business is not making shipping cases, but rather protecting delicate equipment in harsh environments," says Vice President Jamie Hardigg.

      The company began designing reusable shipping containers commercially in 1970, and has since completed more than 10,000 original designs, offering more than 250 off-the-shelf sizes. The U. S. Naval Aviation Service alone uses more than 100,000 Hardigg containers. With on-site capabilities that include a high-tech engineering department, custom molding processes, test labs, moldmaking and a machine shop, Hardigg's capabilities are virtually limitless.

      The firm uses rotational molding equipment and high-quality, polyethylene resins to produce the light, durable cases, which can withstand temperatures ranging from -65 to 160 degrees Fahrenheit. The ability to maintain precise temperatures during the molding process, as well as the capability to quickly raise and lower mold temperatures, are key factors in Hardigg's selection of natural gas as its fuel of choice. Clean-burning natural gas also is unlikely to contaminate the plastic, an important process control when your cases must meet tight military specifications to ensure protection from humidity, sand, salt spray and the pounding they may experience during shipment and rapid deployment.

      Hardigg Industries has come to rely on the comprehensive services that Berkshire Gas has provided in meeting its energy needs for more than 20 years. That's why Hardigg turned to Berkshire Gas for advice after being approached by a competing independent natural gas marketer. The Company's history of providing professional, low-cost service, as well as advanced engineering expertise for distribution system upgrades, provided a competitive advantage and was a key deciding factor for Hardigg. Berkshire Gas also customized rates to meet the company's needs and, through its experience with supply management, could provide firm service - a promise the marketer couldn't make. Hardigg's choice of Berkshire Gas reflects the loyalty that the Company has earned through its focus on customer service and continued commitment to energy technology development and implementation.

COMPETITIVE ADVANTAGES

Berkshire Gas vs.
Natural Gas Marketer

*     Engineering Expertise
*     Reliable Firm Service
*     Customized Rates

(Picture of Hardigg Industry employee)
The value Berkshire Gas adds through engineering expertise, customized rates and uninterrupted service guarantees led Hardigg Industries to choose the Company over an independent natural gas marketer to meet its expanding energy needs. Hardigg uses high-tech rotational molding processes at its South Deerfield, Massachusetts, facility to produce durable shipping cases for sensitive electronics, as well as specialty products, such as light weight kayaks and plastic barriers that protect shopping carts in supermarket parking lots.

(Picture of Hardigg Industry employees inside building)

Customer Profile

HILLSIDE PLASTICS

      If the folks at Hillside Plastics seem a little bit sweet on maple syrup, it's understandable. The company is the nation's largest manufacturer of plastic containers for pure maple syrup. Check the bottom of a plastic jug of pure maple syrup: If it says SugarhillTM, it was made by Hillside Plastics in Turners Falls, Massachusetts. And just as Berkshire Gas competes by providing flexible energy solutions for its customers, Hillside has built its success on creating innovative products for the maple syrup industry.

      According to Dick Haas, who founded the company in 1969, pure maple syrup is sold by color, not taste. The problem with polyethylene bottles is that oxygen permeates the sidewall and darkens the syrup. Hillside Plastics has patented a coating process that serves as an oxygen barrier to increase shelf life. The process, which took 15 years to develop, has been in production for six years.

      And the maple syrup business is booming. Volume producers are making the conversion from tin containers to plastic and Hillside is helping smaller producers create their own niche by providing customized containers with private labels. The company even ships metric-sized bottles for maple syrup producers in Canada.

      Haas said that about 50 percent of Hillside's business is maple syrup containers, and that his company serves the majority of the market. The other 50 percent involves producing containers for restaurants supplies, such as vinegar and olive oil, and other products, including windshield wiper fluid, swimming pool chemicals, and janitorial supplies.

      Peter Haas, Dick's son and the plant's general manager, said that flexibility is the firm's competitive edge. "We have unique machines," he said. "We can do color changes, size changes, weight changes - all very quickly. We can offer one customer five different items on the same trailer load and can do it competitively. That's our niche: meeting customer demand."

      Flexibility in meeting customer demand was also a factor in Hillside's choice of Berkshire Gas as its primary fuel source. Hillside's 38 percent growth last year and mounting energy costs led the company to re-evaluate its energy needs and options. Previously, electricity had powered the company's operations and propane had fueled its central heating. As the business continued to grow, the competitive advantages of natural gas provided the obvious solution to the company's growing energy costs. Hillside management, compelled by the cost advantages of natural gas over the electricity and the competitive strengths of Berkshire Gas, elected to convert a substantial portion of its total energy consumption to natural gas.

      Berkshire Gas demonstrated its flexibility by extending its natural gas distribution system in Turners Falls, and by providing the technical support Hillside needed to convert many of its operations to natural gas. The Company's ability to customize rates, expand its distribution network and provide technical support are key competitive advantages that make it possible for customers such as Hillside Plastics to remain competitive well into the future.

(Picture of Hillside employee)
Hillside Plastics, the nation's largest manufacturer of plastic containers for pure maple syrup, has converted a substantial portion of its energy usage from electricity to natural gas. The company, located in Turners Falls, Massachusetts, cited the competitive advantages Berkshire Gas offers, including flexibility, technical support and customized rates, as key factors in its decision.

COMPETITIVE ADVANTAGES

Berkshire Gas vs. Electric

*     Cost Savings
*     Customized Rates
*     Technical Conversion Support

Customer Profile

DELFTREE CORPORATION

      Natural gas and Delftree mushrooms have become a recipe for success
for gourmet chefs in the world's finest restaurants.   Chefs demand natural
gas because it gives them the greatest control over cooking temperature and Delftree shiitake (pronounced shih-TAH-kee) mushrooms because of their hearty flavor and firm, beef-like texture. Now Delftree Corporation in North Adams, Massachusetts, which grows the mushrooms in a unique facility, has given new meaning to this winning combination by choosing Berkshire Gas to replace coal as its primary energy source. In Delftree's case, Berkshire Gas helped President Bill Greenwald conclude that reliable natural gas was his best alternative.

      Greenwald takes great pride in the closely guarded, state-of-the-art method that enables him to organically grow his gourmet mushrooms. But the key to Greenwald's success is no secret: He analyzes every option before taking action. "I'm not a big fan of risk," he said. "I don't like to gamble."

      Greenwald didn't consider it a gamble when he left his job as a mechanical engineer at Stanley Tools in Shaftsbury, Vt., to join the Lundy Mushroom Company in 1982. His engineering skills and interest in biology were perfect qualifications for fine-tuning the proprietary equipment used to process and pasteurize the specialized substrate needed to produce gourmet mushrooms. And, as Greenwald predicted when he bought the company a few years later, the company's niche market responded enthusiastically to his product.

      Delftree's markets now stretch from Toronto to New Orleans and from New York to Los Angeles. Delftree currently owns approximately 5 percent of the national market, selling about 250,000 pounds annually. To meet growing demand, Greenwald has expanded the facility's growing capacity by 50 percent. And, after his usual careful analysis, he realized that the competitive advantages Berkshire Gas offered made natural gas the clear choice for his energy needs. Greenwald's calculations demonstrated that although the cost per British Thermal Unit ("BTU") of coal is lower than natural gas, coal-burning equipment is less than half as efficient as gas-burning equipment and the high cost of coal-boiler maintenance more than offsets the higher cost per BTU.

      Berkshire Gas provided another competitive advantage by answering Greenwald's reliability concerns. Natural gas gives him greater control over temperature and there's no fear of arriving in the morning to find that the climate-controlled growing area has gone cold. "When I added it all up, I decided that the efficiency and reliability of natural gas gave Berkshire Gas a solid competitive edge," Greenwald said. "And as I said, I don't like to gamble."

(Picture of two Delftree employees)
Greater efficiency and a significant reduction in maintenance costs were the competitive advantages cited by Bill Greenwald (right) and business partner Steve Rich for converting Delftree Corporation's energy source from coal to natural gas. Delftree grows some of the world's finest shiitake mushrooms in its facility in North Adams, Massachusetts.

COMPETITIVE ADVANTAGES

Berkshire Gas vs. Coal

*     Efficient, Clean-Burning Energy
*     Significant Maintenance Savings
*     Technical Conversion Support

Customer Profile

UPTON ENTERPRISES

      Steve Upton is one of the most respected developers of upscale homes in the Berkshire Gas service area. He's built top-quality condominiums, luxurious mansions and facilities for a well-known Massachusetts landmark, South Deerfield's Yankee Candle Company, which draws nearly 2 million visitors each year. He always insists on the highest quality available, in everything from work crews to building materials to energy. That's why he again chose Berkshire Gas as the primary energy source for his latest housing development.

      Upton cited efficiency, availability, cost and cost volatility - a lesson learned during the oil embargo - as key factors in choosing clean-burning, efficient natural gas. The bottom line, however, is customer satisfaction. "Some developers might have chosen oil, but I wanted a product that's viewed as the Cadillac of the industry," Upton said. "It's dependability, cleanliness, and efficiency make natural gas the product that I want representing me in the quality homes I'm building. I also want a company I can depend on to deliver that product and back it up with quality service. That's Berkshire Gas."

      Upton earned his reputation during the 1980s, building more than 130 condominiums in the South Deerfield area over a six-year period. He kept stepping up the level of amenities until the condos had the look of large, executive, single-family homes in a duplex format. "We worked for two years straight with a total of two-and-a-half days off, including holidays," he said. "We knew how to build, what to build and how to market our work."

      Upton's new development is called Ridgecrest, which when completed will comprise 26 upscale, single-family homes that he is now custom building. Most will be 3,000 to 4,000 square feet, but some may be larger. "I'm not selling lots, I'm selling homes," Upton said. "I will have final architectural review of everything, from landscaping to the last nail."

      Upton said he admires the drive Berkshire Gas demonstrated in expediting the new gas main extension that serves Ridgecrest, providing the engineering, design and permitting services that are not available from other energy suppliers. He said upscale homebuyers know that natural gas is the greatest energy value, because it's environmentally friendly and because it outperforms any other fuel in terms of heating system recovery rates, temperature control, BTU efficiency, equipment reliability and dependability of supply. He noted that while today's affluent homeowners may be cooking less, when they do cook it's on scaled-down, restaurant-style stoves. "They have a level of sophistication and lifestyle that - in my opinion - translates to natural gas,"he said. "They also demand the quality and dependability of service that only Berkshire Gas can deliver."

(Picture of developer Steve Upton)
Berkshire Gas was the energy choice of developer Steve Upton (right) for Ridgecrest, his new South Deerfield, Massachusetts, subdivision that, when completed, will include 26 upscale homes. He said his affluent customers prefer clean-burning, efficient, environmentally friendly natural gas to oil.

COMPETITIVE ADVANTAGES

Berkshire Gas vs. Oil

*     Homeowner Demand
*     Competitive, Stable Cost
*     Dependability, Cleanliness and Efficiency

BERKSHIRE PROPANE

Customer Profile

1896 HOUSE

      The 1896 House in Williamstown, Massachusetts, and Berkshire Propane have a lot in common: Both are in the comfort business: Both have a rich history and both are working hard to remain atop a competitive market. And like Berkshire Propane, 1896 House co-owners Sue Morelle and Denise Richer have displayed a limitless source of energy, pouring their hearts and souls into revitalizing the historic Berkshire landmark.

      Morelle and Richer purchased the 16-unit, 1896 Motel in the mid-1980's and immediately fell in love with the cultural environment of Williamstown and the unspoiled, scenic beauty of the Berkshire hills. They also became immersed in the renovations needed to bring the motel up to the competitive standards of the Berkshire tourism industry. Three years ago, they purchased a 12-unit motel directly across the road, made the necessary renovations and renamed their establishment the 1896 Motels: Brookside & Pondside.

      The greatest challenge, however, lay ahead. The 1896 House Restaurant, which they did not own was situated directly between their motel properties. The restaurant/banquet facility had once been a highly regarded host of Williamstown Theatre Festival cabaret performances, drawing upscale clientele and Broadway-caliber performers. But the restaurant had sat idle for several years, falling into a serious state of disrepair. Morelle and Richer purchased the restaurant and began rennovations in January 1996.

      The scope of the project was far greater than they had expected. They invested more than $500,000 to renovate, decorate and furnish the restaurant. This included major repairs, such as new floors, walls, ceilings, and plumbing, as well as fine details, such as elegant wallpaper, curtains, brass sconces and chandeliers. And when it came time to make their energy decision, Berkshire Propane was the clear choice. "We had considered using oil, but higher up-front costs and environmental concerns were significant," Morelle said. "Our kitchen demanded gas, and Berkshire Propane showed us how gas-fired duct furnaces would mesh better with our new air-circulation system."

      Miraculously, the renovations were completed in time for the opening of the Williamstown Theatre Festival's popular cabaret, when the restaurant's banquet room was dedicated to actor and part-time Williamstown residents Christopher Reeve and his wife, Dana, who had first met in that room in 1987. Now the hospitality and gracious dining facilities of the 1896 House are being enjoyed by skiers, admirers of brilliant fall foliage, the families of Williams College students, and visitors to the Berkshire's many cultural attractions, including Tanglewood, Williamstown Theatre Festival, the Massachusetts Museum of Contemporary Art, the Berkshire Theatre Festival and the Clark Art Institute.

      So if you come to the 1896 House, you can sample New England-style cuisine in two elegant dining rooms, both with large working fireplaces. You can sit at the famous circular oak bar. You can enjoy cabaret performances, weddings or large parties in the Reeves Room. And, summer or winter, you'll welcome the comfort provided by Berkshire Propane.

(Picture of co-owners of 1896 House)
Berkshire Propane's competitive advantages, including superior cooking temperature control and environmental friendliness, made it the energy choice of 1896 House co-owners Denise Richer (left) and Sue Morelle, who invested more than $500,000 to renovate their elegant restaurant in Williamstown, Massachusetts.

COMPETITIVE ADVANTAGES

Berkshire Propane vs. Oil

*     Superior Temperature Control for Cooking
*     Lower Up-Front Costs
*     Efficient, Clean-Burning Energy

COMPETITION AND THE FUTURE

      Regardless of what actions regulators take in the future, it is certain that competition will increase. It is also certain that Berkshire Gas will work to assure future profitability by continuing to build upon its competitive advantages in the energy marketplace. Through proactivity, the Company will examine the open market to diversify and capitalize on new strategic opportunities for growth and revenue enhacement. Through diligent supply management, new efficiencies will be achieved and further flexibility will be developed in the deregulated supply and transportation markets. Through continued investment, Berkshire Gas will realize the benefits of new technologies for its internal operations, as well as for those of its customers. And through an ongoing process of improvement, each facet of the Company's operations and structure will be benchmarked against the toughest competitive standards.

      With these competitive advantages, the Company will continue to build on its solid foundation of excellent customer relations, earned through 143 years of service. By keeping sharp eyes on the competitive environment and creative minds on customer needs, the Company is confident that this new era of competition will also be a new era of success.

SERVICE AREA

      The Berkshire Gas service area encompasses parts of three counties in western Massachusetts and a portion of eastern New York, providing natural gas services to 19 cities and towns with a total population of 190,000. Propane service is provided to more than 100 communities in western Massachusetts and neighboring eastern New York State.

      Our service area is renowned for its scenic beauty, splendid fall foliage, popular ski areas and numerous cultural attractions. Berkshire Gas is proud to provide competitive advantages that meet the region's unique energy demands without spoiling its delicate environmental balance, and remains committed to its role as a respected corporate citizen.

(Map of area Berkshire Gas and Berkshire Propane services)

Financial Review

Contents

10-Year Comparative Summary
of Operations and Statistics...........................    14

Management's Discussion and Analysis
of Financial Condition and Results of Operations.......    16

Financial Statements:

  Statements of Income and
  Retained Earnings....................................    19

  Balance Sheets.......................................    20

  Statements of Common Shareholders'
  Equity and Redeemable Cumulative
  Preferred Stock......................................    21

  Statements of Cash Flows.............................    22

  Notes to Financial Statements........................    23

  Independent Auditors' Report.........................    29

Quarterly Financial Information........................    31

Officers and Directors.................................    32

10-YEAR COMPARATIVE SUMMARY OF OPERATIONS AND STATISTICS

- --------------------------------------------------------------------------------

For the Years Ended June 30,
OPERATIONS ($000)                  1996      1995      1994      1993      1992
- --------------------------------------------------------------------------------
Operating Revenues               $46,050   $47,934   $53,029   $47,132   $47,969
Cost of Gas Sold                  20,215    24,820    27,885    24,831    26,741
                                 -----------------------------------------------
Operating Margin                  25,835    23,114    25,144    22,301    21,228
                                 -----------------------------------------------
Net Income                         4,213     2,529     3,673     2,810     1,952
Earnings Available for
 Common Stock                      3,521     1,835     2,953     2,066     1,849
COMMON SHARE DATA
- --------------------------------------------------------------------------------
Earnings Per Share               $  1.65   $  0.92   $  1.69   $  1.20   $  1.10
Annualized Dividends Per Share      1.12      1.10      1.10      1.08      1.08
Dividends Declared Per Share       1.105      1.10     1.085      1.08      1.08
Book Value Per Share               13.75     13.16     12.99     12.30     12.13
Market Price (Year-End)            15.38     15.00     16.25     18.00     14.75
Average Shares of Common Stock
Outstanding (000S)              2,129.2   1,990.5   1,751.8   1,718.5   1,687.7
CAPITALIZATION ($000)
- --------------------------------------------------------------------------------
Common Equity                    $29,595   $27,688   $22,946   $21,326   $20,626
Preferred Stock                    8,406     8,448     8,491     9,026     9,111
Long-Term Debt                    31,999    30,983    31,083    25,413    26,564
                                 -----------------------------------------------
    Total Capitalization         $70,000   $67,119   $62,520   $55,765   $56,301
                                 -----------------------------------------------
% OF TOTAL
- --------------------------------------------------------------------------------
Common Equity                       42.3%     41.2%     36.7%     38.2%     36.6%
Preferred Stock                     12.0      12.6      13.6      16.2      16.2
Long-Term Debt                      45.7      46.2      49.7      45.6      47.2
RATIOS (%)
- --------------------------------------------------------------------------------
Payout Ratio                          67%      120%       65%       90%       98%
Market-to-Book Ratio                 112       114       125       146       122
Return on Average
 Common Equity                      12.3       7.2      13.3       9.8       9.1
PROPERTY ($000)
- --------------------------------------------------------------------------------
Capital Expenditures             $ 6,507   $ 7,746   $ 5,112   $ 5,458   $ 5,165
Pipeline Construction                  0         0         0     5,659     1,539
Gross Utility Plant               96,571    91,863    86,098    83,016    79,942
Net Utility Plant                 71,215    69,326    66,191    65,846    64,840
Net Non-Utility Plant              5,949     5,962     5,715     5,004     8,965
Total Assets                      94,242    91,983    90,991    91,891    92,124
GAS SALES (MCF-000S)
- --------------------------------------------------------------------------------
Residential                        2,814     2,513     2,839     2,730     2,639
Commercial & Industrial            2,626     2,305     2,625     2,681     2,703
Interruptible                        522     1,104       807     1,012     1,468
- --------------------------------------------------------------------------------
    Total Natural Gas Sales        5,962     5,922     6,271     6,423     6,810
GAS TRANSPORTED (MCF-000S)
- --------------------------------------------------------------------------------
Firm Transportation                1,073     1,130       874       289         0
Interruptible Transportation       1,040       340       217         0         0
- --------------------------------------------------------------------------------
Total Gas Sold and Transported     8,075     7,392     7,362     6,712     6,810
- --------------------------------------------------------------------------------
Propane Gallons Sold               4,251     3,738     3,904     3,522     3,158
OTHER STATISTICS
- --------------------------------------------------------------------------------
Customer Meters                   32,129    31,925    31,445    31,053    30,507
Maximum Daily MCF Sendout         44,161    45,760    43,934    39,446    38,237
Minimum Daily MCF Sendout          8,381     8,216     8,114     7,371     8,060
Degree Days                        7,402     6,748     7,651     7,396     7,210
20-Year Average Degree Days        7,300     7,354     7,356     7,341     7,348
Number of Employees                  153       160       173       181       180

10-YEAR COMPARATIVE SUMMARY OF OPERATIONS AND STATISTICS

- --------------------------------------------------------------------------------

For the Years Ended June 30,
OPERATIONS ($000)                  1991      1990      1989      1988     1987
- --------------------------------------------------------------------------------
Operating Revenues               $41,408   $39,476   $37,274   $34,992   $37,321
Cost of Gas Sold                  22,341    20,280    20,953    19,619    21,033
                                 -----------------------------------------------
Operating Margin                  19,067    19,196    16,321    15,373    16,288
                                 -----------------------------------------------
Net Income                         1,462     2,047     1,769     1,757     2,364
Earnings Available for
 Common Stock                      1,377     1,955     1,671     1,653     2,253
COMMON SHARE DATA
- --------------------------------------------------------------------------------
Earnings Per Share               $  0.83   $  1.21   $  1.05   $  1.14   $  1.83
Annualized Dividends Per Share      1.08      1.28      1.28      1.28      1.22
Dividends Declared Per Share        1.23      1.28      1.28     1.235      1.15
Book Value Per Share               12.07     12.40     12.40     12.57     11.96
Market Price (Year-End)            13.00     14.50     17.25     16.75     18.50
Average Shares of Common Stock
Outstanding (000S)              1,655.6   1,622.6   1,595.1   1,444.7   1,232.9
CAPITALIZATION ($000)
- --------------------------------------------------------------------------------
Common Equity                    $20,155   $20,299   $19,904   $19,848   $14,866
Preferred Stock                    1,196     1,290     1,378     1,465     1,559
Long-Term Debt                    28,156    29,147    23,066    14,952    16,906
                                 -----------------------------------------------
    Total Capitalization         $49,507   $50,736   $44,348   $36,265   $33,331
                                 -----------------------------------------------
% OF TOTAL
- --------------------------------------------------------------------------------
Common Equity                       40.7%     40.1%     44.9%     54.7%     44.6%
Preferred Stock                      2.4       2.5       3.1       4.1       4.7
Long-Term Debt                      56.9      57.4      52.0      41.2      50.7
RATIOS (%)
- --------------------------------------------------------------------------------
Payout Ratio                         130%      106%      122%      112%       67%
Market-to-Book Ratio                 108       117       139       133       155
Return on Average
 Common Equity                       6.8       9.7       8.4       9.5      15.8
PROPERTY ($000)
- --------------------------------------------------------------------------------
Capital Expenditures             $ 4,245   $ 6,438   $12,308   $ 9,778   $ 6,983
Pipeline Construction              4,526     6,475         0         0         0
Gross Utility Plant               76,404    71,805    65,657    55,310    47,105
Net Utility Plant                 63,277    60,558    55,991    46,576    39,163
Net Non-Utility Plant             10,627     8,119     2,882     2,616     2,531
Total Assets                      95,971    83,680    65,240    56,886    49,979
GAS SALES (MCF-000S)
- --------------------------------------------------------------------------------
Residential                        2,347     2,545     2,547     2,428     2,333
Commercial & Industrial            2,480     2,778     2,702     2,564     2,209
Interruptible                      1,092     1,163     1,026       893       763
- --------------------------------------------------------------------------------
    Total Natural Gas Sales        5,919     6,486     6,275     5,885     5,305
- --------------------------------------------------------------------------------
GAS TRANSPORTED (MCF-000S)
- --------------------------------------------------------------------------------
Firm Transportation                    0         0         0         0         0
Interruptible Transportation           0       169       118        31         0
- --------------------------------------------------------------------------------
Total Gas Sold and Transported     5,919     6,655     6,393     5,916     5,305
- --------------------------------------------------------------------------------
Propane Gallons Sold               2,927     2,789     2,588     2,293     2,075
OTHER STATISTICS
- --------------------------------------------------------------------------------
Customer Meters                   30,641    30,395    29,733    28,684    27,894
Maximum Daily MCF Sendout         37,095    38,012    37,480    38,917    35,469
Minimum Daily MCF Sendout          6,855     7,294     7,228     6,603     5,821
Degree Days                        6,261     7,045     7,581     7,471     7,276
20-Year Average Degree Days        7,432     7,474     7,474     7,479     7,504
Number of Employees                  185       191       194       182       155


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
- -------------------------------------------------------------------------------
(Dollars in Thousands Except Share and Per Share Amounts)

An Overview of 1996
- -------------------------------------------------------------------------------

      The Company reported Net Income of $4,213, or $1.65 per share in 1996 compared to net earnings of $2,529, or $.92 per share in 1995. Net Income was positively impacted by a return to more normal winter weather. The number of degree days in 1996 was 7,402, an increase of 9.7% from the 1995 level and 1.4% over the 20 year average. The earnings represent a return on average common equity of 12.3%, demonstrating the Company's continued commitment to provide a fair return to shareholders. The book value per share rose to $13.75 from $13.16 in 1995. At its June 1996 meeting, the Company's Board of Directors approved an increase in the quarterly dividend to $.28 per share or $1.12 on an annual basis. Efforts in cost containment continued as employment levels were reduced for the third consecutive year. The Company elected to restructure higher cost debt to lower interest costs.

      Net Utility Plant increased to approximately $71,215, a 2.7% increase from 1995, reflecting capital expenditures of $6,507. These expenditures represent automation of the meter reading system as well as continued expansion and upgrade of the distribution system.

Results of Operations
- ------------------------------------------------------------------------------
1996 vs. 1995

      Earnings available for Common Stock were $3,521 for 1996 as compared to $1,835 for 1995. Earnings Per Share of Common Stock based on the average number of shares outstanding for the same periods were $1.65 and $.92, respectively. The $.73 or 79.3% increase in per share earnings from 1995 is due primarily to more normal weather during the heating season, lower interest costs through debt restructuring and increased operating efficiencies.

      Berkshire Gas Company considers Operating Margin (Operating Margin or Gross Profit=Operating Revenues Net of Cost of Gas Sold) to be a more pertinent measure of operating results than operating revenues because income is not significantly affected by changes in revenue due to similar fluctuations in gas costs. The Company is required to recover from or return to the customers through the Company's Cost of Gas Adjustment Clause ("CGAC") any changes in the cost of gas.

      Operating Margin increased $2,721 or 11.8% as compared with 1995. Operating Margin is primarily affected by the change in the level of firm gas sold and transported. Interruptible gas sold and transported has no effect on Operating Margin since those margins are flowed back to the firm customer. The Company's sales are affected by weather, as the majority of its firm customers use natural gas for heating. The increase from 1995 is primarily due to higher volumes of firm gas sold due to 9.7% colder weather than 1995, particularly during the winter heating season when temperatures averaged 16.6% colder than the 1995 season.


                                           1996        1995
                                           ----        ----

   Firm MCF Sold and Transported            6,513       5,948
   Operating Margin                       $25,835     $23,114
   Average Operating Margin Per Firm MCF    $3.97       $3.89



     Other Operating Expenses consisted of the following:


                                            1996        1995
                                            ----        ----

    Transmission and Distribution         $ 3,304     $ 3,400
    Customer Accounts                       3,172       2,740
    Administrative and General              3,814       4,173
    Other                                   1,192       1,276
                                          -------     -------
    Total                                 $11,482     $11,589
                                          =======     =======


      Other Operating Expenses decreased $107 or .9% from 1995 levels. The Company's cost containment efforts improved efficiency and reduced the workforce. Decreased Transmission and Distribution expenses of $96 reflect reductions in maintenance costs, and lower Administrative and General of $359 are due to lower medical costs, legal fees, and other employee benefits. Also contributing to the decrease was lower Other costs reflecting savings in gas supply expenses and personnel reductions. Partially offsetting these reductions was an increase in Customer Accounts, which is primarily reflective of $482 of additional provision for bad debts.

      Depreciation Expense increased by $222 in 1996 over 1995 due to an increase in the amount of depreciable assets.

      Other Income increased $19 from 1995. Propane revenues increased $197 from 1995 due to colder winter weather. Partially offsetting the increase was lower jobbing revenue, appliance rentals and reduced interest income resulting from changes in the balance of the overcollection of prior period gas costs through the CGAC.

      Interest Expense decreased $186 due to the retirement of long-term debt and favorable borrowing rates. The Company called the 9.125% Debentures and First Mortgage Bonds (Series K and M) and temporarily financed this through lower-cost, short-term bank loans.

      Income Taxes increased $1,117 from 1995 due to higher earnings in 1996.

      Dividends Declared on Common Stock increased $141 due to additional shares outstanding through the Company's Dividend Reinvestment Program ("DRIP") and to a lesser extent, an increase in quarterly dividends to $.28 per share, from $.275, effective the fourth quarter of 1996.

1995 vs. 1994

      The decrease in earnings available for Common Stock for 1995 to $1,835 from $2,953 was primarily attributable to significantly warmer weather during the heating season. The warmer weather was also the principal component for the decrease to $.92 from $1.69 in earnings per share of Common Stock based on the average number of shares outstanding. Per share earnings decreased $.77 or 45.6% for 1995. In 1995, the issuance of 295,000 shares of Common Stock diluted earnings by $.11 per share, whereas in 1994, proceeds from an insurance settlement increased earnings per share by $.23.

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


                                           1995        1994
                                           ----        ----

   Firm MCF Sold and Transported            5,948       6,338
   Operating Margin                       $23,114     $25,144
   Average Operating Margin Per Firm MCF    $3.89       $3.97

     Other Operating Expenses consisted of the following:

                                            1995        1994
                                            ----        ----

    Transmission and Distribution         $ 3,400     $ 3,407
    Customer Accounts                       2,740       3,162
    Administrative and General              4,173       4,909
    Other                                   1,276       1,431
                                          -------     -------
    Total                                 $11,589     $12,909
                                          =======     =======

      Other Operating Expenses decreased $1,320 or 10.2% from 1994 levels. The decrease in Other Operating Expenses primarily reflects lower Customer Accounts expense of $422 due to lower levels of uncollectible accounts; decreased Administrative & General costs due to lower insurance costs of $254, lower employee welfare of $196 due to fewer medical claims, reduced legal expense of $64, lower shareholders expense of $45, lower regulatory expense of $49, and lower salaries and benefits of $138. Other costs were $155 less than 1994, primarily due to lower professional fees associated with restructuring supply contracts brought about by the Federal Energy Regulatory Commission ("FERC") Order 636.

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

      Interest Expense increased $178 due to higher long-term interest expense resulting from semi-annual pricing of the Medium-Term Note, partially offset by lower short-term interest due to lower levels of borrowing. Other Taxes increased $70 due to higher personal property valuations and rates.

      Income Taxes decreased $887 from 1994 due to lower earnings in 1995.

      Dividends Declared on Common Stock increased $312 due to additional shares outstanding, and to a lesser extent, dividends increased $.015 per share in 1995. The Company sold 295,000 shares of Common Stock during the second quarter of fiscal 1995.

Liquidity and Capital Resources
- -------------------------------------------------------------------------------

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

      The Company initially finances construction expenditures and other funding needs primarily with short-term bank borrowings, and to a lesser extent, with the reinvestment of dividends. The Company continually evaluates its short-term borrowing position and based on prevailing interest rates, market conditions, etc., makes determinations regarding conversion of short-term borrowings to long-term debt or equity. As part of this process and in keeping with its cost containment program, the Company called First Mortgage Bonds, Series K, 7.875% at $540 and Series M, 9.375% at $720 and the 9.125% Debentures at $6,543 during the third quarter of fiscal 1996.
The Company is negotiating the repurchase of the 8.4% Preferred Stock of $8,000, and has filed for approval with the MDPU, in June 1996, to issue $16,000 in Senior Notes at 7.8% to finance these redemptions. During fiscal 1995, the Company sold 295,000 shares of Common Stock, netting proceeds of $4,213 to repay short-term bank borrowings.

      The Company's capital expenditures were $6,507 in 1996, $7,746 in 1995, and $5,112 in 1994. These construction expenditures primarily represent investments in new and replacement mains and services, and the conversion to automated meter reading. The Company expects fiscal 1997 capital expenditures to total approximately $8,000. Construction expenditures will be financed initially through short-term borrowings and refinanced by issuing long-term debt and/or equity, to the extent that internally generated funds are not available.

      Beginning June 15, 1993, the Company's Share Owner Dividend
Reinvestment and Stock Purchase Plan ("DRIP") allowed for the sale of Common Stock shares at a 3.0% discount to plan participants to increase cash flow to support current construction expenditures.

      As of June 30, 1996, the Company had lines of credit aggregating $24,000, of which $12,365 remained unused.

      The Company's continued evaluation of its environmental protection requirements has indicated that present estimates of investigative and cleanup costs range from $3,290 to $12,302 and are expected to be incurred through 2011. The anticipated level of expenditures has increased in 1996 from 1995, resulting from the Company's continuing analysis and review of the sites and the commencement of clean-up activities at one site. The Company has recorded the most likely costs of $3,290 in accordance with SFAS No. 5. All costs, excluding carrying charges, are expected to be subject to recovery over a seven-year period under a ruling issued by the MDPU.

      Capitalization at June 30, 1996, excluding current redemption requirements of long-term debt (of which there are currently none), consisted of 45.7% long-term debt, 42.3% common equity, and 12.0% preferred stock.

      It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

Inflation
- -------------------------------------------------------------------------------

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

New Accounting Policy
- -------------------------------------------------------------------------------

      The Company has not yet adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment by estimating the future cash flows expected to result from the use of the asset and its eventual disposition. SFAS No. 121 is effective for the Company for the year ended June 30, 1997. The Company has not determined the effect, if any, of adopting SFAS No. 121 on its financial statements.

STATEMENTS OF INCOME AND RETAINED EARNINGS

- ------------------------------------------------------------------------------

(In Thousands)
                                                    Years Ended June 30,
                                               1996         1995         1994
- ------------------------------------------------------------------------------
Operating Revenues                           $46,050      $47,934      $53,029
Cost of Gas Sold                              20,215       24,820       27,885
- ------------------------------------------------------------------------------
Operating Margin                              25,835       23,114       25,144
- ------------------------------------------------------------------------------
Other Operating Expenses                      11,482       11,589       12,909
Depreciation                                   3,846        3,624        3,421
- ------------------------------------------------------------------------------
Total                                         15,328       15,213       16,330
- ------------------------------------------------------------------------------
Utility Operating Income                      10,507        7,902        8,814
Other Income - Net                             1,535        1,516        2,387
- ------------------------------------------------------------------------------
Operating and Other Income                    12,042        9,418       11,201
Interest Expense                               3,473        3,667        3,489
Other Taxes                                    1,714        1,697        1,627
- ------------------------------------------------------------------------------
    Pre-tax Income                             6,855        4,054        6,085
Income Taxes                                   2,642        1,525        2,412
- ------------------------------------------------------------------------------
NET INCOME                                     4,213        2,529        3,673
Retained Earnings At Beginning of Period       6,718        7,098        6,048
- ------------------------------------------------------------------------------
Total                                         10,931        9,627        9,721
Dividends Declared:
  Preferred Stock                                692          694          720
  Common Stock                                 2,356        2,215        1,903
- ------------------------------------------------------------------------------
  Total Dividends                              3,048        2,909        2,623
- ------------------------------------------------------------------------------
Retained Earnings at End of Period           $ 7,883      $ 6,718      $ 7,098
==============================================================================
Earnings Available for Common Stock          $ 3,521      $ 1,835      $ 2,953
==============================================================================
Average Shares of Common Stock Outstanding   2,129.2      1,990.5      1,751.8
- ------------------------------------------------------------------------------
Earnings Per Share of Common Stock           $  1.65      $  0.92      $  1.69
==============================================================================

Reference should be made to Notes to Financial Statements.

BALANCE SHEETS

- --------------------------------------------------------------------------------

(In Thousands)                                                 June 30,
                                                       1996      1995      1994
- --------------------------------------------------------------------------------
ASSETS
Utility Plant:
  Utility Plant-at original cost                     $96,571   $91,863   $86,098
  Less: Accumulated Depreciation                      25,356    22,537    19,907
- --------------------------------------------------------------------------------
    Utility Plant-Net                                 71,215    69,326    66,191
- --------------------------------------------------------------------------------
Other Property:
  Other Property-at original cost                     11,229    10,766     9,957
  Less: Accumulated Depreciation                       5,280     4,804     4,242
- --------------------------------------------------------------------------------
    Other Property-Net                                 5,949     5,962     5,715
- --------------------------------------------------------------------------------
Current Assets:
  Cash and Cash Equivalents                              196       492        65
  Accounts Receivable                                  6,466     6,612     8,687
  Other Receivables                                      347       234       133
  Inventories                                          3,070     3,236     3,629
  Prepayments                                            307       178       146
- --------------------------------------------------------------------------------
    Total Current Assets                              10,386    10,752    12,660
- --------------------------------------------------------------------------------
Deferred Debits:
  Unamortized Debt Expense                               729       578       624
  Capital Stock Expense                                  508       638       340
  Environmental Cleanup Costs                            973     1,046     1,030
  Other                                                1,192       787     1,537
- --------------------------------------------------------------------------------
    Total Deferred Debits                              3,402     3,049     3,531
- --------------------------------------------------------------------------------
Recoverable Environmental Cleanup Costs                3,290     2,894     2,894
- --------------------------------------------------------------------------------
    TOTAL ASSETS                                     $94,242   $91,983   $90,991
================================================================================
CAPITALIZATION AND LIABILITIES
Common Shareholders' Equity:
  Common Stock                                       $ 5,382   $ 5,259   $ 4,417
  Premium on Common Stock                             16,330    15,711    11,431
  Retained Earnings                                    7,883     6,718     7,098
- --------------------------------------------------------------------------------
    Total Common Shareholders' Equity                 29,595    27,688    22,946
- --------------------------------------------------------------------------------
Redeemable Cumulative Preferred Stock                  8,406     8,448     8,491
- --------------------------------------------------------------------------------
Long-Term Debt (less current maturities)              31,999    30,983    31,083
- --------------------------------------------------------------------------------
Current Liabilities:
  Notes Payable to Banks                               3,636         0     6,580
  Current Maturities of Long-Term Debt                     0       900       900
  Accounts Payable                                     3,176     3,091     2,776
  Taxes Accrued                                         (249)      125      (155)
  Refundable Gas Costs                                   831     4,117       502
  Other Current Liabilities                            2,453     4,557     4,588
- --------------------------------------------------------------------------------
    Total Current Liabilities                          9,847    12,790    15,191
- --------------------------------------------------------------------------------
Other Liabilities                                      1,159       961       673
- --------------------------------------------------------------------------------
Unamortized Investment Tax Credit                      1,280     1,355     1,430
- --------------------------------------------------------------------------------
Deferred Income Taxes                                  8,666     6,864     8,283
- --------------------------------------------------------------------------------
Reserve for Recoverable Environmental Cleanup Costs    3,290     2,894     2,894
- --------------------------------------------------------------------------------
    TOTAL LIABILITIES AND OTHER CREDITS              $94,242   $91,983   $90,991
================================================================================

Reference should be made to Notes to Financial Statements.

STATEMENTS OF COMMON SHAREHOLDERS' EQUITY
AND REDEEMABLE CUMULATIVE PREFERRED STOCK

- -------------------------------------------------------------------------------

(In Thousands Except Share Amounts)
                                                             June 30,
                                                     1996       1995      1994
- -------------------------------------------------------------------------------
Common Shareholders' Equity:
Common Stock, $2.50 par value; shares authorized:
  1996, 1995 and 1994 - 2,600,000
Shares issued and outstanding: 1996-2,152,592;
 1995-2,103,432; 1994-1,766,909                    $ 5,382    $ 5,259   $ 4,417
Premium on Common Stock                             16,330     15,711    11,431
Retained Earnings                                    7,883      6,718     7,098
- -------------------------------------------------------------------------------
    Total Common Shareholders' Equity              $29,595    $27,688   $22,946
===============================================================================

Redeemable Cumulative Preferred Stock:
4.80%, $100 par value; 15,000 shares
 authorized; issued and outstanding:
 1996-4,055; 1995-4,478; 1994-4,906                $   406    $   448   $   491

8.40%, $100 par value; 80,000 shares
 authorized; issued and outstanding:
 1996, 1995 and 1994-80,000                         8,000      8,000     8,000
- -------------------------------------------------------------------------------
    Total Redeemable Cumulative Preferred Stock    $ 8,406    $ 8,448   $ 8,491
===============================================================================

Reference should be made to Notes to Financial Statements.

STATEMENTS OF CASH FLOWS

- ----------------------------------------------------------------------------------------

(In Thousands)                                                  Years Ended June 30,
                                                             1996       1995       1994
- ----------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
  Net Income............................................   $ 4,213    $ 2,529    $ 3,673
  Adjustments to Reconcile Net Income to Net Cash
   Provided by Operating Activities:
    Depreciation and Amortization.......................     4,732      4,477      4,107
    Provision for Losses on Accounts Receivable.........     1,225        741      1,274
    Refundable (Recoverable) Gas Costs..................    (3,286)     3,615      1,521
    Deferred Income Taxes...............................     1,802     (1,419)    (1,553)
  Changes in Assets and Liabilities Which
   Provided (Used) Cash:
    Accounts and Other Receivables......................    (1,192)     1,233     (3,027)
    Inventories.........................................       166        393       (540)
    Unamortized Debt Expense............................      (196)         0        (24)
    Unamortized Capital Stock Expense...................         0       (155)         0
    Accounts Payable....................................        85        315       (271)
    Taxes Accrued.......................................      (374)       280        (70)
    Consumer Rebates and Other..........................    (2,368)       960      2,977
- ----------------------------------------------------------------------------------------
    Net Cash Provided by Operating Activities...........     4,807     12,969      8,067
- ----------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Capital Expenditures and Disposal Costs...............    (6,507)    (7,746)    (5,112)
- ----------------------------------------------------------------------------------------
    Net Cash Used in Investing Activities...............    (6,507)    (7,746)    (5,112)
- ----------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Dividends Paid........................................    (3,048)    (2,909)    (2,623)
  Current Maturities of Long-Term Debt..................      (900)         0       (770)
  Proceeds from (Principal Payments on)
   Issuance of Long-Term Debt...........................    (6,983)       100      5,670
  Proceeds from (Principal Payments on)
   Notes Payable Borrowings-Net.........................    11,635     (6,580)    (5,260)
  Proceeds from Issuance of Common Stock-Net............         0      4,213          0
  Proceeds from Other Stock Transactions-Net............       700        580         34
- ----------------------------------------------------------------------------------------
    Net Cash Provided by (Used in) Financing Activities.     1,404     (4,796)    (2,949)
- ----------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents....      (296)       427          6
Cash and Cash Equivalents at Beginning of Year..........       492         65         59
- ----------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year................   $   196    $   492    $    65
========================================================================================
Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Year for:
    Interest (net of amount capitalized)................   $ 3,336    $ 3,452    $ 3,380
    Income Taxes (net of refund)........................     1,281      3,027      2,552
========================================================================================
Supplemental Disclosures of Financial Activities:
The Company has reclassified $7,999 from Short-Term Notes Payable to Long-Term Debt.
(See footnote on Long-Term Debt)
========================================================================================

Reference should be made to Notes to Financial Statements.

NOTES TO FINANCIAL STATEMENTS
- -------------------------------------------------------------------------------
(Dollars in Thousands Except Share and Per Share Amounts)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- -------------------------------------------------------------------------------

      The Berkshire Gas Company ("the Company") is a publicly owned utility engaged in the distribution and sale of natural gas for residential, commercial and industrial use, as well as the transportation of natural gas for larger industrial users. The Company also sells and leases gas burning equipment, and markets liquefied petroleum gas through its Berkshire Propane operations. The Company's utility service territory encompasses portions of three counties in western Massachusetts. It also markets propane throughout the western portion of Massachusetts and eastern New York. The Company is subject to regulation by the Massachusetts Department of Public Utilities ("MDPU"). The Company's accounting policies conform to Generally Accepted Accounting Principles ("GAAP") as applied to public utilities giving effect to the accounting practices and policies of the MDPU.

Income Taxes
- -------------------------------------------------------------------------------

      The Company uses the liability method in calculating deferred income taxes. The Company records deferred income tax liabilities for temporary differences between the basis of assets and liabilities for financial reporting and income tax purposes at tax rates expected to be in effect during the periods the temporary differences reverse.

      The Company has excess deferred taxes which has resulted in the recording of a regulatory liability. The regulatory liability reflects amounts due to the ratepayers which will be refunded through the regulatory process.

Depreciation
- -------------------------------------------------------------------------------

      The Company depreciates its utility plant at straight line rates approved by the MDPU. The current composite depreciable rate is 4.04% and as been in effect since April 1, 1993. Depreciable non-utility property consists of rental equipment, propane tanks and related equipment used in the Company's liquefied petroleum gas operations, and is depreciated at annual rates ranging from 2.5% to 20.0%.

Revenues
- -------------------------------------------------------------------------------

      Customer meters are read or estimated on a monthly basis. After the reading or estimation is prepared, customers are billed for their gas usage and any applicable monthly rental fee. At the time of billing, revenues are recorded.

      Pursuant to the MDPU, the Company is allowed to recover increases in gas costs and to refund any decreases in gas costs by way of the Cost of Gas Adjustment Clause ("CGAC"). A gas adjustment charge or refund for estimated gas costs as compared with actual gas costs and any profit on the sale of interruptible volumes are included in the monthly customer billings via the CGAC. Any difference between actual and estimated gas costs plus interest is accrued or deferred and is recorded in the month the related revenue is billed.

Unamortized Debt Expense
- -------------------------------------------------------------------------------

      The issuance costs associated with long-term debt are deferred and amortized over the life of the issue.

Investment Tax Credit
- -------------------------------------------------------------------------------

      The unamortized balance of the investment tax credit ("ITC") relating to machinery and equipment acquisitions up through 1986 is deducted from federal income taxes and is deferred on the balance sheet, as prescribed by the MDPU, and is being amortized over the expected lives of the applicable assets. The unamortized balance of the ITC for the years ended June 30, 1996, 1995 and 1994 was $1,280, $1,355 and $1,430, respectively. The amortized portion for the years ended June 30, 1996, 1995 and 1994 was $75 for each of the three years.

Utility Plant
- -------------------------------------------------------------------------------

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

      A functional classification for the cost of utility plant at June 30 is as follows:



                                    1996       1995       1994
- ---------------------------------------------------------------
   Transmission and
    Distribution Plant.......     $82,255    $77,128    $72,000
   General Plant.............       9,498      9,549      8,995
   Manufactured Gas
    Production Plant.........       4,485      4,455      4,464
   Construction in Progress..         333        731        639
   ------------------------------------------------------------
      Total..................     $96,571    $91,863    $86,098
===============================================================


      Transmission and Distribution Plant consists of mains, services and meters, the cost for their installation, land and rights of way, and measuring and regulating station equipment which is used to deliver and to monitor gas used by the customer.

      General Plant consists of structures and their improvements, office furniture and equipment, including computers, and transportation equipment.

      The Manufactured Gas Production Plant consists of land, gas mixing equipment and liquefied petroleum gas equipment used to supplement natural gas volumes during the peak season in order to meet customer demand.

Estimates
- -------------------------------------------------------------------------------

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

New Accounting Policy
- -------------------------------------------------------------------------------

      The Company has not yet adopted the provisions of Statement of Financial Accounting Standards No. 121 ("SFAS No. 121"), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of". SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment by estimating the future cash flows expected to result from the use of the asset and its eventual disposition. SFAS No. 121 is effective for the Company for the year ended June 30, 1997. The Company has not determined the effect, if any, of adopting SFAS No. 121 on its financial statements.

ACCOUNTS RECEIVABLE
- -------------------------------------------------------------------------------

      Details of accounts receivable, net of allowance for doubtful accounts, as of June 30 are as follows:


                                  1996        1995        1994
- ---------------------------------------------------------------

Utility Service...........       $5,781      $6,103      $8,133
Merchandise and Jobbing...          117         118         140
Liquefied Petroleum.......          568         391         414
- ---------------------------------------------------------------
   Total - Net ...........       $6,466      $6,612      $8,687
===============================================================


      The allowance for doubtful accounts as of June 30, 1996, 1995 and 1994, respectively, is: Utility - $720, $832 and $727; Merchandise - $33, $44 and $21; Liquefied Petroleum - $63, $74 and $68.

INVENTORIES
- -------------------------------------------------------------------------------

      Materials, supplies and liquefied petroleum used in the non-utility operations are valued at the lower of average cost or market value; liquefied petroleum used in the utility operations is valued at cost, and natural gas is recorded at cost. The details of these inventories as of June 30 are as follows:


                                  1996        1995        1994
- ---------------------------------------------------------------

Materials and Supplies....       $1,492      $1,284      $1,357
Natural Gas...............        1,330       1,702       2,088
Liquefied Petroleum.......          248         250         184
- ---------------------------------------------------------------
   TOTAL - Net............       $3,070      $3,236      $3,629
===============================================================


RECLASSIFICATION
- -------------------------------------------------------------------------------

      The Company has reclassified certain amounts for prior years to conform with the 1996 presentation.

COMMON STOCK
- -------------------------------------------------------------------------------

      Earnings per share of Common Stock are calculated after the recognition of the dividend requirements for the Redeemable Cumulative Preferred Stock of $692, $694 and $720 for the fiscal years ended June 30, 1996, 1995 and 1994, respectively. Earnings per share of Common Stock are based on the average number of Common shares outstanding. The average number of Common Stock shares outstanding for the fiscal years ended June 30, 1996, 1995 and 1994 were 2,129,173, 1,990,517 and 1,751,830, respectively.

      The Company issued shares pursuant to the Share Owner Dividend Reinvestment and Stock Purchase Plan ("DRIP") of 49,160, 41,586 and 33,841 for a total of $742, $628 and $569 during fiscal 1996, 1995 and 1994, respectively.

      The Company has a plan for the purchase of Common Stock whereby all participants in the plan are eligible to purchase shares of Common Stock at a 3% discount on the average of the bid and asked prices for the five days preceding and including the purchase date. Participants can purchase shares by reinvesting dividends on Common Stock already held and/or through optional cash payments.

      During the current fiscal year, the Company has petitioned the MDPU for approval of an additional 200,000 shares to be issued through the DRIP.

      During fiscal 1995, the Company sold 295,000 shares of Common Stock in a public offering. During fiscal 1994, 100,000 additional shares were authorized and approved by the MDPU pursuant to the DRIP.

      See "Redeemable Cumulative Preferred Stock" concerning the restrictions on the payment of cash dividends on, or purchases of, Common Stock.

REDEEMABLE CUMULATIVE PREFERRED STOCK
- -------------------------------------------------------------------------------

      The Company has authorized two series of Cumulative Preferred Stock: the 4.8% and the 8.4%. The redemption price per share for the 4.8% Cumulative Preferred Stock (as well as the amount due on voluntary liquidation) is $100.00. The provisions of the 4.8% Cumulative Preferred Stock require the Company to offer to purchase up to 450 shares at par annually on September 15. Pursuant thereto, the Company purchased 423 shares during 1996, 428 shares during the 1995 fiscal year, and 351 shares during 1994.

      The Company called and retired the 4,500 remaining shares of the 9.0% Cumulative Preferred Stock in January 1994.

      During the current fiscal year, the Company's Board of Directors has approved, as part of its capital restructuring, the repurchase of the 8.4% Preferred Stock (see Long-Term Debt footnote).

      The provisions of the 8.4% Cumulative Preferred Stock provide for an annual mandatory sinking fund of 5,334 shares at par commencing in the year 2003. The redemption price per share of the 8.4% Cumulative Preferred Stock (as well as the amount due on a voluntary liquidation basis) is $105.10 beginning May 30, 2002, and thereafter gradually reduces to $100.

      The Charter provisions applicable to the Cumulative Preferred Stock and the First Mortgage Indenture contain restrictions on the use of retained earnings for the payment of cash dividends on, or purchases of, Common Stock. At June 30, 1996, the Company's retained earnings were $7,883. At such date, under the most restrictive of these provisions, $4,110 of the retained earnings were unrestricted.

LONG-TERM DEBT
- -------------------------------------------------------------------------------

      Details regarding the Company's First Mortgage Bonds, Debentures, Senior and Medium-Term Notes Payable, and sinking funds (due after one year) as of June 30 are as follows:


                                 Portions
                                 Maturing
                       Interest  Annually
Description              Rate    Through     1996     1995     1994
- --------------------------------------------------------------------
First Mortgage Bonds:
  Series K              7.8750     1997    $     0  $   520  $   540
         M              9.3750     1998          0      720      800
         P             10.0600     2019     10,000   10,000   10,000
Debenture:              9.1250     2006          0    5,743    5,743
Senior Note:            9.6000     2020      8,000    8,000    8,000
Medium-Term Note:       6.9220     1999      6,000    6,000    6,000
Proposed Senior Note:   7.8000     2021      7,999        0        0
- --------------------------------------------------------------------
    TOTAL                                  $31,999  $30,983  $31,083
====================================================================


      All interest rates are fixed except in the case of the Medium-Term Note, which is variable based upon the LIBOR six month rate and which is convertible at the option of the Company to a fixed rate based upon the lender's cost of funds rate. The aggregate amount of maturities due are:
1997 - $0; 1998 - $0; 1999 - $6,000; 2000 - $0; 2001 - $0, and $25,999
maturing thereafter per the dates in the table above.

      The First Mortgage Bonds are collateralized by substantially all of the utility plant.

      In conjunction with the Company's cost containment incentives, the Company is in the process of revising its capital structure to lower its borrowing costs. During the year the Company called the outstanding First Mortgage Bonds, Series K and M, and the 9.125% Debentures, temporarily refinancing this debt with lower-cost, short-term bank notes payable. For purposes of financial reporting, the Company has reclassified that amount ($7,999) to Long-Term Debt(Proposed Senior Note). To refinance that amount long-term and purchase the 8.4% Cumulative Preferred Stock (see Redeemable Cumulative Preferred Stock footnote), the Company has negotiated and petitioned the MDPU for approval to sell a $16,000, 25-year Senior Note at a 7.8% interest rate. The Company anticipates completion of this transaction in the first quarter of fiscal 1997.

SHORT-TERM LOANS AND COMPENSATING BALANCES
- -------------------------------------------------------------------------------

      The Company has lines of credit aggregating $24,000 with various banks, of which $12,365 remained unused as of June 30, 1996. The lines of credit are reviewed periodically with various banks and may be renewed or cancelled. In connection with these lines of credit, the Company borrows at less than the prime rate. In lieu of compensating balance requirements, the Company pays commitment fees on a portion of its credit lines equating to 3/8 of 1% on $5,500 with the various banks. At June 30, 1996, the Company had reclassified $7,999 of short-term debt to long-term debt as discussed in the Long-Term Debt footnote.

      Information as to short-term borrowings is as follows:


                                  1996        1995        1994
- ---------------------------------------------------------------

Balance Outstanding
 at June 30...............       $3,636      $    0      $6,580
Maximum Amount of
 Borrowings at Any
 Month-End................       10,410      10,470      20,570
Average Borrowings During
 the Year.................        6,561       5,604      15,407
Average Interest Rate
 at End of Year...........        6.40%       7.31%       5.04%
Weighted Average Interest
 Rate During the Year.....        6.46%       6.60%       4.65%


OTHER CURRENT LIABILITIES

- -------------------------------------------------------------------------------

Details of other current liabilities as of June 30 are as follows:

                                 1996     1995     1994
- --------------------------------------------------------

Accrued Interest.............   $  769   $  839   $  841
Insured Retirement Plan......      292      377      414
Dividends Declared...........      776      752      660
Accrued Consumer Rebates.....      139    2,044    2,091
Other........................      477      545      582
- --------------------------------------------------------
    TOTAL.....................  $2,453   $4,557   $4,588
========================================================

      Accrued consumer rebates represent refunds received from a major supplier of natural gas to the Company. The refunds are associated with the suppliers' rate case before FERC, and are to be refunded to the ratepayer during the next fiscal year.

Lease Commitment
- -------------------------------------------------------------------------------

      The Company is committed under operating leases having an initial lease term of one year or more expiring on various dates. Rental expense under all long-term operating leases aggregated $204, $88 and $88 in fiscal 1996, 1995 and 1994, respectively. The minimum future obligations under long-term noncancelable leases in effect at June 30, 1996, were as follows:


         1997.............................  $  490
         1998.............................     453
         1999.............................     350
         2000.............................     107
         2001.............................       9
         -----------------------------------------
         Total............................  $1,409
         =========================================

INCOME TAXES
- -------------------------------------------------------------------------------

      The difference in the effective tax rate compared with the statutory tax rate is shown in the following table:


                                   1996       1995        1994
- --------------------------------------------------------------
Tax at Statutory Rate.....          34%        34%         34%
State Taxes (Net of
 Federal Benefit).........          4.4        4.5         4.6
Investment Tax Credit.....         (1.1)      (1.9)       (1.2)
Permanent Differences.....          1.2        1.0         2.2
- --------------------------------------------------------------
Effective Tax Rate........         38.5%      37.6%       39.6%
==============================================================

      A summary of the tax provision is as follows:


                                  1996       1995        1994
- --------------------------------------------------------------
Federal Income - Current.......  $  790     $2,169      $2,740
Federal Income - Deferred......   1,391       (923)       (751)
State - Current................     190        512         571
State - Deferred...............     271       (233)       (148)
- --------------------------------------------------------------
   TOTAL.......................  $2,642     $1,525      $2,412
==============================================================

      The components of the net deferred income tax liability at June 30 were as follows:


                                        1996      1995     1994
- ----------------------------------------------------------------
  Deferred Liabilities:
    Investment Tax Credit.........     $  512   $   558   $  602
    Excess Tax over
     Book Depreciation............       8,802    8,731    8,545
    Environmental Response Costs          225       207      216
- ----------------------------------------------------------------
      Total Deferred Liabilities        9,539     9,496    9,363
- ----------------------------------------------------------------
  Deferred Assets:
    Recoverable Gas Cost..........     $ (545)  $(1,789)  $ (354)
    Other.........................       (328)     (843)    (726)
- ----------------------------------------------------------------
      Total Deferred Assets.......       (873)   (2,632)  (1,080)
- ----------------------------------------------------------------
Total Net Deferred Income Taxes...     $8,666   $ 6,864   $ 8,283
=================================================================


CONTINGENCIES
- -------------------------------------------------------------------------------

      Federal, state and local laws and regulations establishing standards and requirements for the protection of the environment have increased in number and scope in recent years. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can be retroactively applied.

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

      During the year ended June 30, 1996, the Company continued the analysis and field review of two parcels of real estate formerly used for gas manufacturing operations, which had been found to contain coal tar deposits and other substances associated with by-products of the gas manufacturing process. The review and assessment process began in 1985 with respect to the first site, which is owned by the Company, and in 1989 with respect to the second site, which was formerly owned by the Company. With the review and approval of the Massachusetts Department of Environmental Protection ("MDEP"), at one site, the investigative activities are continuing, while at the second site, the investigative work is near completion and remedial alternatives are being examined. It is difficult to predict the potential financial impact of the sites until first, the nature and risk is fully characterized, and second, the remedial strategies and related technologies are determined. The general philosophy of the Company is one of source removal and/or reduction coupled with risk minimization. Assuming successful implementation, it is anticipated that through 2011 the level of expenditures for the sites will range from $3,290 to $12,302. The anticipated level of expenditures has increased in 1996 from 1995 resulting from the Company's analysis and review of the sites and the commencement of clean-up activities at the first site. The Company has recorded the most likely cost of $3,290 in accordance with SFAS No. 5. Ultimate expenditures cannot be determined until a remedial action plan can be developed and approved by the MDEP. The Company's unamortized costs at June 30, 1996, were $973 and should be recovered using the formula discussed above.

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

Legal Matters
- -------------------------------------------------------------------------------

      Claims against the Company by a general contractor, along with the general contractor's bonding company, involved in the construction of a transportation pipeline for which the Company served as developer have been resolved. A settlement was approved by the Bankruptcy Court on February 16, 1996 and had no material financial impact on the Company.

      The Company is also involved with other legal proceedings incidental to its business. At the present time, the Company cannot predict the outcome of these proceedings and also believes that the outcomes will not have a material adverse impact on its overall financial position or results of operations.

OTHER INCOME
- -------------------------------------------------------------------------------

      A condensed summary of the Company's non-utility operations before income tax (included in the "Statements of Income and Retained Earnings" under "Other Income - Net") as of June 30 is as follows:

                                     1996     1995     1994
- ------------------------------------------------------------
Merchandise and Jobbing:
  Sales..........................   $  892   $1,068   $1,438
  Cost of Sales and Expenses.....      718      862    1,117
- ------------------------------------------------------------
Net..............................      174      206      321
- ------------------------------------------------------------
Appliance Rentals:
  Revenues.......................    1,404    1,380    1,314
  Expenses.......................      774      671      580
- ------------------------------------------------------------
Net.............................       630      709      734
- ------------------------------------------------------------
Liquefied Petroleum Gas:
  Sales..........................    4,634    4,022    3,890
  Cost of Sales and Expenses.....    4,118    3,703    3,463
- ------------------------------------------------------------
Net..............................      516      319      427
- ------------------------------------------------------------
Miscellaneous Net................      215      282      905
- ------------------------------------------------------------
    TOTAL........................   $1,535   $1,516   $2,387
============================================================


POST-RETIREMENT BENEFITS
- -------------------------------------------------------------------------------

      The Company has non-contributory funded retirement income plans covering substantially all employees. The cost of the plans is actuarially determined, and it is the Company's policy to fund accrued pension costs.

      The net pension cost in 1996, 1995 and 1994 is summarized as follows:


                                  1996      1995      1994
- -----------------------------------------------------------

Service Cost..............       $  608    $  634    $  588
Interest Cost.............        1,222     1,135     1,100
Return on Plan Assets:
  Actual...................      (3,491)   (1,009)     (347)
  Deferred.................       1,955      (397)     (978)
- -----------------------------------------------------------
  Net Recognized
    Return on Plan Assets...     (1,536)   (1,406)   (1,325)
Other.....................          218       259       249
- -----------------------------------------------------------
  Net Pension Cost.........      $  512    $  622    $  612
===========================================================


      The funded status and accrued pension cost for the defined benefit plans at June 30 are as follows:


                                              1996        1995        1994
- ---------------------------------------------------------------------------

Fair Value of Plan Assets................   $20,593     $17,267     $16,150
Projected Benefit Obligation.............    16,946      16,647      16,545
- ---------------------------------------------------------------------------
Excess (Deficiency) of Fair Value of
 Plan Assets Over Projected Benefit
 Obligation..............................     3,647        620        (395)
Unrecognized Net Gain....................    (6,213)    (3,315)     (2,564)
Unrecognized Prior Service Cost..........       953        930       1,001
Unrecognized Net Obligation
 (at transition).........................     1,290      1,469       1,649
- --------------------------------------------------------------------------
Accrued Pension Cost.....................   $  (323)   $  (296)    $  (309)
==========================================================================
Accumulated Benefit Obligation...........   $14,240    $13,314     $13,558
==========================================================================
Vested Benefit Obligation................   $14,151    $13,293     $13,182
==========================================================================
Assumed Discount Rate....................      7.50%      7.00%       7.00%
Assumed Rate of Compensation Increase....     4.125%     5.625%      5.875%
Expected Rate of Return on Plan Assets...      9.25%      9.25%       9.25%
- --------------------------------------------------------------------------


      Plan assets are invested in equity securities, debt securities and cash equivalents, and the balance is in other investments, principally real estate. The benefit formula is based either on the number of years of service or the employee's average base salary for the five years yielding the highest average.

      The Company maintains a 401(k) Post-Retirement Plan for all Company employees. The Company matches up to 3.5% of a participating employee's annual salary. The expense for the years ended June 30, 1996, 1995, and 1994 related to the 401(k) Plan was $222, $223 and $213, respectively.

Fair Value of Financial Instruments
- -------------------------------------------------------------------------------

      Because of the short maturity of certain assets, which include Cash, Cash Equivalents and Accounts Receivable, and certain liabilities, which include Accounts Payable, these instruments are stated at amounts which approximate fair value.

Long-Term Debt
- -------------------------------------------------------------------------------

      Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair values of existing debt. As of June 30, 1996, the estimated fair values of the Series P Mortgage Bonds and the Senior Note are $13,006 and $9,596, respectively. The Medium-Term Note carries a variable interest rate and matures within three years. As such, the carrying value approximates fair value.

Redeemable Preferred Stock
- -------------------------------------------------------------------------------

      It was not practicable to estimate the fair value of the 4.8% Redeemable Preferred Stock as any resultant difference between the fair value and its carrying value is immaterial.

      The fair value of the 8.4% Redeemable Preferred Stock is $9,360. The fair value is representative of current market conditions and is based on active negotiations with the current preferred shareholders relating to the pending repurchase of outstanding shares (see Redeemable Cumulative Preferred Stock footnote).

INDEPENDENT AUDITORS' REPORT
Deloitte &
 Touche LLP

                                City Place           Telephone:(860)280-3000
                                185 Asylum Street    Facsimile:(860)280-3051
                                Hartford, Connecticut 06103-3402

To the Shareholders of
The Berkshire Gas Company:

We have audited the accompanying balance sheets of The Berkshire Gas Company as of June 30, 1996, 1995 and 1994 and the related statements of income and retained earnings, common shareholders' equity and redeemable cumulative preferred stock and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1996, 1995 and 1994, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
August 19, 1996

QUARTERLY FINANCIAL INFORMATION
- -------------------------------

      A comparison of unaudited quarterly financial information is presented on page 31.

ANNUAL MEETING
- --------------

      The annual meeting of shareholders will be held at the Berkshire Hilton Inn, Pittsfield, Massachusetts, on November 13, 1996, at 10:00 A.M.

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
- ---------------------------------------------------------

      The Company has a program which allows for the reinvestment of dividends and optional cash payments to purchase additional shares of the Company's Common Stock at a 3% discount. The Plan is available to all holders of 10 or more shares and provides a convenient method to acquire additional shares without fees or other charges. Shareholders who wish to take advantage of the Plan or want additional information may do so by contacting:

The Berkshire Gas Company
Attn.:   Secretary of the Share Owner Dividend
         Reinvestment and Stock Purchase Plan Committee
         115 Cheshire Road
         Pittsfield, Massachusetts 01201-1879
         (413) 445-0249

TRANSFER AGENT
- --------------

State Street Bank and Trust Company
P.O. Box 8200
Boston, Massachusetts 02266-8200

STOCK LISTING
- -------------

      The Common Stock of The Berkshire Gas Company is traded on the National Over-the-Counter Market and is quoted through the NASDAQ System under the symbol BGAS.

FORM 10-K INFORMATION
- ---------------------

      Upon written request to the Company at 115 Cheshire Road, Pittsfield, Massachusetts 01201-1879, a copy of the Company's current Form 10-K Annual Report, as filed with the Securities and Exchange Commission, will be provided to any shareholder without charge.
- -------------------------------------------------------------------------------
      This report has been prepared for the purposes of information and record only and not in connection with the sale or offer for sale of securities, or any solicitation of an offer to buy securities.
- -------------------------------------------------------------------------------
QUARTERLY FINANCIAL INFORMATION

- -------------------------------------------------------------------------------

For the Fiscal Year Ended June 30, (In Thousands Except Per Share Amounts)
(Unaudited)
1996                                   First      Second     Third    Fourth
- ----------------------------------------------------------------------------
Operating Revenues                    $4,153     $11,952   $21,059    $8,886
Operating and Other Income               133       3,163     7,198     1,547
Income (Loss) Before Income Taxes       (925)      1,849     5,495       436
Net Income (Loss)                       (574)      1,138     3,387       262
Earnings (Loss) Per Share              (0.35)       0.45      1.50      0.04
Dividends Declared Per Share           0.275       0.275     0.275      0.28
Prices of Common Shares:
  High                                15 1/2          17    16 3/4    16
  Low                                 14              15    15        14 3/4
1995
- ----------------------------------------------------------------------------
Operating Revenues                    $4,832     $12,086   $21,615    $9,401
Operating and Other Income (Loss)       (124)      2,378     5,869     1,295
Income (Loss) Before Income Taxes     (1,258)      1,036     4,180        96
Net Income (Loss)                       (766)        656     2,556        83
Earnings (Loss) Per Share              (0.53)       0.23      1.14     (0.04)
Dividends Declared Per Share           0.275       0.275     0.275     0.275
Prices of Common Shares:
  High                                17 3/4      16 3/4    16        15 3/4
  Low                                 16          14 1/4    14 3/4    14
1994
- ----------------------------------------------------------------------------
Operating Revenues                    $4,542     $12,951   $25,948    $9,588
Operating and Other Income (Loss)       (239)      2,881     7,290     1,269
Income (Loss) Before Income Taxes     (1,249)      1,611     5,652        72
Net Income (Loss)                       (752)      1,013     3,507       (95)
Earnings (Loss) Per Share              (0.54)       0.47      1.89     (0.15)
Dividends Declared Per Share            0.27        0.27      0.27     0.275
Prices of Common Shares:
  High                                19              19    18 1/4    17 1/4
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

      The sum of the quarterly earnings (loss) per share amounts may not equal the annual income per share due to the issuance of Common Stock and rounding.

OFFICERS                                      DIRECTORS
- ---------------------------------------------------------------------------
SCOTT S. ROBINSON                             GEORGE R. BALDWIN**
President and Chief Executive Officer         Area Chairman,
                                              Arthur J. Gallagher & Co.,
MICHAEL J. MARRONE                            a national insurance
Vice President, Treasurer and                 brokerage firm
Chief Financial Officer
                                              JOHN W. BOND* **
LESLIE H. HOTMAN                              President,
Vice President, Supply, Rates and Planning    Kimbell Securities Corp., a
                                              securities broker/dealer;
ROBERT M. ALLESSIO                            real estate management
Vice President, Marketing and Distribution
                                              PAUL L. GIOIA**
DONALD P. ATWATER                             of Counsel,
Vice President, Customer Services             LeBoeuf, Lamb, Greene &
                                              MacRae, a law firm
CHERYL M. CLARK
Clerk of the Corporation                      WILLIAM S. GOEDECKE**
                                              First Vice President, Retired
                                              Smith Barney Harris
                                              Upham & Co., Inc.
                                              an investment banking and
                                              stock brokerage firm

                                              FRANKLIN M. HUNDLEY*
                                              Managing Director,
                                              Rich, May, Bilodeau &
                                              Flaherty, P.C., a law firm

                                              JOSEPH T. KELLEY*
                                              Chairman of the Board,
                                              The Berkshire Gas Company

                                              SCOTT S. ROBINSON*
                                              President and Chief Executive
                                              Officer,
                                              The Berkshire Gas Company

                                              ROBERT B. TRASK**
                                              President, The Fitzpatrick
                                              Companies, formerly
                                              Country Curtains, Inc.,
                                              a retail firm dealing in
                                              household window treatments
                                              and accessories

                                              *Executive Committee
                                              **Audit Committee