Form 10-K, Exhibit 13
period 1997-06-30
BERKSHIRE GAS CO /MA/
filed 1997-09-26
CIK 317406

Berkshire Gas Company

Energizing a Diverse Economy

      Not since the economic boom that swept the country in the mid to late 80s has there been so much excitement about the strength of the national economy. In New England, the regional economy has been reinvigorated. No longer relying on any single business or industry, the region's economic strength is now built on a broader base, encompassing new ventures, the expansion of successful enterprises and the ingenuity of entrepreneurs and investors.

      Diversification is largely responsible for fueling New England's economic resurgence and - more importantly - the economic revival in the Berkshire Gas service area. This year's annual report focuses on the diverse nature of the customers we serve and their many successes.

      By knowing our customers, you will come to know us as a company committed to progress and growth, and dedicated to energizing a diverse economy for the benefit of our customers and our shareholders.

FINANCIAL HIGHLIGHTS
-------------------------------------------------------------------------------
For the Fiscal Year Ended June 30,


                                                                               1997/1996                1996/1995
OPERATIONS ($000)                                         1997        1996     % Change        1995     % Change
-----------------------------------------------------------------------------------------------------------------

Operating Revenues                                     $ 48,463    $ 46,050        5.2%     $ 47,934      -3.9%
Operating Margin                                         25,253      25,835       -2.3        23,114      11.8
Operating and Other Income                               11,527      12,042       -4.3         9,418      27.9
Net Income                                                3,556       4,213      -15.6         2,529      66.6
Earnings Available for Common Stock                       3,316       3,521       -5.8         1,835      91.9

COMMON SHARE DATA
--------------------------------------------------------------------------------------------------------------

Earnings Per Share                                     $   1.52    $   1.65       -7.9%     $   0.92      79.3%
Dividends Per Share                                       1.125       1.105        1.8          1.10       0.5
Book Value Per Share                                      14.18       13.75        3.1         13.16       4.5
Market Price (Year-End)                                   16.00       15.38        4.0         15.00       2.5
Average Shares of Common Stock Outstanding (000's)      2,181.5     2,129.2        2.5       1,990.5       7.0
Number of Registered Common Shareholders                  1,902       1,881        1.1         1,878       0.2

OTHER DATA
--------------------------------------------------------------------------------------------------------------

Gross Utility Plant ($000)                             $101,983    $ 96,571        5.6%     $ 91,863       5.1%
Net Utility Plant ($000)                                 73,640      71,215        3.4        69,326       2.7
Capital Expenditures ($000)                               7,393       6,507       13.6         7,746     -16.0
Total Gas Sold and Transported (MCF-000's)                8,080       8,075        0.1         7,392       9.2
Total Natural Gas Customers                              32,526      32,129        1.2        31,925       0.6
Propane Gallons Sold (000's)                              4,443       4,251        4.5         3,738      13.7


To Our Shareholders

      The past year has been one of strong performance for the Company. We have seen real strength in the service area economy largely due to the diversification of existing enterprises and the growth of a wide variety of new undertakings and emerging technologies. The customers featured in this year's report provide prime examples of how our economy is growing and why prospects for future expansion are so encouraging.

Diversity Driving Demand

      As existing customers expand their use of natural gas and demand for our product grows with the addition of new customers, it becomes clear that the diversification of our economic base has played a major role in the overall health of our region's economy.

      With the move of heavy industry and manufacturing to the South and West, New Englanders have had to utilize their native resourcefulness to inject new life into their economy. Many have accomplished this by expanding existing businesses into new markets and products areas. Others have focused on investing time and energy in new service sector ventures. And still others have tapped their entrepreneurial drive to achieve commercial success by utilizing new and emerging technologies.

      This diversity has yielded both economic strength and opportunity. Many such opportunities for the Company have been driven by the recognition of natural gas as a highly adaptable premium fuel that is also a friend to the environment. Additionally, the Company's market position as a full service energy supplier dedicated to the success of its customers has made natural gas the first choice for many enterprising business owners as well as homeowners throughout western Massachusetts.

      With small business providing more that 85% of all jobs in this country, a diverse economy has never been more important. We serve a portion of Massachusetts known for its academic and research resources. We continue to be well positioned for new and innovative growth as well as adaptation of existing assets. The Company is committed to working in partnership with all segments of our market and of our economy toward mutual success. The profiles in this report more fully detail our initiatives and we look forward to continuing to energize the ever diversifying economy in our area.

Performance

      Poised for continued success in diverse markets, we take great pride in our achievements to date.

      Per share earnings for the year ended June 30, 1997, were $1.52. Although earnings were lower than in the prior year, we were successful in achieving this level of performance despite weather during the heating season that was 9% warmer than the preceding year and 5% warmer than the 20-year average. Additionally, operating margins, which are the best measure of a natural gas utility's performance, were only 2.3% lower than in the previous year.

      Efforts to achieve greater earnings stability irrespective of the effects of unusual weather variances have met with success. We fully intend to continue to focus every facet of our organization toward further increases in efficiency, productivity and, in turn, profitability.

      During the year, the Company saw considerable growth in income from its service and propane operations.

Dividend Increase

      The Company's Board of Directors is strongly committed to providing shareholders with a fair return on their investment. The Board reviews the dividend in light of the Company's financial performance and capital needs on an ongoing basis in keeping with its conservative, yet progressive dividend policy.

      Improved performance led the Board to take action in June this year, increasing the quarterly dividend pain on Common Stock from 28 [CENTS] to 28-1/2 [CENTS] per share resulting in an annual dividend of $1.14. This is the third dividend increase since 1994.

(Picture of President & Chief Executive Officer, Scott S. Robinson)

Propane Expansion

      The Company's retail propane division, Berkshire Propane, continues to achieve new milestones of profitability in serving customers across its 5,000 square mile service area in western Massachusetts and eastern New York.

      This year, despite warmer than normal weather, the division's 1997 revenues increased by 17% over the prior year. Operating margins also increased by 14% over 1996.

      In addition, Berkshire Propane tapped two new markets during the year in an effort to expand upon its track of strong performance - wholesale operations and retail delivery service in the state of Vermont.

      Given the division's considerable storage capacity as well as its strategically located storage facilities, the decision to offer wholesale propane services to competitors without similar capacity made sound business sense. As a result, margins earned from the sale of additional wholesale volumes supplement those earned on direct retail sales to Berkshire Propane customers. Capitalizing on existing resources and assets made it possible for Berkshire Propane to pursue this opportunity without additional expense or overhead. Plans call for continued expansion and marketing of the division's wholesale business.

      On the retail side, Berkshire Propane expanded its reach in July of this year adding portions of southern Vermont to its existing service territory. Initially offering service in and around the towns of Bennington and Brattleboro, long range plans call for expanding service to surrounding communities as well.

      Efforts to date in this new market have met with considerable success and are expected to continue to present further expansion opportunities for Berkshire Propane.

Deregulation

      This has been a year of change in the competitive landscape of our industry and it has also brought the dawning of new opportunities associated with deregulation.

      When it comes to deregulation, opportunity is the key word. Our role as the transporter of natural gas in western Massachusetts is historic. This is a service that we have provided for more than 145 years and one that we will continue to provide in a deregulated environment. The key difference, however, will be our ability to work strategically with marketers to expand service while also using the flexibility provided by deregulation to compete in other segments of the energy marketplace.

      In many ways, offering transportation services in a deregulated market is a natural extension of what we have been doing for a number of years. As far back as 1987, the Company began to work cooperatively with interested commercial and industrial customers in offering customized service, which included transportation of third-party gas supplies. Today, we are successfully providing transportations services to more than 35% of the Company's commercial and industrial customers. As well, we will continue to expand our offering of unbundled rates to customers during the next calendar year.

      Viewing marketers as partners instead of as competitors will allow us to work side by side in expanding the use of natural gas throughout our service area. Building strategic alliances with marketers and suppliers will benefit everyone involved while also keeping rates stable and competitive for commercial end users and consumers. We are truly excited about the opportunities that deregulation is bringing and we are both enthusiastic and optimistic about future prospects.

      We have been working diligently toward optimizing our organization and operations for competition in open energy markets with the assistance of the Reed Consulting Group, a firm widely recognized for its expertise in this area.

      The Company anticipates segregating non-regulated market functions from regulated operations as part of these efforts. This will provide greater flexibility for pursuing competitive opportunities under deregulation including the establishment of a separate entity for the marketing of a full range of energy services.

      Finally, the Company is also working with the other investor-owned natural gas utilities in the Commonwealth of Massachusetts to develop comprehensive principles and procedures for the "unbundling" of services offered to customers. The development of these standards will assure a level playing field while also defining opportunities for open competition.

Tomorrow and Beyond

      With the diversification of our service area, our economy grows stronger. Similarly, deregulation will make it possible for Berkshire Gas to diversify by providing the flexibility necessary to pursue new opportunities, enhance profitability and strengthen the Company.

      As our industry moves toward open markets and competition, future prospects are greater than ever before imagined. Deregulation is expected to change many of the traditional ways of doing business while also creating new areas of opportunity. Moving beyond the limits of regulation into new ventures and undertakings provides the Company with new avenues of profitability. At the same time, we will continue to commit ourselves to exceptional service and competitive prices in regulated markets.

      Building on 145 years of success, we welcome the new millennium, we seek opportunity and we are well positioned to break new ground.

      We thank you for your commitment to Berkshire Gas and we sincerely hope that this year's report conveys a sense of the excitement, enthusiasm and optimism that we share as together we work toward building a better company and continuing to reward you for your investment.


/s/ SCOTT S. ROBINSON
    Scott S. Robinson
    President & Chief Executive Officer



Energizing a Diverse Economy

      As the oldest and most established region in the nation, New England has always been home to innovation and diversity. From the earliest settlers, the spirit and drive to create, expand and diversify has been as much a part of New England as the brightly colored leaves of autumn and the flowing maple syrup that signals the onset of spring.

      As a region, we have experienced the industrial revolution, the advent of technology and the development of infrastructure dedicated to manufacturing and economic growth. (An inset picture of MASS MoCA clock tower)

      We are now in the midst of another phase in the natural evolution of the New England economy. The days of heavy manufacturing are fading, being replaced by a visionary emphasis on the development of emerging technologies, entrepreneurial pursuits, cutting-edge ideas and a real focus on the future. These are truly exciting times in our region. (An insert picture of landscaper at Country Village Condominiums in Great Barrington, Massachusetts)

      Long home to some of the country's most prestigious academic institutions, our region trains some of the finest minds in the world and benefits from research that is constantly breaking new ground in the arts and sciences. This is particularly true in western Massachusetts, where we have seen innovations ranging from the invention of Lexan and other space-age materials at GE Plastics, to Crane & Company's development of new technologies designed to protect U.S. currency from counterfeiting. (An insert picture on left of roof line at Devonshire Estates in Lenox, Massachusetts, insert picture on right of steam turbine cogeneration system from Ewing Power Systems)

      Supplementing the human energy that drives a diverse economy, Berkshire Gas is proud to play a role in providing the raw materials to fuel growth and diversification. Working hand in hand with its customers, Berkshire Gas has been instrumental in providing energy for new entrepreneurial efforts - ranging from a facility in Amherst, Massachusetts, dedicated to breeding African fish for retail sale, to a top-flight coffee roaster providing some of the world's finest coffees to discriminating consumers around the globe. At the same time, we have been working with more traditional customers to support expanding markets in our area. (An insert picture on left of painters at Town of Adams Town Hall, an insert picture on right of special beans selected for Barrington Coffee Roasting Company in Great Barrington, Massachusetts)

      The following profiles, broken down by specific market segments, are intended to give you a snapshot of the diverse enterprises and undertakings the Company is proud to support. They'll help you to share some of the excitement of a region that's building a bright future, while preserving the treasures of its past. (An insert picture of a hydroponic plant being harvested at Bioshelters, Inc. located in Amherst, Massachusetts)

      Innovation, economic growth and expansion, public-private partnerships, entrepreneurial enterprises and a focus on the future-we are proud to be energizing a diverse economy with natural gas, America's premium fuel.

                            MARKET SEGMENT CULTURAL

MASS MoCA

      The Massachusetts Museum of Contemporary Art is symbolic of the economic renaissance unfolding throughout the Berkshire Gas service area, as 20th century manufacturing interests are replaced by emerging 21st century technologies. The revolutionary MASS MoCA concept is being forged by passionate visionaries intent on revitalizing the small New England city of North Adams, Massachusetts, by transforming a vacant mill complex into a world-class center for the arts.

      Ten years in the making, MASS MoCA will be a living laboratory for artists and businesses working in virtually every artistic medium, including sculpture, theater, dance, film, computer graphics and music. As MASS MoCA Director Joseph Thompson put it, "MASS MoCA is a supercollider for new art and new technology."

      Built in 1872 to manufacture textiles and later owned by a world leader in high-quality electronic components, the complex employed 4,000 at its peak. Foreign competition and manufacturing changes resulted in cutbacks, however, leaving thousands out of work when the mill closed in 1985. The site's silver lining was soon discovered by Williams College officials seeking possible mill locations to meet the space requirements of contemporary art installations. By 1987, the idea to convert the 13-acre, 27-building mill into a mixed-use cultural and commercial complex had crystallized.

      When it officially opens in 1998, MASS MoCA will awe visitors with its sheer size. It will house expansive art galleries, performing arts facilities, rehearsal space, offices, fabrication areas, live studio space and pre- and post-production facilities for audio and video. A diverse consortium of cultural institutions, artists, and technology firms-including New York's prestigious Guggenheim Museum-have teamed with MASS MoCA to develop the sprawling complex.

      The first technology firm to become a tenant was the Kleiser-Walczak Construction Company, which has produced computer-generated special effects for the entertainment industry, including major motion pictures and theme parks. Excited by MASS MoCA's potential, the firm moved its headquarters from Hollywood to studios within the facility.

      The architects' decision to preserve the mill's historic character by retaining its vast, open spaces was popular with artists-and made natural gas the right choice for heating. It also eliminated the environmental concerns and liability associated with on-site oil storage and the nuisance of oil delivery. "Natural gas provided the most economic and efficient way to serve a complex campus that must house new functions in old buildings," Thompson said. "Berkshire Gas has been very loyal to this project, and has been a good friend as well as a good vendor."

      Berkshire Gas is proud to have been one of the first corporate supporters in this noble private-public venture that could one day establish North Adams as a global hub for contemporary arts.


(A picture of MASS MoCA and people touring the complex)
A truly unique center for the arts, MASS MoCA will feature a mix of traditional and non-traditional works. The flexibility and cleanliness of natural gas made Berkshire Gas the logical energy partner.


(A picture of Kleiser-Walczak employee)
The creative synergies offered by MASS MoCA compelled the Kleiser-Walczak Construction Company to relocate its computer-generated special effects firm from Hollywood to studios within the complex.


                        MARKET SEGMENT RETIREMENT LIVING

Devonshire Estates

      Because the number of Americans age 65 and older is expected to double between now and the year 2050, the retirement living industry is one of the fastest-growing market segments in the Berkshire Gas service area. The Company has recognized and capitalized on opportunities in this sizable market, establishing natural gas as the fuel of choice for retirement homes in western Massachusetts.

      So it came as no surprise when Holiday Retirement Corp., and industry leader based in Salem, Oregon, with more than 200 retirement developments across the U.S., Canada and England, chose Berkshire Gas as its energy partner for Devonshire Estates, which is nearing completion in Lenox, Massachusetts.

      Unlike most others in the industry, Holiday Retirement's parent company owns both the construction and management interests in its residences. "When you're responsible for maintaining a facility, you put a little more care into building it," said Georgie Kennel who is teaming with her husband, Will, on their sixth construction management assignment for Holiday Retirement. "We're more quality-oriented than most. We have to do things right."

      Doing it right includes using natural gas for a wide range of energy needs, including heating, hot water, gas fireplaces and dryers in the six laundry areas. "We almost always specify natural gas," said Kennel. "It's more efficient and more economical, especially in an area like this where electric rates are so high."

      Devonshire Estates will provide "independent living" for its senior residents. One monthly fee covers virtually every resident's needs, including three meals a day in a full-service restaurant setting. Residents will feel secure in the knowledge that live-in managers can attend to their needs and, with dependable natural gas, they won't have to worry about the effect of winter storms. "It's like living in a fine hotel," Kennel said.

      Devonshire Estates has a total of 128 units designed to accommodate a wide range of needs. The main building features studio apartments, one-bedroom/one bath units, and two-bedroom/two bath units. There are also 20 deluxe units in separate buildings called garden suites and garden cottages, which include such amenities as an attached garage, a full kitchen and washer/dryer.

      Construction, which began in the spring of 1997 is scheduled for completion by year's end. Interest was so keen that fully one-third of the units had been reserved midway through construction.

      Because comfort is critical to the seniors, dependable natural gas is the right choice for their energy needs and, with its history of reliability, Berkshire Gas is the right supplier.


(A picture of Devonshire Estates units under construction)
Efficient, dependable natural gas is part of "doing it right" at Devonshire Estates in Lenox, Massachusetts, a 128-unit retirement development scheduled for completion in December 1997.


                      MARKET SEGMENT MUNICIPAL CONVERSIONS

Town of Adams

      Strolling through downtown Adams, Massachusetts, is like walking into a Norman Rockwell painting. Its friendly people, quaint victorian architecture, and tidy streets and storefronts are a source of pride for those who have worked so hard to preserve its old New England charm. The town hall has long been a focal point of this pride, with a rich tradition that include Mark Twain's address to the townspeople in December 1884, just a year after it was completed.

      By the 1990s, however, the town hall and adjacent police station were outdated, overcrowded and badly in need of repair. Even more importantly, the liability and environmental issues associated with the aging underground oil tank forced the town into action. Adams took a unique approach to its space dilemma, renovating a historic downtown mansion perfectly suited to its needs. For its energy requirements, Adams turned to Berkshire Gas for professional services, technical expertise and environmentally friendly natural gas.

      According to Town Administrator Jim Leitch, a capital planning committee chose historic Plunkett mansion as the new home for the town hall after a lengthy search of prospects. Built in 1905, it offered an ideal downtown location and the opportunity to restore a historic building to its original beauty.

      Relocation of the town offices to Plunkett mansion enabled the police department to expand into the old town hall, but both buildings still faced major renovations. In addition, neither the old nor new town halls had the equipment necessary for conversion to natural gas. As it has with other municipalities in its service area, the Company demonstrated its commitment to public/private partnership, providing professional services and energy solutions throughout the conversion process to satisfy the town's needs.

      In that spirit, Berkshire Gas installed the necessary service lines while also providing valuable engineering services and technical guidance. "Berkshire Gas was a good partner in the construction of both of these facilities," Leitch said. "They provided much-needed equipment, installation assistance and technical support in addition to meeting difficult site and scheduling demands." Although both facilities were designed for oil, Leitch said natural gas was the clear choice for the future because of maintenance and environmental issues. It was particularly well-suited for the police station's rooftop heating and air conditioning unit, and as a fuel for its emergency backup generator.

      When construction is completed in December 1997, Adams will again take pride in its municipal buildings, and comfort in the knowledge that dependable, all-American natural gas will be fueling its growth into the next century and beyond.


(A picture of the new town hall in Adams, Massachusetts)
Municipalities across the Company's service area are choosing to convert their buildings and facilities from oil to natural gas. By converting its new town hall, the Town of Adams, Massachusetts, has avoided the liability and environmental issues associated with underground oil tanks.


(A picture of Adams Town Administrator Jim Leitch with Berkshire Gas Salesperson Marty Martin with Adams Town police station under construction in background)
The new Town of Adams police station-under construction in background-will use natural gas for heating and air conditioning, as well as for its emergency backup generator.


                        MARKET SEGMENT GOODS & SERVICES

Bioshelters, Inc.

      Under a futuristic, dome-like structure in landlocked Amherst, Massachusetts, a revolutionary aquaculture experiment has been transformed into a thriving example of entrepreneurial achievement, expected to produce 1.2 million pounds of fresh water fish when it reaches full production in 1998. This farm of the future, whose resource conservation strategies may be an answer to feeding the world's exploding population, is being energized by the fuel of the future: clean-burning, efficient natural gas.

      Bioshelters uses an ingenious, energy-efficient process to raise tilapia, a warm water fish native to Africa, and gourmet herbs under the same roof. The tilapia are bred and raised in a series of tanks on the ground floor, including four that can each hold 160,000 gallons and an equal number of mature fish. Water from these tanks is pumped to a hydroponic garden located on the second floor, where herbs grow in water rather than soil and absorb sunlight through the structure's translucent roof. The closed-loop system recirculates water, carrying fish manure to fertilize the garden's herbs. The fish make food for the plants, the plants clean the water for the fish and 99.7 percent of the water and waste is recycled.

      "We call this an artificially created natural ecosystem," said John Reid, Bioshelters' President and CEO. "It solves a growing environmental problem and produces profitable products." The fish are shipped live for sale in Boston and the herbs are sold at supermarkets all over the Northeast.

      Because the fish are indigenous to warm African waters, heating the tanks is Bioshelters' most critical energy need. Berkshire Gas made a significant investment to serve Bioshelters' growth, extending its gas mains to provide the rural facility with a more controllable and dependable fuel source. Efficient gas-fired boilers provide energy for the eight miles of concrete-embedded, polyethylene tubing that make up the radiant heating system.

      Berkshire Gas also solved Reid's concerns about the dependability of electricity for the facility's water circulation pumps. "If we're down for three hours, we're in trouble," he said. "With the damage summer or winter storms can do to power lines, the power company just isn't reliable enough for our purposes." Bioshelters' recent installation of a cogeneration system-fueled by reliable natural gas-further reduces its dependence on the power company by generating electricity for pumps, lights and other needs.

      Bioshelters' ambitious five-year plan calls for the construction of additional facilities to serve major markets across the U.S. and Canada. Reid has found that natural gas is a natural fit for continued growth in his farms of the future.


(A picture of a Bioshelters employee)
An employee examines the root development of plants in Bioshelters' second-floor hydroponic garden. Recirculated water carries fish manure to nourish the plants in the unique, closed-loop system heated by gas-fired cogeneration equipment.


(An aerial picture of Bioshelters)
Dependable, clean-burning natural gas fits both the efficiency and environmental standards of Bioshelters, a thriving aquaculture business in Amherst, Massachusetts, that produces tilapia fish and hydroponic herbs. The one-of-a-kind, dome-like structure makes efficient use of solar and thermal energy.


                           MARKET SEGMENT RESIDENTIAL

Country Village Condominiums

      Hardwood floors. Granite and marble fireplaces. Jacuzzi tubs. Set foot in one of the Country Village Condominiums in Great Barrington, Massachusetts, and you'll want to move in. "That's the immediate reaction of everyone who sees them, from the workmen to our prospective buyers," said Richard Stanley, the project's developer. "It's not something you see as much as something you feel."

      The "feel" is a result of Stanley's attention to detail and demand for quality, from the attractive landscaping and fine interior trim to his choice of clean-burning, efficient natural gas for heating. "Simplicity and cleanliness are key issues when it come to heating fine homes," he said. "I never would have considered oil."

      Stanley began developing the seven-acre site in the fall of 1996. When it's completed, there will be a total of 25 units in eight buildings. The three-bedroom condos each offer up to 2,100 square feet of living space and are replete with amenities, including oversized windows, tiled bathrooms, central air, central vacuum, appliances, 200-square foot decks and attached garages with automatic door openers.

      Country Village, a short walk from downtown, appears especially attractive to homeowners in their mid-50s or older who are not interested in shoveling, mowing and other maintenance chores. Dependable natural gas fits their care-free demands, providing no-worry heat, hot water, and easy operation for the fireplaces that grace each condo.

      "Today's more sophisticated buyer also typically insists on a gas stove for cooking," Stanley noted. Experienced developers like Stanley know that natural gas is the best energy value, outperforming other fuels for temperature control, BTU efficiency, equipment reliability and heating system recovery rates.

      A New York native, Stanley inherited a hair salon franchise from his father and built it to more than 600 locations at home and abroad. But when he purchased a second home in the Berkshires in the early 1980s, he was captivated by the region's natural beauty and cultural attractions. He sold the franchise and moved here permanently to "semi-retire" a few years later. "Now I'm working harder than ever," he said with a laugh.

      Stanley's first ventures as a developer involved investments of more than $1 million to buy and develop commercial properties in downtown Great Barrington. Now his condos are generating inquiries from upscale second-home owners and retirees interested in residing near Great Barrington's thriving downtown.

      Prospective buyers will see in a moment that Country Village offers everything needed for a contemporary, upscale lifestyle:elegant construction, a quaint bustling town life, maintenance-free living and dependable natural gas, the fuel of choice for the educated home-owner.


(A picture of developer Richard Stanley with a client)
Developer Richard Stanley(left) said he "never would have considered oil" for his beautiful, new condominiums in Great Barrington, Massachusetts, preferring the dependability and performance of natural gas for the heat, hot water, fireplaces and cooking needs of his upscale clientele.


(A picture of a Country Village Condominium)


                      MARKET SEGMENT ECONOMIC DEVELOPMENT

Airport Industrial Park

      Development interests throughout the Berkshire Gas service are finding that the availability of dependable, economical natural gas can play as vital a role as land availability in attracting prospective tenants to their industrial parks. Although industrial parks are not new to New England, their growth in the post-recession economy has created one of the Company's fastest-growing market segments.

      Berkshire Gas recently completed work in Montague, Massachusetts, where the town has invested more than $1 million to revitalize Airport Industrial Park-which originally opened in the early 1980s-by developing an additional 52 acres. "Industry carries a lot of the tax load," said Denis Superczynski, Community Development Planner for the Town of Montague. "The more new and expanding companies we can attract, the more job opportunities we'll provide and the lower everyone's taxes will be as a result."

      So the Town of Montague is rolling out the red carpet, providing tax increment financing, training funds and other incentives. Recognizing the importance of providing uninterrupted, cost-efficient natural gas as part of the park's infrastructure, the town asked Berkshire Gas to extend its gas mains by 1.5 miles. "Most of our prospects ask about the availability of natural gas," Superczynski said. "Companies really appreciate the benefits it provides."

      Superczynski said businesses have come to Airport Industrial Park for a number of reasons, including its proximity to the Connecticut River and Interstate 91, competitive land pricing and a skilled work force. He said flexibility also is a plus, as the park can accommodate individual lots ranging from a single acre to more than 15 acres. The natural gas line, which was completed in July, enables the park to meet a wide range of tenant needs, from heating and air conditioning to manufacturing processes.

      One of the first tenants in the new development was Ewing Power Systems. The company, whose work force has more than doubled in the past year, supplies steam turbine cogeneration systems to large steam users both in the U.S. and abroad. These systems allow Ewing customers to produce low-cost electricity with the same steam they are now using for heating or process.

      Ewing President Lynn B. DiTullio said the company's fastest growing markets are international. "Electricity costs even more overseas," she said. "It can be four times as much as in the U.S." Although Ewing, which was founded in 1986, traditionally has customized its systems, the company recently introduced standard products to serve smaller customers at a fraction of the original cost.

      By including natural gas in the infrastructure of their industrial parks, developers in the Berkshire Gas service area are improving their site's marketability and their tenants' profitability.


(An aerial picture of the Airport Industrial Park)
Airport Industrial Park in Montague, Massachusetts, is one of many developments in the Company's service area that is providing natural gas for tenants' use in everything from heating and air conditioning to manufacturing processes.


(A picture of Ewing Power Systems employee)
Airport Park tenant Ewing Power Systems produces steam turbine cogeneration systems like this one, built for a municipal power plant near Paris, France.


                             MARKET SEGMENT PROPANE

Barrington Coffee Roasting Company

      Premium coffee with a premium fuel...A coffee lover's dream has become a reality at the Barrington Coffee Roasting Company in Great Barrington, Massachusetts, where two entrepreneurs have perfected the art of roasting exotic coffee beans from around the world using a precision process that is fueling rapid growth in their business.

      Owners Gregg Charbonneau and Barth Anderson, who met and began sharing their coffee obsession while in college, are dedicated to producing the highest-quality coffee in the world. From their Great Barrington facility, they search the globe for the finest coffee beans, screen them for quality and then roast them to perfection for whole-sale, mail-order and sale on the Internet. Business is great. Annual production has jumped from 20,000 pounds when they opened in 1993 to a projected 125,000 pounds in 1997.

      The key to their success? "We're fanatics about quality," Charbonneau said. He said they choose only coffees from the species of tree known as Coffea arabica-the highest quality coffee-in the world's richest coffee-growing regions and then roast them in small batches, carefully controlling each step of the process.

      Fine coffee is like fine wine. Just as fine wines may begin with grapes from France, Italy or California, fine coffees may begin with beans grown in Costa Rica, Indonesia or Ethiopia. "Characteristics such as body, mouth, feel and acidity may vary from year to year, so we sample constantly," Charbonneau said.

      Anderson calls Barrington Coffee's contribution to the final product "a blend of art and science." During this process, propane-heated air roasts the beans, which are kept moving so as not to burn.

      Precise temperature controls and timing are critical to this process, which is why propane gas is the only fuel Barrington Coffee trusts to meet its exacting standards. "The quality of the fuel and constant supply are exceedingly important," Anderson said. "If there's any fluctuation in temperature, the coffee will pick it up. Propane gas gives us that consistency." When they're deemed perfect, the beans are "quenched" by rapidly flowing air and packaged immediately.

      Charbonneau and Anderson recently invested $60,000 in a new French-built roaster-the only one of its kind in this country. Anderson said Berkshire Propane provided valuable assistance with its installation. "Everyone at Berkshire Propane has been extremely helpful, from management to sales and service representatives," Anderson said.

      So if you're fortunate enough to sample one of the fine, exotic coffees produced by the master roasters of Barrington Coffee, remember that Berkshire Propane helped make it great.


(A picture of Barrington Coffee owners, Barth Anderson and Gregg Charbonneau) Quality and consistency are critical in the propane-heated, roasting process at Barrington Coffee in Great Barrington, Massachusetts, where owners Barth Anderson and Gregg Charbonneau (above, l-r) select only the world's finest coffee beans and then roast them to flavor perfection (right).


(A picture of Barrington Coffee owners, Barth Anderson and Gregg Charbonneau during a different phase of production)


Service Area

      The Company's service area encompasses parts of three counties in western Massachusetts and a portion of eastern New York, providing natural gas services to 19 cities and towns with a total population of more than 190,000. Propane service is provided to more than 100 communities in western Massachusetts, eastern New York and southern Vermont.

      The unspoiled beauty of the Berkshire Gas service area is treasured by residents and visitors alike, serving as a magnet to lovers of brilliant fall foliage, charming ski resorts and scenic golf courses, as well as providing a picturesque backdrop for renowned cultural attractions. The Company is proud to fuel the growing and diverse energy needs of a region whose desire to achieve economic prosperity is exceeded only by its determination to protect its environment for future generations.


(Map of Berkshire Gas and Berkshire Propane service area)


Financial Review





Contents

10-Year Comparative Summary of Operations and Statistics...............    14

Management's Discussion and Analysis of Financial Condition and Results
 of Operations.........................................................    16

Financial Statements:

  Statements of Income.................................................    19

  Balance Sheets.......................................................    20

  Statements of Shareholders' Equity...................................    21

  Statements of Cash Flows.............................................    22

  Notes to Financial Statements........................................    23

  Independent Auditors' Report.........................................    29

Quarterly Financial Information........................................    31

Officers and Directors.................................................    32



10-Year Comparative Summary of Operations and Statistics
---------------------------------------------------------------------------


For the Years Ended June 30,
OPERATIONS ($000)                    1997       1996      1995      1994      1993
-------------------------------------------------------------------------------------

Operating Revenues                   $ 48,463   $46,050   $47,934   $53,029   $47,132
Cost of Gas Sold                       23,210    20,215    24,820    27,885    24,831
                                     ------------------------------------------------
Operating Margin                       25,253    25,835    23,114    25,144    22,301
                                     ------------------------------------------------
Net Income                              3,556     4,213     2,529     3,673     2,810
Earnings Available for Common
 Stock                                  3,316     3,521     1,835     2,953     2,066

COMMON SHARE DATA
-------------------------------------------------------------------------------------
Earnings Per Share                      $1.52     $1.65     $0.92     $1.69     $1.20
Annualized Dividends Per Share           1.14      1.12      1.10      1.10      1.08
Dividends Declared Per Share             1.125     1.105     1.10      1.085     1.08
Book Value Per Share                    14.18     13.75     13.16     12.99     12.30
Market Price (Year-End)                 16.00     15.38     15.00     16.25     18.00
Average Shares of Common Stock
 Outstanding (000s)                   2,181.5   2,129.2   1,990.5   1,751.8   1,718.5

CAPITALIZATION ($000)
-------------------------------------------------------------------------------------
Common Equity                        $ 31,365   $29,595   $27,688   $22,946   $21,326
Preferred Stock                           363     8,406     8,448     8,491     9,026
Long-Term Debt                         40,000    31,999    30,983    31,083    25,413
                                     ------------------------------------------------
Total Capitalization                 $ 71,728   $70,000   $67,119   $62,520   $55,765
                                     ------------------------------------------------

% OF TOTAL
-------------------------------------------------------------------------------------
Common Equity                            43.7%     42.3%     41.2%     36.7%     38.2%
Preferred Stock                           0.5      12.0      12.6      13.6      16.2
Long-Term Debt                           55.8      45.7      46.2      49.7      45.6

RATIOS (%)
-------------------------------------------------------------------------------------
Payout Ratio                               74%       67%      120%       65%       90%
Market-to-Book Ratio                      113       112       114       125       146
Return on Average Common Equity          10.9      12.3       7.2      13.3       9.8

PROPERTY ($000)
-------------------------------------------------------------------------------------
Capital Expenditures                 $  7,393    $6,507    $7,746    $5,112    $5,458
Pipeline Construction                       0         0         0         0     5,659
Gross Utility Plant                   101,983    96,571    91,863    86,098    83,016
Net Utility Plant                      73,640    71,215    69,326    66,191    65,846
Net Non-Utility Plant                   6,096     5,949     5,962     5,715     5,004
Total Assets                          101,688    93,660    87,741    90,991    91,891

GAS SALES (MCF-000s)
-------------------------------------------------------------------------------------
Residential                             2,730     2,814     2,513     2,839     2,730
Commercial & Industrial                 2,289     2,626     2,305     2,625     2,681
Interruptible                             592       522     1,104       807     1,012
-------------------------------------------------------------------------------------
  Total Natural Gas Sales               5,611     5,962     5,922     6,271     6,423

GAS TRANSPORTED (MCF-000s)
-------------------------------------------------------------------------------------
Firm Transportation                     1,409     1,073     1,130       874       289
Interruptible Transportation            1,060     1,040       340       217         0
-------------------------------------------------------------------------------------
Total Gas Sold and Transported          8,080     8,075     7,392     7,362     6,712
-------------------------------------------------------------------------------------
Propane Gallons Sold                    4,443     4,251     3,738     3,904     3,522

OTHER STATISTICS
-------------------------------------------------------------------------------------
Customer Meters                        32,526    32,129    31,925    31,445    31,053
Maximum Daily MCF Sendout              44,734    44,161    45,760    43,934    39,446
Minimum Daily MCF Sendout               7,847     8,381     8,216     8,114     7,371
Degree Days                             6,953     7,402     6,748     7,651     7,396
20-Year Average Degree Days             7,301     7,300     7,354     7,356     7,341
Number of Employees                       153       153       160       173       181



10-Year Comparative Summary of Operations and Statistics
--------------------------------------------------------------------------------


For the Years Ended June 30,
OPERATIONS ($000)                    1992      1991      1990      1989      1988
------------------------------------------------------------------------------------
Operating Revenues                   $47,969   $41,408   $39,476   $37,274   $34,992
Cost of Gas Sold                      26,741    22,341    20,280    20,953    19,619
                                     -----------------------------------------------
Operating Margin                      21,228    19,067    19,196    16,321    15,373
                                     -----------------------------------------------
Net Income                             1,952     1,462     2,047     1,769     1,757
Earnings Available for Common
 Stock                                 1,849     1,377     1,955     1,671     1,653

COMMON SHARE DATA
------------------------------------------------------------------------------------
Earnings Per Share                     $1.10     $0.83     $1.21     $1.05     $1.14
Annualized Dividends Per Share          1.08      1.08      1.28      1.28      1.28
Dividends Declared Per Share            1.08      1.23      1.28      1.28     1.235
Book Value Per Share                   12.13     12.07     12.40     12.40     12.57
Market Price (Year-End)                14.75     13.00     14.50     17.25     16.75
Average Shares of Common Stock
 Outstanding (000s)                  1,687.7   1,655.6   1,622.6   1,595.1   1,444.7

CAPITALIZATION ($000)
------------------------------------------------------------------------------------
Common Equity                        $20,626   $20,155   $20,299   $19,904   $19,848
Preferred Stock                        9,111     1,196     1,290     1,378     1,465
Long-Term Debt                        26,564    28,156    29,147    23,066    14,952
                                     -----------------------------------------------
Total Capitalization                 $56,301   $49,507   $50,736   $44,348   $36,265
                                     -----------------------------------------------

% OF TOTAL
------------------------------------------------------------------------------------
Common Equity                           36.6%     40.7%     40.1%     44.9%     54.7%
Preferred Stock                         16.2       2.4       2.5       3.1       4.1
Long-Term Debt                          47.2      56.9      57.4      52.0      41.2

RATIOS (%)
------------------------------------------------------------------------------------
Payout Ratio                              98%      130%      106%      122%      112%
Market-to-Book Ratio                     122       108       117       139       133
Return on Average Common Equity          9.1       6.8       9.7       8.4       9.5

PROPERTY ($000)
------------------------------------------------------------------------------------
Capital Expenditures                  $5,165    $4,245    $6,438   $12,308    $9,778
Pipeline Construction                  1,539     4,526     6,475         0         0
Gross Utility Plant                   79,942    76,404    71,805    65,657    55,310
Net Utility Plant                     64,840    63,277    60,558    55,991    46,576
Net Non-Utility Plant                  8,965    10,627     8,119     2,882     2,616
Total Assets                          92,124    95,971    83,680    65,240    56,886

GAS SALES (MCF-000s)
------------------------------------------------------------------------------------
Residential                            2,639     2,347     2,545     2,547     2,428
Commercial & Industrial                2,703     2,480     2,778     2,702     2,564
Interruptible                          1,468     1,092     1,163     1,026       893
------------------------------------------------------------------------------------
  Total Natural Gas Sales              6,810     5,919     6,486     6,275     5,885
------------------------------------------------------------------------------------

GAS TRANSPORTED (MCF-000s)
------------------------------------------------------------------------------------
Firm Transportation                        0         0         0         0         0
Interruptible Transportation               0         0       169       118        31
------------------------------------------------------------------------------------
Total Gas Sold and Transported         6,810     5,919     6,655     6,393     5,916
------------------------------------------------------------------------------------
Propane Gallons Sold                   3,158     2,927     2,789     2,588     2,293

OTHER STATISTICS
------------------------------------------------------------------------------------
Customer Meters                       30,507    30,641    30,395    29,733    28,684
Maximum Daily MCF Sendout             38,237    37,095    38,012    37,480    38,917
Minimum Daily MCF Sendout              8,060     6,855     7,294     7,228     6,603
Degree Days                            7,210     6,261     7,045     7,581     7,471
20-Year Average Degree Days            7,348     7,432     7,474     7,474     7,479
Number of Employees                      180       185       191       194       182


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
 OPERATIONS
-------------------------------------------------------------------------------

(Dollars in Thousands Except Share and Per Share Amounts)

An Overview of 1997
-------------------------------------------------------------------------------

      The Company reported Earnings Available for Common Stock of $3,316 or $1.52 per share as compared to $3,521, or $1.65 in 1996. Despite approximately 5% warmer than normal weather this year, the impact on earnings was reduced due to management's debt restructuring program and the growth of the unbundled gas transportation segment of the business. The number of degree days in 1997 was 6,953, a 6% decrease from the prior year and 5% less that the 20-year average. Earnings in 1997 represent a return on average common equity of 10.9%, confirming the Company's commitment to provide a fair return to shareholders. The book value per share rose to $14.18 from $13.75 in 1996. The Company's Board of Directors voted to increase the quarterly dividend paid on Common Stock to $.285 per share or $1.14 on an annual basis, indicating confidence in the Company's current and future performance. The Company has completed a debt restructuring program which replaced higher cost debt and Preferred Stock resulting in lower interest costs and taxes.

      Net Utility Plant increased to approximately $73,640, a 3.4% increase from 1996, reflecting capital expenditures of $7,393. These expenditures represent automation of the meter reading system as well as continued expansion and enhancement of the distribution system.

Results of Operations
-------------------------------------------------------------------------------

1997 vs. 1996

      Earnings available for Common Stock were $3,316 for 1997 as compared to $3,521 for 1996; Earnings Per Share of Common Stock based on the average number of shares outstanding for the same periods were $1.52 and $1.65, respectively. The $.13 or 7.9% decrease in per share earnings from 1996 is due primarily to 9% warmer weather during the heating season. This decrease was offset in part by lower costs through debt restructuring and increased transportation revenues.

      Berkshire Gas Company considers Operating Margin (Operating Margin or Gross Profit=Operating Revenues Net of Cost of Gas Sold) to be a more pertinent measure of operating results than Operating Revenues. This is due primarily to the fact that revenues include changes in the cost of natural gas which must be recovered or returned to customers through the Cost of Gas Adjustment Clause ("CGAC"). Consequently, changes in the cost of gas will affect revenue levels, but do not have a corresponding effect on income. Additionally, margins earned on interruptible gas sold and transported are flowed back to the firm customers and therefore are not included in income. Accordingly, the discussion below pertains to Operating Margin.

      Operating Margin decreased $582 or 2.3% as compared with 1996. Operating Margin is primarily affected by the change in the level of firm gas sold and transported. The decrease from 1996 is primarily due to lower volumes of firm residential and commercial gas sold resulting from warmer than normal weather, particularly during the winter heating season when temperatures averaged 9% warmer than 1996, partially offset by higher transportation revenues and an increase in the number of customers.

                                                  1997       1996
                                                 -------    -------
     Firm MCF Sold and Transported                 6,428      6,513
     Operating Margin                            $25,253    $25,835
     Average Operating Margin Per Firm MCF       $  3.93    $  3.97

     Other Operating Expenses consisted of the following:

                                             1997       1996
                                            -------    -------

     Transmission and Distribution          $ 3,420    $ 3,304
     Customer Accounts                        3,029      3,172
     Administrative and General               4,382      3,814
     Other                                    1,231      1,192
                                            ------------------
     Total                                  $12,062    $11,482
                                            ==================

      Other Operating Expenses increased $580 or 5.1% from 1996 levels. The increase reflects higher Administrative and General Costs of $568 due to higher professional fees. These costs reflect the Company's development of a strategic plan as the gas industry deregulates, the implementation of an early retirement program and higher workers compensation insurance. Other Operating Expenses also reflects increased Transmission and Distribution expense of $116 offset by lower Customer Accounts expense of $143, a result of meter reading automation.

      Depreciation Expense increased by $174 in 1997 over 1996 due to an increase in depreciable assets.

      Other Income increased $821 or 53.5% from 1996. The increase was primarily due to higher interest of $379 on the undercollection of prior period gas costs through the CGAC, higher Propane revenue of $296 due to increased gross margin and customer growth, and an increase in jobbing revenues of $149 due to increased activity.

      Interest Expense increased $505 or 14.5% due to the increase in long-term debt used to retire the $8,000, 8.4% Preferred Stock series and the cost of short-term debt to finance undercollected gas costs.

      Income Taxes decreased $420 from 1996 due to lower taxable earnings.

      Dividends declared on Preferred Stock decreased $452 due to the retirement of the 8.4% Preferred Stock in the second quarter of fiscal 1997. Overall cost of capital, which includes long-term and short-term interest, CGAC interest and dividends on Preferred Stock, decreased due to the Company's debt restructuring.

      Common Stock dividends increased $104 due to additional shares outstanding through the Company's Dividend Reinvestment Program ("DRIP") over the twelve-month period and, to a lesser extent, an increase in quarterly dividends to $.285 per share, from $.28 per share, effective the fourth quarter of 1997.

1996 vs. 1995

      Earnings available for Common Stock were $3,521 for 1996 as compared to $1,835 for 1995. Earnings Per Share of Common Stock based on the average number of shares outstanding for the same periods were $1.65 and $.92, respectively. The $.73 or 79.3% increase in per share earnings from 1995 is due primarily to more normal weather during the heating season, lower interest costs through the initial stages of debt restructuring and increased operating efficiencies.

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

                                                 1996        1995
                                                -------     -------

     Firm MCF Sold and Transported                6,513       5,948
     Operating Margin                           $25,835     $23,114
     Average Operating Margin Per Firm MCF      $  3.97     $  3.89

     Other Operating Expenses consisted of the following:

                                            1996        1995
                                           -------     -------

     Transmission and Distribution         $ 3,304     $ 3,400
     Customer Accounts                       3,172       2,740
     Administrative and General              3,814       4,173
     Other                                   1,192       1,276
                                           -------------------
     Total                                 $11,482     $11,589
                                           ===================

      Other Operating Expenses decreased $107 or .9% from 1995 levels. The Company's efforts in cost containment measures improved efficiency and reduced the work force. Decreased Transmission and Distribution expense of $96 reflects reductions in maintenance costs, and lower Administrative and General expense of $359 is due to lower medical costs, legal fees, and other employee benefits. Also contributing to the decrease was lower Other costs, reflecting savings in gas supply expenses and personnel reductions. Partially offsetting these reductions was an increase in Customer Accounts expense, which is primarily reflective of $482 of additional provision for bad debts.

      Depreciation Expense increased by $223 in 1996 over 1995 due to an increase in the amount of depreciable assets.

      Other Income increased $19 from 1995. Propane revenues increased $196 from 1995 due to colder winter weather. Partially offsetting the increase was lower jobbing revenue, appliance rentals and reduced interest income resulting from changes in the balance of the overcollection of prior period gas costs through the CGAC.

      Interest Expense decreased $186 due to the retirement of long-term debt and favorable borrowing rates. The Company called the 9 1/8% Debentures and First Mortgage Bonds (Series K and M) and temporarily financed this through lower-cost, short-term bank loans.

      Income Taxes increased $1,117 from 1995 due to higher earnings in 1996.

      Dividends declared on Common Stock increased $141 due to additional shares outstanding, and to a lesser extent, an increase in quarterly dividends to $.28 per share, from $.275, effective the fourth quarter of 1996.

Liquidity and Capital Resources
-------------------------------------------------------------------------------

      Cash flows from operating activities have increased over the twelve months ended June 30, 1997, primarily due to refunds from gas suppliers. Capital requirements have been generally funded by both internal and external sources. The issuance of long-term financing is dependent on management's evaluation of need, financial market conditions and other factors. Short-term financing is used to meet seasonal cash requirements.

      The Company initially finances construction expenditures and other funding needs primarily with short-term bank borrowings, and to a lesser extent with the reinvestment of dividends. The Company continually evaluates its short-term borrowing position and based on prevailing interest rates, market conditions, etc., makes determinations regarding conversion of short-term borrowings to long-term debt or equity. As part of this process during the second quarter of fiscal 1997, the Company repurchased the 80,000 shares of the 8.4% Preferred Stock at $117 per share. To finance these redemptions, the Company sold a $16,000 Senior Note at 7.8% due 2021. At June 30, 1996, in accordance with SFAS No. 6, the Company had classified $7,999 of Notes Payable to Banks as Long-Term Debt in anticipation of the Senior Note transaction. During fiscal 1995, the Company sold 295,000 shares of Common Stock, netting proceeds of $4,213 to repay short-term bank borrowings.

      The Company's capital expenditures were $7,393 in 1997, $6,507 in 1996, and $7,746 in 1995. These construction expenditures primarily represent investments in new and replacement mains and services, and the conversion to automated meter reading. The Company expects fiscal 1998 capital expenditures to total approximately $8,000. Construction expenditures will be financed initially through short-term borrowings and refinanced by issuing long-term debt and/or equity, to the extent that internally generated funds are not available.

      Beginning June 15, 1993, the Company's Share Owner Dividend Reinvestment and Stock Purchase Plan allowed for the sale of Common Stock shares at a 3.0% discount to plan participants to increase cash flow to support current construction expenditures.

      As of June 30, 1997, the Company had lines of credit aggregating $22,500, of which $16,020 remained unused.

      Like other companies in the natural gas industry, the Company is a party to governmental actions associated with former gas manufacturing sites. Management estimates that future expenditures to remediate and monitor known environmental sites will range from $3,290 to $12,302. In accordance with SFAS No. 5, the Company has recorded the most likely cost of $3,290. The Company's unamortized costs at June 30, 1997, (which are not included in the above estimate of future costs), were $819 and should be recovered over a seven year period through the CGAC.

      Capitalization at June 30, 1997, excluding current redemption requirements of long-term debt (of which there are currently none), consisted of 55.8% long-term debt, 43.7% common equity, and 0.5% preferred stock.

      It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

Inflation
-------------------------------------------------------------------------------

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

New Accounting Pronouncement
-------------------------------------------------------------------------------

      Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings Per Share," was issued in February 1997, and is effective for financial statements issued after December 15, 1997. The statement establishes new standards for computing and presenting earnings per share ("EPS") and will require restatement of prior year's information. This statement simplifies the standards for computing EPS previously found in APB Opinion 15. It replaces the presentation of primary and fully diluted EPS with a presentation of basic EPS and diluted EPS, requires a dual presentation on the face of the financial statements, and requires a reconciliation of basic EPS to diluted EPS. Had SFAS 128 been effective for the June 30, 1997, financial statements, computation and presentation of EPS would not change because the earnings per share as reported are consistent with "basic earnings per share" as defined in SFAS 128 and the Company has no dilutive securities.


STATEMENTS OF INCOME
-------------------------------------------------------------------------------
(In Thousands)

                                                  Years Ended June 30,

                                             1997          1996        1995
------------------------------------------------------------------------------
Operating Revenues                           $48,463       46,050      $47,934
Cost of Gas Sold                              23,210       20,215       24,820
------------------------------------------------------------------------------
Operating Margin                              25,253       25,835       23,114
------------------------------------------------------------------------------
Other Operating Expenses                      12,062       11,482       11,589
Depreciation                                   4,020        3,846        3,623
------------------------------------------------------------------------------
Total                                         16,082       15,328       15,212
------------------------------------------------------------------------------
Utility Operating Income                       9,171       10,507        7,902
Other Income - Net                             2,356        1,535        1,516
------------------------------------------------------------------------------
Operating and Other Income                    11,527       12,042        9,418
Interest Expense                               3,978        3,473        3,667
Other Taxes                                    1,771        1,714        1,697
------------------------------------------------------------------------------
      Pre-tax Income                           5,778        6,855        4,054
Income Taxes                                   2,222        2,642        1,525
------------------------------------------------------------------------------
NET INCOME                                    $3,556       $4,213       $2,529
==============================================================================

Earnings Available for Common Stock           $3,316       $3,521       $1,835
==============================================================================

Average Shares of Common Stock Outstanding   2,181.5      2,129.2      1,990.5
------------------------------------------------------------------------------

Earnings Per Share of Common Stock             $1.52        $1.65        $0.92
==============================================================================

Reference should be made to Notes to Financial Statements.


BALANCE SHEETS
-------------------------------------------------------------------------------


(In Thousands)                                                       June 30,
                                                        1997        1996        1995
----------------------------------------------------------------------------------------
ASSETS
Utility Plant:
   Utility Plant-at original cost                       $101,983     $96,571     $91,863
   Less: Accumulated Depreciation                         28,343      25,356      22,537
----------------------------------------------------------------------------------------
      Utility Plant-Net                                   73,640      71,215      69,326
----------------------------------------------------------------------------------------
Other Property:
   Other Property-at original cost                        11,983      11,229      10,766
   Less: Accumulated Depreciation                          5,887       5,280       4,804
----------------------------------------------------------------------------------------
      Other Property-Net                                   6,096       5,949       5,962
----------------------------------------------------------------------------------------
 Current Assets:
   Cash and Cash Equivalents                                 356         196         492
   Accounts Receivable                                     7,255       6,466       6,612
   Other Receivables                                         332         347         234
   Inventories                                             3,665       3,070       3,236
   Prepayments and Other                                     689         307         178
   Prepaid Taxes                                              96         249        (125)
   Recoverable(Refundable) Gas Costs                       1,404        (831)     (4,117)
----------------------------------------------------------------------------------------
      Total Current Assets                                13,797       9,804       6,510
----------------------------------------------------------------------------------------
Deferred Debits:
   Unamortized Debt Expense - Net                          2,302         729         578
   Capital Stock Expense - Net                               319         508         638
   Environmental Cleanup Costs                               819         973       1,046
   Other                                                   1,425       1,192         787
----------------------------------------------------------------------------------------
      Total Deferred Debits                                4,865       3,402       3,049
----------------------------------------------------------------------------------------
Recoverable Environmental Cleanup Costs                    3,290       3,290       2,894
----------------------------------------------------------------------------------------
   TOTAL ASSETS                                         $101,688     $93,660     $87,741
========================================================================================

CAPITALIZATION AND LIABILITIES
Common Shareholders' Equity:
   Common Stock                                         $  5,529    $  5,382     $ 5,259
   Premium on Common Stock                                17,097      16,330      15,711
   Retained Earnings                                       8,739       7,883       6,718
----------------------------------------------------------------------------------------
      Total Common Shareholders' Equity                   31,365      29,595      27,688
----------------------------------------------------------------------------------------
Redeemable Cumulative Preferred Stock                        363       8,406       8,448
----------------------------------------------------------------------------------------
Long-Term Debt (less current maturities)                  40,000      31,999      30,983
----------------------------------------------------------------------------------------
Current Liabilities:
   Notes Payable to Banks                                  6,480       3,636           0
   Current Maturities of Long-Term Debt                        0           0         900
   Accounts Payable                                        3,513       3,176       3,091
   Other Current Liabilities                               4,621       2,453       4,557
----------------------------------------------------------------------------------------
      Total Current Liabilities                           14,614       9,265       8,548
----------------------------------------------------------------------------------------
Other Liabilities                                          1,561       1,159         961
----------------------------------------------------------------------------------------
Unamortized Investment Tax Credit                          1,209       1,280       1,355
----------------------------------------------------------------------------------------
Deferred Income Taxes                                      9,286       8,666       6,864
----------------------------------------------------------------------------------------
Reserve for Recoverable Environmental Cleanup Costs        3,290       3,290       2,894
----------------------------------------------------------------------------------------
   TOTAL LIABILITIES AND OTHER CREDITS                  $101,688     $93,660     $87,741
========================================================================================


Reference should be made to Notes to Financial Statements.



STATEMENTS OF SHAREHOLDERS' EQUITY
-------------------------------------------------------------------------------
(In Thousands, Except Share Amounts)

                                                                                    Redeemable
                                                Common Stock                   Cumulative Preferred
                                  -----------------------------------------    --------------------
                                               Par                 Retained
                                   Shares     Value     Premium    Earnings      Shares    Cost
-------------------------------------------------------------------------------------------------

Balance at June 30, 1994          1,766,909   $4,417    $11,431     $7,098       84,906   $ 8,491
Public Offering                     295,000      738      3,756
Issuance through Dividend
 Reinvestment Program                41,523      104        524
Net Income                                                           2,529
Dividends on Preferred Stock                                          (694)
Dividends on Common Stock                                           (2,215)
Redemption of Preferred Stock                                                      (428)      (43)
-------------------------------------------------------------------------------------------------
Balance at June 30, 1995          2,103,432   $5,259    $15,711      $6,718       84,478   $ 8,448
Issuance through Dividend
 Reinvestment Program                49,160      123        619
Net Income                                                            4,213
Dividends on Preferred Stock                                           (692)
Dividends on Common Stock                                            (2,356)
Redemption of Preferred Stock                                                       (423)      (42)
--------------------------------------------------------------------------------------------------
Balance at June 30, 1996          2,152,592    $5,382   $16,330     $ 7,883       84,055   $ 8,406
Issuance through Dividend
 Reinvestment Program                59,059       147       767
Net Income                                                            3,556
Dividends on Preferred Stock                                           (240)
Dividends on Common Stock                                            (2,460)
Redemption of Preferred Stock                                                    (80,423)   (8,043)
--------------------------------------------------------------------------------------------------
Balance at June 30, 1997          2,211,651    $5,529   $17,097     $ 8,739        3,632   $   363
==================================================================================================

Reference should be made to Notes to Financial Statements.


STATEMENTS OF CASH FLOWS
-------------------------------------------------------------------------------

(In Thousands)                                                Years Ended June 30,
                                                        1997        1996         1995
---------------------------------------------------------------------------------------
Cash Flows from Operating Activities:
  Net Income..........................................  $3,556      $4,213       $2,529
  Adjustments to Reconcile Net Income to Net
Cash Provided by Operating Activities:
  Depreciation and Amortization.......................   4,897       4,732        4,477
  Provision for Losses on Accounts Receivable.........     973       1,225          741
  (Recoverable) Refundable Gas Costs..................  (2,235)     (3,286)       3,615
  Deferred Income Taxes...............................     620       1,802       (1,419)
Changes in Assets and Liabilities Which Provided
 (Used) Cash:
  Accounts and Other Receivables......................  (1,747)     (1,192)       1,233
  Inventories.........................................    (595)        166          393
  Unamortized Debt Expense............................    (169)       (196)           0
  Unamortized Capital Stock Expense...................       0           0         (155)
  Accounts Payable....................................     337          85          315
  Taxes Accrued.......................................     153        (374)         280
  Consumer Rebates and Other..........................   2,108      (2,368)         960
---------------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities...........   7,898       4,807       12,969
---------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Capital Expenditures and Disposal Costs.............  (7,393)     (6,507)      (7,746)
---------------------------------------------------------------------------------------
  Net Cash Used in Investing Activities...............  (7,393)     (6,507)      (7,746)
---------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Dividends Paid.....................................   (2,700)     (3,048)      (2,909)
  Current Maturities of Long-Term Debt...............        0        (900)           0
  Proceeds from (Principal Payments on) Issuance of
   Long-Term Debt....................................   16,000      (6,983)        (100)
  Proceeds from (Principal Payments on) Notes Payable
   Borrowings-Net....................................   (5,155)     11,635       (6,580)
  Proceeds from Issuance of Common Stock-Net..........       0           0        4,213
  Redemption of Preferred Stock (Including Call
   Premium)...........................................  (9,360)          0            0
  Proceeds from Other Stock Transactions-Net..........     870         700          580
---------------------------------------------------------------------------------------
    Net Cash (Used in) Provided by Financing Activities   (345)      1,404       (4,796)
---------------------------------------------------------------------------------------
Net Increase (Decrease) in Cash and Cash Equivalents..     160        (296)         427
Cash and Cash Equivalents at Beginning of Year........     196         492           65
---------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year..............    $356        $196         $492
=======================================================================================

Supplemental Disclosures of Cash Flow Information:
   Cash Paid During the Year for:
   Interest (net of amount capitalized)...............  $3,974      $3,336       $3,452
   Income Taxes (net of refund).......................   1,527       1,281        3,027
=======================================================================================

Supplemental Disclosures of Financing Activities:
  In 1996, the Company reclassified $7,999 from
   Short-Term Notes Payable to Long-Term Debt.
(See footnote on Long-Term Debt)
=======================================================================================


Reference should be made to Notes to Financial Statements.


NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
(Dollars in Thousands, Except Share and Per-Share Amounts)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

      The Berkshire Gas Company ("the Company") is a publicly owned utility engaged in the distribution and sale of natural gas for residential, commercial and industrial use, as well as the transportation of natural gas for larger industrial users. The Company also sells and leases gas burning equipment, and markets liquefied petroleum gas through its Berkshire Propane operations. The Company's utility service territory encompasses portions of three counties in western Massachusetts. It also markets propane throughout the western portion of Massachusetts, eastern New York and southern Vermont. The Company is subject to regulation by the Massachusetts Department of Public Utilities ("MDPU") as it relates to utility service. The Company's accounting policies conform to Generally Accepted Accounting Principles ("GAAP") as applied to public utilities giving effect to the accounting practices and policies of the MDPU.

Income Taxes
-------------------------------------------------------------------------------

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

Depreciation
-------------------------------------------------------------------------------

      The Company depreciates its utility plant at straight line rates approved by the MDPU. The current composite depreciable rate is 4.04% and has been in effect since April 1, 1993. Depreciable non-utility property consists of rental equipment, propane tanks and related equipment used in the Company's liquefied petroleum gas operations, and is depreciated at annual rates ranging from 2.5% to 20.0%.

Revenues
-------------------------------------------------------------------------------

      Customer meters are read or estimated on a cycle basis throughout each month. After the reading or estimation is prepared, customers are billed for their gas usage and any applicable monthly rental fee. At the time of billing, revenues are recorded.

      Pursuant to the MDPU, the Company is required to recover increases in gas costs and to refund any decreases in gas costs by way of the Cost of Gas Adjustment Clause ("CGAC"). A gas adjustment charge or refund for estimated gas costs as compared with actual gas costs and any profit on the sale of interruptible volumes are included in the monthly customer billings via the CGAC. Any difference between actual and estimated gas costs plus interest is accrued or deferred and is recorded in the month the related revenue is billed.

Unamortized Debt Expense
-------------------------------------------------------------------------------

      The issuance costs associated with long-term debt are deferred and amortized over the life of the issue.

Investment Tax Credit
-------------------------------------------------------------------------------

      The unamortized balance of the Investment Tax Credit ("ITC") relating to machinery and equipment acquisitions up through 1986 is deducted from federal income taxes and is deferred on the balance sheet, as prescribed by the MDPU, and is being amortized over the expected lives of the applicable assets. The unamortized balance of the ITC for the years ended June 30, 1997, 1996 and 1995, was $1,209, $1,280 and $1,355, respectively. The amortized portion for the years ended June 30, 1997, 1996 and 1995, was $71, $75 and $75.

Utility Plant
-------------------------------------------------------------------------------

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

      A functional classification for the cost of utility plant at June 30 is as follows:


                                                   1997       1996       1995
   ----------------------------------------------------------------------------

   Transmission and Distribution Plant.......    $ 87,206    $82,255    $77,128
   General Plant.............................       9,387      9,498      9,549
   Manufactured Gas Production Plant.........       4,518      4,485      4,455
   Construction in Progress..................         872        333        731
   ----------------------------------------------------------------------------
   Total.....................................    $101,983    $96,571    $91,863
   ============================================================================

      Transmission and Distribution Plant consists of mains, services and meters, the cost for their installation, land and rights of way, and measuring and regulating station equipment which is used to deliver and monitor gas used by the customer.

      General Plant consists of structures and their improvements, office furniture and equipment, including computers, and transportation equipment.

      The Manufactured Gas Production Plant consists of land, gas mixing equipment and liquefied petroleum gas equipment used to supplement natural gas volumes during the peak season in order to meet customer demand.

Earnings per Share
-------------------------------------------------------------------------------

      Earnings per Common Share have been computed by dividing earnings applicable to Common Stock by the weighted average number of shares of Common Stock outstanding during each year.

Estimates
-------------------------------------------------------------------------------

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

Long-Lived Assets
-------------------------------------------------------------------------------

      In fiscal 1997, the Company adopted Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." The statement requires entities to review long-lived assets and intangible assets in certain circumstances, and if the value of the assets is impaired, an impairment loss shall be recognized. Due to the Company's previous accounting policies, this pronouncement had no material effect on the Company's financial position or results of operations.

New Accounting Pronouncement
-------------------------------------------------------------------------------

      Statement of Financial Accounting Standards No. 128 ("SFAS 128") "Earnings Per Share," was issued in February 1997, and is effective for financial statements issued after December 15, 1997. The statement establishes new standards for computing and presenting earnings per share ("EPS") and will require restatement of prior year's information. This statement simplifies the standards for computing EPS previously found in APB Opinion 15. It replaces the presentation of primary and fully diluted EPS with a presentation of basic EPS and diluted EPS, requires a dual presentation on the face of the financial statements, and requires a reconciliation of basic EPS to diluted EPS. Had SFAS 128 been effective for the June 30, 1997, financial statements, computation and presentation of EPS would not change because the earnings per share as reported are consistent with "basic earnings per share" as defined in SFAS 128 and the Company has no dilutive securities.

ACCOUNTS RECEIVABLE
-------------------------------------------------------------------------------

      Details of accounts receivable, net of allowance for doubtful accounts, as of June 30 were as follows:

                                     1997      1996      1995
   ------------------------------------------------------------

   Utility Service...............    $6,386    $5,781    $6,103
   Merchandise and Jobbing.......       103       117       118
   Liquefied Petroleum...........       766       568       391
   ------------------------------------------------------------
   Total - Net...................    $7,255    $6,466    $6,612
   ============================================================

      The allowance for doubtful accounts as of June 30, 1997, 1996 and 1995, respectively, was: Utility - $900, $720, and $832; Merchandise - $43, $33 and $44; Liquefied Petroleum - $78, $63 and $74.

INVENTORIES
-------------------------------------------------------------------------------

      Materials, supplies and liquefied petroleum used in the non-utility operations are valued at the lower of average cost or market value; liquefied petroleum used in the utility operations is valued at cost; and natural gas is recorded at cost. The details of these inventories as of June 30 were as follows:

                                 1997      1996      1995
-----------------------------------------------------------

Materials and Supplies........   $1,675    $1,492    $1,284
Natural Gas...................    1,844     1,330     1,702
Liquefied Petroleum...........      146       248       250
-----------------------------------------------------------
   TOTAL - Net................   $3,665    $3,070    $3,236
===========================================================


RECLASSIFICATION
-------------------------------------------------------------------------------

      The Company has reclassified certain amounts for prior years to conform with the 1997 presentation.

COMMON STOCK
-------------------------------------------------------------------------------

      The Company offers a plan for the purchase of Common Stock whereby all participants in the plan are eligible to purchase shares at a 3% discount of the average of the daily high and low prices for the five consecutive trading days ending on and including the day of purchase. Participants can purchase shares by reinvesting dividends on Common Stock already held and/or through optional cash payments.

      During the current fiscal year, the Company received approval from the MDPU for an additional 200,000 shares to be issued through the DRIP.

      During fiscal 1995, the Company sold 295,000 shares of Common Stock in a public offering.

      The Charter provisions applicable to the 4.8% Cumulative Preferred Stock, the First Mortgage Indenture and the 7.8% Senior Note contain restrictions on the use of retained earnings for the payment of cash dividends on, or purchases of, Common Stock. At June 30, 1997, the Company's retained earnings were $8,739. At such date, under the most restrictive of these provisions, $4,966 of the retained earnings were unrestricted.

REDEEMABLE CUMULATIVE PREFERRED STOCK
-------------------------------------------------------------------------------
(Actual Shares and Dollars)

      The Company has one series of 4.8% Cumulative Preferred Stock authorized. The redemption price per share (as well as the amount due on voluntary liquidation) is $100.00. The provisions of the 4.8% Cumulative Preferred Stock require the Company to offer to purchase up to 450 shares at par annually on September 15. Pursuant thereto, the Company purchased 423 shares during 1997, 423 shares during the 1996 fiscal year, and 428 shares during 1995.

      During the second quarter of fiscal 1997, the Company repurchased the 80,000 shares of the 8.4% Preferred Stock at $117 per share (see Long-Term Debt footnote).

LONG-TERM DEBT
-------------------------------------------------------------------------------

      Details regarding the Company's First Mortgage Bonds, Debentures, Senior and Medium-Term Notes Payable, and sinking funds (due after one year) as of June 30 were as follows:

                        Interest    Final
Description               Rate     Maturity     1997       1996       1995
---------------------------------------------------------------------------

First Mortgage Bonds:
   Series K               7.875      1997     $     0    $     0    $   520
          M               9.375      1998           0          0        720
          P              10.060      2019      10,000     10,000     10,000
Debenture:                9.125      2006           0          0      5,743
Senior Note:              9.600      2020       8,000      8,000      8,000
Medium-Term Note:         6.922      1999       6,000      6,000      6,000
Senior Note:              7.800      2021      16,000      7,999          0
---------------------------------------------------------------------------
   TOTAL....................................  $40,000    $31,999    $30,983
===========================================================================

      All interest rates are fixed except the Medium-Term Note, which is variable based upon the LIBOR six month rate and which is convertible at the option of the Company to a fixed rate based upon the lender's cost of funds rate. The aggregate amount of maturities due are: 1998 - $0; 1999 - $6,000; 2000 - $0; 2001 - $0, 2002 - 0; and $34,000 maturing thereafter per the dates in the table above.

      The First Mortgage Bonds are collateralized by substantially all of the utility plant.

      During 1997, in conjunction with the Company's cost containment incentives, the Company revised its capital structure to lower its borrowing costs. The Company issued a $16,000, 7.8% Senior Note and used the proceeds to redeem 80,000 shares of the 8.4% Preferred Stock and to refinance $7,999 of short-term bank debt. At June 30, 1996, for financial reporting purposes, the Company had classified the $7,999 of short-term bank debt as long-term in anticipation of the issuance of the 7.8% Senior Note. The Indentures of the Series P Mortgage Bonds and 7.8% Senior Note contain certain restrictive and financial covenants, principally calculation of a fixed charge ratio, return on equity, and limitation on funded debt. As of June 30, 1997, the Company was not in violation of any such covenants.

SHORT-TERM LOANS AND COMPENSATING BALANCES
-------------------------------------------------------------------------------

      The Company has lines of credit aggregating $22,500 with various banks, of which $16,020 remained unused as of June 30, 1997. The lines of credit are reviewed periodically with various banks and may be renewed or cancelled. In connection with these lines of credit, the Company borrows at less than the prime rate. In lieu of compensating balance requirements, the Company pays commitment fees on a portion of its credit lines equating to 3/8 of 1% on $4,000 with the various banks.

      Information as to short-term borrowings is as follows:

                                                     1997        1996        1995
----------------------------------------------------------------------------------

Balance Outstanding at June 30.....................  $ 6,480    $ 3,636    $     0
Maximum Amount of Borrowings at Any Month-End......   19,190     10,410     10,470
Average Borrowings During the Year.................   12,434      6,561      5,604
Average Interest Rate at End of Year...............     6.72%      6.40%      7.31%
Weighted Average Interest Rate During the Year.....     6.44%      6.46%      6.60%

OTHER CURRENT LIABILITIES
-------------------------------------------------------------------------------

      Details of other current liabilities as of June 30 were as follows:

                                  1997      1996      1995
------------------------------------------------------------

Accrued Interest................  $  927    $  769    $  839
Insured Retirement Plan.........     192       292       377
Dividends Declared..............     635       776       752
Accrued Consumer Rebates........   2,251       139     2,044
Other...........................     616       477       545
------------------------------------------------------------
   TOTAL........................  $4,621    $2,453    $4,557
============================================================

      Accrued consumer rebates represent refunds received from a major supplier of natural gas to the Company. The refunds are associated with the suppliers' rate case before FERC, and are to be refunded to the ratepayer during the next fiscal year.

LEASE COMMITMENTS
-------------------------------------------------------------------------------

      The Company is committed under operating leases having an initial lease term of one year or more expiring on various dates. Rental expense under all long-term operating leases aggregated $695, $204 and $88 in fiscal 1997, 1996 and 1995, respectively. The minimum future obligations under long-term noncancelable leases in effect at June 30, 1997, were as follows:



           1998                        $  813
           1999                           681
           2000                           362
           2001                           166
           2002                            95
                                       ------
           Total                       $2,117
                                       ======

INCOME TAXES
-------------------------------------------------------------------------------

      The difference in the effective tax rate compared with the statutory tax rate is shown in the following table:

                                               1997     1996     1995
----------------------------------------------------------------------
Tax at Statutory Rate......................    34%      34%      34%
State Taxes (Net of Federal Benefit).......     4.5      4.4      4.5
Investment Tax Credit......................    (1.2)    (1.1)    (1.9)
Permanent Differences......................     1.2      1.2      1.0
----------------------------------------------------------------------
Effective Tax Rate.........................    38.5%    38.5%    37.6%
======================================================================

      A summary of the tax provision is as follows:

                                      1997      1996      1995
----------------------------------------------------------------
Federal Income - Current...........   $1,393    $  790    $2,169
Federal Income - Deferred..........      437     1,391      (923)
State - Current....................      285       190       512
State - Deferred...................      107       271      (233)
----------------------------------------------------------------
   TOTAL...........................   $2,222    $2,642    $1,525
================================================================

      The components of the net deferred income tax liability at June 30 are as follows:

                                                1997       1996       1995
----------------------------------------------------------------------------
Deferred Liabilities:
  Investment Tax Credit......................    $  467    $  512     $  558
  Excess Tax over Book Depreciation..........     8,837     8,802      8,731
  Recoverable (Refundable) Gas Costs.........       301      (545)    (1,789)
  Environmental Response Costs...............       228       225        207
----------------------------------------------------------------------------
      Total Deferred Liabilities.............     9,833     8,994      7,707
----------------------------------------------------------------------------
  Deferred Assets:
    Other....................................      (547)     (328)      (843)
----------------------------------------------------------------------------
      Total Deferred Assets..................      (547)     (328)      (843)
----------------------------------------------------------------------------
Total Net Deferred Income Taxes..............    $9,286    $8,666    $ 6,864
============================================================================

CONTINGENCIES
-------------------------------------------------------------------------------

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

      During the year ended June 30, 1997, the Company continued the analysis and field review of two parcels of real estate formerly used for gas manufacturing operations, which had been found to contain coal tar deposits and other substances associated with by-products of the gas manufacturing process. The review and assessment process began in 1985 with respect to the first site, which is owned by the Company, and in 1989 with respect to the second site, which was formerly owned by the Company. With the review and approval of the Massachusetts Department of Environmental Protection ("MDEP"), at one site, the investigative activities are continuing, while at the second site, the investigative work is near completion and remedial alternatives are being examined. It is difficult to predict the potential financial impact of the sites until first, the nature and risk is fully characterized, and second, the remedial strategies and related technologies are determined. The general philosophy of the Company is one of source removal and/or reduction coupled with risk minimization. Assuming successful implementation, it is anticipated that through 2012 the level of future expenditures for the sites will range from $3,290 to $12,302. The Company has recorded the most likely cost of $3,290 in accordance with SFAS No. 5. Ultimate expenditures cannot be determined until a remedial action plan can be developed and approved by the MDEP. The Company's unamortized costs at June 30, 1997 (which are not included in the above estimate of future costs), were $819 and should be recovered using the formula discussed above.

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

Legal Matters
-------------------------------------------------------------------------------

      The Company is involved with other legal proceedings incidental to its business. At the present time the Company cannot predict the outcome of these proceedings and also believes that the outcomes will not have a material adverse impact on its overall financial position or results of operations.

OTHER INCOME
-------------------------------------------------------------------------------

      A condensed summary of the Company's non-utility operations before income tax (included in the "Statements of Income under "Other Income - Net") as of June 30 is as follows:

                                      1997      1996      1995
----------------------------------------------------------------
Merchandise and Jobbing:
 Sales............................    $1,064    $  892    $1,068
 Cost of Sales and Expenses.......       730       718       862
----------------------------------------------------------------
Net...............................       334       174       206
----------------------------------------------------------------
Appliance Rentals:
 Revenues.........................     1,410     1,404     1,380
 Expenses.........................       797       774       671
----------------------------------------------------------------
Net...............................       613       630       709
----------------------------------------------------------------
Liquefied Petroleum Gas:
 Sales............................     5,469     4,634     4,022
 Cost of Sales and Expenses.......     4,657     4,118     3,703
----------------------------------------------------------------
Net...............................       812       516       319
----------------------------------------------------------------
Miscellaneous Net.................       597       215       282
----------------------------------------------------------------
   TOTAL..........................    $2,356    $1,535    $1,516
================================================================


POST-RETIREMENT BENEFITS
-------------------------------------------------------------------------------

      The Company has non-contributory funded retirement income plans covering substantially all employees. The cost of the plans is actuarially determined, and it is the Company's policy to fund accrued pension costs.

      The net pension cost in 1997, 1996 and 1995, is summarized as follows:


                                            1997      1996      1995
----------------------------------------------------------------------

Service Cost.............................   $  556    $  608    $  634
Interest Cost............................    1,242     1,222     1,135
Return on Plan Assets:
 Actual..................................   (2,019)   (3,491)   (1,009)
 Deferred................................      447     1,955      (397)
----------------------------------------------------------------------
  Net Recognized Return on Plan Assets...   (1,572)   (1,536)   (1,406)
Other....................................      283       218       259
----------------------------------------------------------------------
  Net Pension Cost.......................   $  509    $  512    $  622
======================================================================

      The funded status and accrued pension cost for the defined benefit plans at June 30 are as follows:

                                                   1997       1996       1995
--------------------------------------------------------------------------------

Fair Value of Plan Assets........................  $22,281    $20,593    $17,267
Projected Benefit Obligation.....................   17,146     16,946     16,647
--------------------------------------------------------------------------------
Excess of Fair Value of Plan Assets Over
 Projected Benefit Obligation....................    5,135      3,647        620
Unrecognized Net Gain............................   (7,674)    (6,213)    (3,315)
Unrecognized Prior Service Cost..................    1,000        953        930
Unrecognized Net Obligation (at transition)......    1,110      1,290      1,469
--------------------------------------------------------------------------------
Accrued Pension Cost.............................  $  (429)   $  (323)   $  (296)
================================================================================
Accumulated Benefit Obligation...................  $14,597    $14,240    $13,314
================================================================================
Vested Benefit Obligation........................  $14,577    $14,151    $13,293
================================================================================
Assumed Discount Rate............................     7.75%       7.5%      7.00%
Assumed Rate of Compensation Increase............    4.125%     4.125%     5.625%
Expected Rate of Return on Plan Assets...........     8.75%      9.25%      9.25%
--------------------------------------------------------------------------------

      Plan assets are invested in equity securities, debt securities and cash equivalents, and the balance is in other investments, principally real estate. The benefit formula is based either on the number of years of service or the employee's average base salary for the five years yielding the highest average.

      The Company maintains a 401(k) Post-Retirement Plan for all Company employees. The Company matches up to 3.5% of a participating employee's annual salary. The expense for the years ended June 30, 1997, 1996 and 1995, related to the 401(k) Plan was $219, $222 and $223, respectively.

Fair Value of Financial Instruments
-------------------------------------------------------------------------------

      Because of the short maturity of certain assets, which include Cash, Cash Equivalents and Accounts Receivable, and certain liabilities, which include Accounts Payable, these instruments are stated at amounts which approximate fair value.

Long-Term Debt:

      Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair values of existing debt. As of June 30, 1997, the estimated fair values of the Series P Mortgage Bonds, the 9.6% Senior Note, and the 7.8% Senior Note were $12,281, $9,052 and $15,704, respectively. The Medium-Term Note carries a variable interest rate and matures within two years. As such, the carrying value approximates fair value.

Redeemable Preferred Stock:

      It was not practicable to estimate the fair value of the 4.8% Redeemable Preferred Stock, as any resultant difference between the fair value and its carrying value is immaterial.


INDEPENDENT AUDITORS' REPORT

Deloitte &
   Touche LLP
-------------                      --------------------------------------------
                                   City Place           Telephone:(860)280-3000
                                   185 Asylum Street    Facsimile:(860)280-3051
                                   Hartford, Connecticut 06103-3402


To the Shareholders of
The Berkshire Gas Company:

We have audited the accompanying balance sheets of The Berkshire Gas Company for the years ended June 30, 1997, 1996 and 1995, and the related statements of income, shareholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1997, 1996 and 1995, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.



/s/  DELOITTE & TOUCHE LLP
     Deloitte & Touche LLP
August 15, 1997



QUARTERLY FINANCIAL INFORMATION
-------------------------------

      A comparison of unaudited quarterly financial information is presented on page 31.

ANNUAL MEETING
--------------

      The annual meeting of shareholders will be held in Pittsfield, Massachusetts, at the Crowne Plaza Pittsfield Hotel (formerly the Berkshire Hilton Inn), on Friday, November 7, 1997, at 10:00 A.M.

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
---------------------------------------------------------

      The Company has a program which allows for the reinvestment of dividends and optional cash payments to purchase additional shares of the Company's Common Stock at a 3% discount. The Plan is available to all shareholders of 10 or more shares and provides a convenient method to acquire additional shares without fees or other charges. Shareholders who wish to take advantage of the Plan or want additional information may do so by contacting:

The Berkshire Gas Company
Attn.:  Secretary of the Share Owner Dividend
        Reinvestment and Stock Purchase Plan Committee
        115 Cheshire Road
        Pittsfield, Massachusetts 01201-1879
        (413) 442-1511

TRANSFER AGENT
--------------

State Street Bank and Trust Company
P.O. Box 8200
Boston, Massachusetts 02266-8200

STOCK LISTING
-------------

      The Common Stock of The Berkshire Gas Company is traded on the National Over-the-Counter Market and is quoted through the NASDAQ System under the symbol BGAS.

FORM 10-K INFORMATION
---------------------

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


QUARTERLY FINANCIAL INFORMATION
-------------------------------------------------------------------------------

For the Fiscal Year Ended June 30, (In Thousands, Except Per-Share Amounts) (Unaudited)


1997                                    First      Second     Third    Fourth
-----------------------------------------------------------------------------
Operating Revenues                     $4,117     $12,109   $21,803   $10,434
Operating and Other Income               (165)      3,298     6,834     1,560
Income (Loss) Before Income Taxes      (1,143)      1,826     4,932       163
Net Income (Loss)                        (708)      1,124     3,042        98
Earnings (Loss) Per Share               (0.41)       0.48      1.38      0.06
Dividends Declared Per Share             0.28        0.28      0.28     0.285
Prices of Common Shares:
  High                                 16 3/4          18    17 1/2        16
  Low                                  14 7/8      15 1/4    15 1/4        15

1996
-----------------------------------------------------------------------------
Operating Revenues                     $4,153     $11,952   $21,059    $8,886
Operating and Other Income                133       3,163     7,198     1,547
Income (Loss) Before Income Taxes        (925)      1,849     5,495       436
Net Income (Loss)                        (574)      1,138     3,387       262
Earnings (Loss) Per Share               (0.35)       0.45      1.50      0.04
Dividends Declared Per Share            0.275       0.275     0.275      0.28
Prices of Common Shares:
  High                                 15 1/2          17    16 3/4    16
  Low                                  14              15    15        14 3/4

1995
-----------------------------------------------------------------------------
Operating Revenues                     $4,832     $12,086   $21,615    $9,401
Operating and Other Income (Loss)        (124)      2,378     5,869     1,295
Income (Loss) Before Income Taxes      (1,258)      1,036     4,180        96
Net Income (Loss)                        (766)        656     2,556        83
Earnings (Loss) Per Share               (0.53)       0.23      1.14     (0.04)
Dividends Declared Per Share            0.275       0.275     0.275     0.275
Prices of Common Shares:
  High                                 17 3/4      16 3/4    16        15 3/4
  Low                                  16          14 1/4    14 3/4    14

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



Officers
--------

SCOTT S. ROBINSON
President and Chief Executive Officer

MICHAEL J. MARRONE
Vice President, Treasurer and Chief Financial Officer

LES H. HOTMAN
Vice President, Supply, Rates and Planning

ROBERT M. ALLESSIO
Vice President, Marketing and Distribution

DONALD P. ATWATER
Vice President, Customer Services

CHERYL M. CLARK
Clerk of the Corporation


Directors
---------

GEORGE R. BALDWIN**
Area Chairman, Arthur J. Gallagher & Co., a national insurance brokerage firm

JOHN W. BOND* **
President, Kimbell Financial, Inc., a financial services company

PAUL L. GIOIA**
Of Counsel, LeBoeuf, Lamb, Greene & MacRae, a law firm

FRANKLIN M. HUNDLEY*
Chairman of the Board, The Berkshire Gas Company
Member and a Managing Director, Rich, May, Bilodeau & Flaherty, P.C., a law firm

JAMES R. KEYS
President, J.R. Keys & Assoc. Inc.,
a marketing and government relations consulting firm

SCOTT S. ROBINSON*
President and Chief Executive Officer, The Berkshire Gas Company

ROBERT B. TRASK**
President, The Fitzpatrick Companies, formerly Country Curtains, Inc., a mail order/retail firm dealing in household window treatments and accessories


--------------------
*     Executive Committee

**    Audit Committee