Form 10-K, Exhibit 13
period 1998-06-30
BERKSHIRE GAS CO /MA/
filed 1998-09-25
CIK 317406

EXHIBIT 13


BERKSHIRE GAS COMPANY 1998 ANNUAL REPORT
----------------------------------------


    CONTENTS

    Financial Highlights                                               1

    President's Letter to Shareholders                                 2

    A Timeline for a Prosperous Future                                 4

    Berkshire Energy Resources                                         6

    Berkshire Energy Marketing                                         8

    The Massachusetts Natural Gas Collaborative                       10

    Berkshire Propane                                                 11

    Service Area                                                      12

    Financial Review                                                  13

    Officers and Directors                                            32


                      A TIMELINE FOR A PROSPEROUS FUTURE

Berkshire Gas has been positioning itself for change in the industry for more than a decade. First offering transportation service in 1987 and fixed-price contracts in 1993, the Company has a long track record of developing and offering new and innovative services, many of which are now being adopted as fundamental tenets of the deregulated marketplace. This combination of vision and experience will continue to serve us well as the industry moves toward full and final deregulation.

FINANCIAL HIGHLIGHTS
--------------------

For the Fiscal Year Ended June 30,
(In Thousands, Except Per Share Amounts)

                                                                   1998/1997              1997/1996
OPERATIONS                                     1998       1997     % Change      1996     % Change
----------------------------------------------------------------------------------------------------

Operating Revenues                           $ 49,859   $ 48,463      2.9%     $ 46,050       5.2%
Operating Margin                               25,329     25,253      0.3        25,835      -2.3
Operating and Other Income                     10,711     11,527     -7.1        12,042      -4.3
Net Income                                      2,794      3,556    -21.4         4,213     -15.6
Earnings Available for Common Stock             2,778      3,316    -16.2         3,521      -5.8

COMMON SHARE DATA
-----------------
Earnings Per Share                           $   1.23   $   1.52    -19.1%     $   1.65      -7.9%
Dividends Per Share                             1.145      1.125      1.8         1.105       1.8
Book Value Per Share                            14.48      14.18      2.1         13.75       3.1
Market Price (Year-End)                         23.25      16.00     45.3         15.38       4.0
Average Shares of Common Stock Outstanding    2,263.6    2,181.5      3.8       2,129.2       2.5
Number of Registered Common Shareholders        1,912      1,902      0.5         1,881       1.1

OTHER DATA
----------
Gross Utility Plant                          $106,654   $101,983      4.6%     $ 96,571       5.6%
Net Utility Plant                              75,283     73,640      2.2        71,215       3.4
Capital Expenditures                            6,945      7,393     -6.1         6,507      13.6
Total Gas Sold and Transported (MCF)            7,357      8,080     -8.9         8,075       0.1
Total Natural Gas Customers                    34,166     33,887      0.8        33,763       0.4
Propane Gallons Sold                            4,927      4,443     10.9         4,251       4.5


TO OUR SHAREHOLDERS

      This has been a very exciting year for the Company and for the natural gas industry as deregulation takes hold in Massachusetts.

      The regulated energy marketplace is being transformed into a market-based arena with the ultimate goal of introducing competition by providing consumers with a choice of suppliers from whom they can purchase their energy.

      Working closely with natural gas utilities, regulators, marketers, customers and other interested parties, we have been intimately involved in shaping the changing marketplace as part of a collaborative process organized by the Department of Telecommunications and Energy (DTE), formerly known as the Department of Public Utilities (DPU).

      As part of this dynamic process, which is further detailed in this report, we have worked to craft the ground rules for doing business in deregulated markets and to assure a fair and level playing field for all parties.

      Berkshire Gas views deregulation as opportunity. The move to open and competitive markets will allow us to broaden the scope of our vision for the future. Now, for the first time, we will be in a position to drive change in the energy marketplace and to capitalize on these changes by expanding our energy-related offerings and enterprises without the delay of regulation.

      As this year's report illustrates, Berkshire Gas has been positioning itself for change in the industry for more than a decade. First offering transportation service in 1987 and fixed-price contracts in 1993, the Company has a long track record of developing and offering new and innovative services, many of which are now being adopted as fundamental tenets of the deregulated marketplace. This combination of vision and experience will continue to serve us well as the industry moves toward full and final deregulation.


HOLDING COMPANY

      The nature of doing business in dynamic markets requires a corporate structure with the agility to drive and capitalize on change. After a careful assessment of present operations in light of future needs, the most significant restructuring in the Company's history was undertaken with the decision to pursue the formation of a holding company.

      The Company initially petitioned the DTE for approval to form the holding company in the fall of 1997. Following preliminary approval of that petition in January, shareholders approved the proposal at a special meeting held in May of this year. The Company has since filed for the DTE's final consent and anticipates a favorable ruling prior to the end of the calendar year. Formal adoption of the new corporate structure will follow shortly thereafter.

      The holding company, which will be known as Berkshire Energy Resources, has been organized as a Massachusetts Business Trust and will initially have as its subsidiaries Berkshire Gas, Berkshire Propane and Berkshire Energy Marketing. Current Berkshire Gas shares will automatically be converted to shares in the new holding company on a one for one basis. No action will be necessary on the part of shareholders.

      A holding company structure will provide the legal and functional separation of the Company's regulated and non-regulated business activities. It will also provide the flexibility necessary to compete in non-regulated markets without regulatory delay.

      Under the new corporate structure, the current operation of Berkshire Gas and Berkshire Propane will be largely unaffected. Berkshire Gas will continue to operate as a regulated natural gas utility serving western Massachusetts. As well, Berkshire Propane will continue its retail sale of propane throughout western Massachusetts, eastern New York and southern Vermont in an unregulated business environment.

      A new subsidiary, Berkshire Energy Marketing, which currently operates as a division of the Berkshire Gas Company, will also be engaged in the sale of energy in the unregulated business arena.


BERKSHIRE ENERGY MARKETING

      The Company began its move into competitive energy markets with the formation of Berkshire Energy Marketing earlier this year.

      As the industry moves toward the stated goal of deregulation by offering customers choice in selecting their energy supplier, new players are entering local energy markets. In establishing Berkshire Energy Marketing as an unregulated energy marketer, the Company is able to compete with these suppliers for customers and earn margins on the sale of energy in the newly opened markets.

      Aided by knowledge of the local market and the needs of area customers, the Berkshire Energy Marketing subsidiary will provide the convenience of one-stop energy shopping by offering natural gas, electricity and oil at competitive prices. To further enhance its capabilities and position in the market, Berkshire Energy Marketing has entered into a strategic marketing alliance with Conectiv/CNE Energy Services, LLC, a major regional energy services company.

      Moving early into emerging markets provides strategic advantages as the Company enters the competitive arenas being created by deregulation. We are excited about this move and its future prospects.


(Picture of Scott S. Robinson in center of page)


STRATEGIC MARKETING ALLIANCE

      The value of strategic alliances in business cannot be understated. With the move toward open competition, the Company sought to align the local resources of Berkshire Energy Marketing with the expertise of an established energy marketer who could provide many of the "back room" services, including the acquisition of attractively priced supplies of natural gas and oil on the commodity markets and access to electric generation.

      After extensive review and an intensive interview process with a wide range of capable candidate companies, Conectiv/CNE Energy Services, LLC, was chosen as the firm that could best complement Berkshire Energy Marketing's strengths. In February of this year, the Company entered into a multi-year strategic marketing alliance with Conectiv/CNE.

      Conectiv/CNE is a joint venture of CNE Energy Services Group, Inc., a subsidiary of Connecticut Energy Corporation, and Conectiv, a full-service energy company created by a merger between Delmarva Power and Atlantic Energy.

      By combining the experience and enthusiasm of three strong companies in a strategic business alliance that will be truly customer-focused and able to provide a full range of energy-related products and services at competitive prices, the Company has ambitiously demonstrated its intent to move aggressively in the pursuit of energy-related opportunities in the world of deregulation.


DIVIDEND INCREASE

      The Company's Board of Directors is committed to enhancing shareholder value and maximizing return. A number of initiatives over the past year, including corporate restructuring and the consummation of a strategic marketing alliance, are intended to contribute to shareholder value. Favorable recognition of these efforts by investors and analysts alike contributed to the considerable increase in the Company's stock price. During fiscal 1998, Berkshire Gas stock rose from $16.00 per share on June 30, 1997, to $23.25 per share on June 30, 1998, a full 45% increase in value.

      As part of the Board's commitment to shareholder return, they voted for the fourth time in as many years to increase the quarterly dividend paid on Common Stock. The vote, which was taken in June, increased the quarterly dividend from $.285 to $.29 per share. This raised the annual payout from $1.14 to $1.16 per share.


PERFORMANCE

      Perhaps more so than in any year in recent memory, unusual weather has been a topic of news reports across the nation. Weather, arising from the phenomenon known as El Nino and other natural causes, has been far from normal in virtually every region of the country.

      Western Massachusetts has certainly seen its share of unusual weather over the past year, particularly during the heating season. Temperatures over the course of the winter season were 6% warmer than the preceding year and a full 10% warmer than the traditional twenty-year average. While we have made great strides in insulating performance from warmer than normal weather, the timing and extreme nature of weather during this past winter did have an impact on earnings of approximately $.49 per share. Long-range forecasts are predicting a return to more normal weather patterns which should favorably influence future earnings.

      In addition to unusual weather, investments being made by the Company to capitalize on opportunities associated with deregulation have also affected earnings. To date, the cost of forming a holding company for the purposes of enhancing the Company's position in competitive markets has reduced earnings by approximately $.07 per share.

      Despite unusual weather and the cost of restructuring, earnings for the year were a respectable $1.23 per share. Had weather been normal, earnings could likely have been in the neighborhood of $1.79 per share, absent any costs associated with restructuring. For this reason, we are confident that our business is well positioned for future success and we will continue to optimally align our resources to achieve that goal.


BEYOND DEREGULATION

      As I stated at the outset of this letter, this has indeed been an exciting year. Change will be healthy for our industry and for the region in which we do business. Building on more than 145 years of experience, we will continue to serve traditional markets and we look forward to the many benefits and opportunities that competitive markets will bring. We will grow our business through diversification while at the same time expanding revenues from our core business of transporting natural gas to new and existing customers. Working with marketers, we can expand natural gas usage and at the same time strengthen the regional economy by assuring the availability of low cost energy.

      We are pleased that you have chosen to join us as a shareholder as we move into a new era for our industry in Massachusetts and as we prepare for continued success in the next millennium and beyond.


/s/ Scott S. Robinson
Scott S. Robinson
President & Chief Executive Officer


A Timeline for a Prosperous Future

      For more than a decade, Berkshire Gas has been developing competitive strategies that have since become major tenets of deregulation.

      The past decade has seen a revolution in the natural gas industry. Constant and far-reaching change, with impacts from the wellhead to the consumer's meter, has been the result of federal and state deregulation aimed at promoting competition and providing choice to energy consumers.

      Berkshire Gas has always believed its primary goal as a utility is to deliver natural gas safely and dependably at the lowest possible cost. With that in mind, there has been an ongoing focus on structuring both operations and the services offered to best meet the needs of customers. In achieving this goal, valuable experience has been gained in the areas of open market supply management, transportation and natural gas marketing.

      For more than a decade, Berkshire Gas has been developing competitive strategies that have since become major tenets of deregulation, while at the same time creating a flexible organizational structure to capitalize on the opportunities of an open marketplace. This report focuses on a number of pivotal steps taken by the Company as the industry moves toward full deregulation. It also utilizes a timeline to visually depict benchmarks spanning the last decade of innovative and progressive achievements that have placed us well ahead of the competition and positioned for continued prosperity.

      Long before the arrival of deregulation of the natural gas industry in Massachusetts, Berkshire Gas was actively engaged in seeking new and innovative approaches that offered its customers expanded options in the purchase of natural gas supplies. The concept of offering customers purchasing options has come to be the fundamental goal of deregulation now taking hold in the natural gas industry. This timeline traces a decade of progressive actions taken by the Company that harnessed the concepts of competitiveness and customer choice years before they became the foundation of a deregulated marketplace.


1987/88

FORMATION OF BERKSHIRE ENERGY

      Recognizing the opportunities created by open access to interstate pipeline transportation, and the federal deregulation of wellhead gas prices, Berkshire Gas formed its Berkshire Energy division to purchase competitively priced natural gas on the spot market for delivery to large Commercial and Industrial customers.


FIRST TRANSPORTATION RATE OFFERED

      Berkshire Gas developed and obtained approval to offer a flat rate to deliver natural gas to its largest customers. This combination of open-market supply and low delivery cost made natural gas even more competitive with oil.


FIRST CUSTOMER CHOOSES TRANSPORTATION SERVICE

      Amherst College became the first customer to benefit from the synergy of the availability of spot market gas and an innovative flat rate transportation service offered by Berkshire Gas.


1990
JOINT GAS PURCHASING CONSORTIUM FORMED

      Berkshire Gas worked with a number of other New England natural gas utilities to organize the joint purchasing Mansfield Consortium. The group's combined buying power enabled the Company to secure gas supplies at some of the most favorable rates in the marketplace. It also allowed the Company to diversify its supply options, further enhancing overall flexibility.


(Picture of Amherst College)


      Amherst College, whose distinguished alumni include Calvin Coolidge, the 30th president of the United States, was the first customer to take advantage of the Company's ability to purchase natural gas on the spot market.


Diversifying for Future Growth

Berkshire Energy Resources

      In a dynamic marketplace, change is the one constant. The ability to quickly capitalize on change could well be the most critical element of success in the deregulated energy industry. To do this, the Company is reorganizing its corporate structure by forming a holding company to provide greater flexibility.

      The new holding company -- Berkshire Energy Resources -- will enable the Company to separate regulated and non-regulated operations, making it possible to pursue new opportunities in competitive energy markets without regulatory delay while, at the same time, allowing Berkshire Gas to continue to serve the traditional utility customer.

      The holding company will have three subsidiaries: Berkshire Gas, the natural gas utility; Berkshire Propane, retail supplier of propane in western Massachusetts, eastern New York and southern Vermont; and Berkshire Energy Marketing, a subsidiary engaged in the sale of natural gas, electricity and oil in open markets.

      This new structure will provide greater flexibility, new avenues for profitability and broader opportunities to enhance shareholder return. Perhaps the greatest advantage of the new organization is the ability to pursue unregulated business opportunities without regulatory delay. Capitalizing on these opportunities is a key element in the Company's strategy for long-term growth.


(Chart of new holding company structure)


BerkshireSM
----------------
energy resources


1991/92
INTERSTATE DEREGULATION BEGINS

      Berkshire Gas was no longer restricted to purchasing natural gas supplies solely from its primary pipeline supplier. Instead, the Company had the flexibility to secure a portion of its gas supplies on the competitively priced open market for the first time and began to negotiate long-term supply contracts with third-party suppliers. The Company also gained control of significant storage areas, increasing its capability to buy gas at lower prices in the off-season for peak winter usage.


REDUCED GAS COSTS ENHANCE COMPETITIVE POSITION

     With the ability to secure gas supplies on the open market, the Company was able to continually reduce its overall cost of gas. As these savings were realized, Berkshire Gas lowered its rates five times over an 18-month period, resulting in significant savings for customers. These savings also enhanced the competitive position of natural gas in the Company's service area and promoted additional usage.


1992/93
INTERSTATE DEREGULATION COMPLETE

      With the exit of the Company's primary pipeline supplier from the sale of natural gas, Berkshire Gas completed the conversion of its natural gas supply to long-term contracts with third-party suppliers. These contracts improved the Company's flexibility and security of supply while maintaining a least-cost supply strategy.


1993
FIRST FIXED-PRICE CONTRACTS OFFERED

      Through the innovative blending of existing tariffs, the Company offered fixed-price contracts to its largest industrial customers. This provided customers with a convenient fixed price for annual budgeting purposes, while reinforcing the competitive position of natural gas in the marketplace.


1995/96
CUSTOMERS OPT FOR CHOICE

      As deregulation moved to the state level, Berkshire Gas began a campaign to introduce its customers to the new opportunities associated with deregulation as well as options that would be available to them. Individualized informational briefings were conducted in 1995 as a service to Commercial and Industrial customers, many of whom took advantage of the competitive marketplace in 1996.


(Picture of Specialty Minerals)


      Specialty Minerals Inc. of Adams, Massachusetts, a large Commercial and Industrial customer, was the first to utilize the Company's transportation service. Specialty Minerals uses dependable natural gas to fuel its production of precipitated calcium carbonate, which is used in products ranging from paper, paints, plastics and floor tiles to food supplements and chewing gum.


Expanding Opportunities


Berkshire Energy Marketing

      Berkshire Energy Marketing, an entity established for the marketing of one-stop energy services in unregulated markets, formed a strategic marketing alliance in February with Conectiv/CNE Energy Services, LLC, a major regional energy services company.

      The combination of the market knowledge, experience and expertise of Berkshire Energy Marketing professionals with Conectiv/CNE's supply acquisition strength and experience, provides significant leverage to successfully compete in the deregulated natural gas and electric marketplace. The alliance further fortifies Berkshire Energy Marketing's capability to provide Commercial and Industrial customers with competitive energy prices and one-stop energy services for all of their needs, including natural gas, electricity and oil.

      By providing competitively priced, one-stop energy services, Berkshire Energy Marketing can extend its reach into new markets, providing advantageous energy options for the benefit of customers and shareholders alike.


(Picture of Financial Trading Room)


      Competitively priced energy supplies are secured daily on the commodities exchange and made available to Berkshire Energy customers as part of the Company's strategic alliance with Conectiv/CNE.


1997
GAS COLLABORATIVE BREAKS NEW GROUND

      In an effort to define the competitive landscape of the deregulated natural gas marketplace in Massachusetts, the Company took an active role in the Massachusetts Natural Gas Collaborative, a forum of industry leaders under the guidance of the Department of Telecommunications and Energy. The Collaborative's goal is to provide customers with the flexibility to choose their natural gas supplier by April 1, 1999.


HOLDING COMPANY APPROVAL PENDING

      Culminating a decade of innovative activity aimed at positioning the organization for success in a deregulated marketplace, the Company sought to restructure its operations through the formation of a holding company. The new entity, Berkshire Energy Resources, will segregate the Company's regulated and non-regulated business activities, thereby providing the flexibility necessary to aggressively pursue emerging and innovative opportunities in the changing marketplace without regulatory delay.


1998
MARKETING AFFILIATE ESTABLISHED

      In a further effort to capitalize on the many benefits offered by deregulation, the Company established Berkshire Energy Marketing for the purpose of providing non-regulated energy services to new and existing customers. This new division offers customers one-stop shopping for natural gas, electricity, fuel oil, and related services. At the same time, the Company aligned the strength of its local market knowledge with the supply resources and expertise of a major regional energy services company.


RATES UNBUNDLED TO FACILITATE CHOICE

      By the fall of 1998, Berkshire Gas anticipates it will begin to issue new customer bills that clearly distinguish the various components of supply and delivery. With unbundled supply costs, customers will begin to understand the competitive portion of their utility bill so that they may take advantage of the potential for lower prices brought by deregulation.


(Picture of meter shop employee adjusting a Metretek metering system)


      Meter shop personnel complete the installation of an advanced Metretek metering system for a commercial customer. The new technology facilitates the use of transportation service by automatically monitoring and collecting data relative to the purchase, sale, delivery, tracking, accounting and billing of transportation gas.


SHAPING THE COMPETITIVE MARKETPLACE

The Massachusetts Natural Gas Collaborative

      Over the past year, Berkshire Gas has been an active participant in an effort to define the ground rules for open competition in a deregulated marketplace in Massachusetts. Under the guidance of the Department of Telecommunications and Energy, the Company is working arm-in-arm with other industry leaders in a collaborative endeavor whose goal is to ensure that the playing field for this marketplace is fair and level, and that it benefits both customers and the industry as a whole.

      The collaborative includes representatives from all of the industry's stakeholders, including other natural gas utilities, energy marketers, Commercial and Industrial customers, state regulators and consumer advocates. This groundbreaking forum is overseeing the most far-reaching transformation since the industry was established.

      The collaborative plans to complete its work by 1999, resulting in a natural gas market that promotes customer choice, ensures full and fair competition, and continues programs that protect the needy and provide for market-driven environmental efforts.


(Picture of Management Group during a briefing on the Collaborative)


      Members of the Company's Management Group receive a briefing on the latest developments in the Massachusetts Natural Gas Collaborative's ongoing effort to define the ground rules for doing business in the deregulated energy marketplace.


Implementing Advanced Technologies

Berkshire Propane

      Long committed to providing first-rate customer service, Berkshire Propane, the Company's retail propane division, has adopted some of the most advanced technology available in the industry, improving the accuracy and efficiency of customer metering and billing operations.

      New on-board computers have been installed in each of the division's delivery trucks, allowing drivers to access account information from the computer at each stop and print an invoice that is left with the customer.

      The computer records the entire day's delivery information, which is later downloaded automatically to Berkshire Propane's central billing system, eliminating the need for clerks to re-enter data. The new system saves time and money, improves efficiency, and frees office staff for other important customer service activities.

      The anticipated savings are so significant that the new system should pay for itself in less than three years. Ready adoption and implementation of cost-effective technology is an important element of Berkshire Propane's strategy to lower costs, improve service, increase efficiency and enhance profitability.


(Picture of Propane employee using new computer technology in truck and employee using new computer technology in the office)


      From start to finish, new computer technology tracks customer delivery and billing information, greatly improving both accuracy and efficiency while also saving time.


Service Area

      Berkshire Gas provides natural gas service in 19 cities and towns in western Massachusetts with a total population of 190,000. Propane service is provided to more than 100 communities in western Massachusetts, eastern New York and southern Vermont.

      The panoramic beauty, renowned cultural attractions and popular resorts in the Berkshire Gas service area provide year-round recreational activities for residents and visitors alike. Some choose the serenity of viewing fall foliage or attending world-famous music and theater festivals, while the adventurous opt for unspoiled hiking trails, scenic golf courses and some of the best skiing in the East. The Company is proud to bring true energy choice to the customers who share its love for the changing seasons, while at the same time steadfastly protecting the area's delicate environmental balance.


(Picture of people enjoying different seasonal recreational activities)


(Map of Berkshire Gas and Berkshire Propane service area)


Financial Review
----------------


10-Year Comparative Summary of Operations and Statistics                  14

Management's Discussion and Analysis of Financial Condition
 and Results of Operations                                                16

Financial Statements:

    Statements of Income                                                  19

    Balance Sheets                                                        20

    Statements of Shareholders' Equity                                    21

    Statements of Cash Flows                                              22

    Notes to Financial Statements                                         23

    Independent Auditors' Report                                          29

Quarterly Financial Information                                           31

Officers and Directors                                                    32



10-Year Comparative Summary of Operations and Statistics
--------------------------------------------------------


For the Years Ended June 30,
OPERATIONS ($000)                        1998        1997        1996        1995        1994
-----------------------------------------------------------------------------------------------

Operating Revenues                     $ 49,859    $ 48,463    $ 46,050    $ 47,934    $ 53,029
Cost of Gas Sold                         24,530      23,210      20,215      24,820      27,885
                                       --------------------------------------------------------
Operating Margin                         25,329      25,253      25,835      23,114      25,144
                                       --------------------------------------------------------
Net Income                                2,794       3,556       4,213       2,529       3,673
Earnings Available for Common Stock       2,778       3,316       3,521       1,835       2,953

COMMON SHARE DATA
-----------------
Earnings Per Share                     $   1.23    $   1.52    $   1.65    $   0.92    $   1.69
Annualized Dividends Per Share             1.16        1.14        1.12        1.10        1.10
Dividends Declared Per Share               1.145       1.125       1.105       1.10        1.085
Book Value Per Share                      14.48       14.18       13.75       13.16       12.99
Market Price (Year-End)                   23.25       16.00       15.38       15.00       16.25
Average Shares of Common Stock
 Outstanding (000s)                     2,263.6     2,181.5     2,129.2     1,990.5     1,751.8

CAPITALIZATION ($000)
---------------------
Common Equity                          $ 33,536    $ 31,365    $ 29,595    $ 27,688    $ 22,946
Preferred Stock                             321         363       8,406       8,448       8,491
Long-Term Debt                           34,000      40,000      31,999      30,983      31,083
                                       --------------------------------------------------------
Total Capitalization                   $ 67,857    $ 71,728    $ 70,000    $ 67,119    $ 62,520
                                       --------------------------------------------------------

% OF TOTAL
----------
Common Equity                              49.4%       43.7%       42.3%       41.2%       36.7%
Preferred Stock                             0.5         0.5        12.0        12.6        13.6
Long-Term Debt                             50.1        55.8        45.7        46.2        49.7

RATIOS (%)
----------
Payout Ratio                                 93%         74%         67%        120%         65%
Market-to-Book Ratio                        161         113         112         114         125
Return on Average Common Equity             8.6        10.9        12.3         7.2        13.3

PROPERTY ($000)
---------------
Capital Expenditures                   $  6,945    $  7,393    $  6,507    $  7,746    $  5,112
Pipeline Construction                         0           0           0           0           0
Gross Utility Plant                     106,654     101,983      96,571      91,863      86,098
Net Utility Plant                        75,283      73,640      71,215      69,326      66,191
Net Non-Utility Plant                     6,364       6,096       5,949       5,962       5,715
Total Assets                            101,897     101,688      93,660      87,741      90,991

GAS SALES (MCF-000s)
--------------------
Residential                               2,548       2,730       2,814       2,513       2,839
Commercial & Industrial                   2,261       2,289       2,626       2,305       2,625
Interruptible                               542         592         522       1,104         807
                                       --------------------------------------------------------
   Total Natural Gas Sales                5,351       5,611       5,962       5,922       6,271
                                       --------------------------------------------------------

GAS TRANSPORTED (MCF-000s)
--------------------------
Firm Transportation                       1,307       1,409       1,073       1,130         874
Interruptible Transportation                699       1,060       1,040         340         217
                                       --------------------------------------------------------
Total Gas Sold and Transported            7,357       8,080       8,075       7,392       7,362
                                       --------------------------------------------------------
Propane Gallons Sold                      4,927       4,443       4,251       3,738       3,904

OTHER STATISTICS
----------------
Customer Meters                          34,166      33,887      33,763      33,596      33,047
Maximum Daily MCF Sendout                43,643      44,734      44,161      45,760      43,934
Minimum Daily MCF Sendout                 7,481       7,847       8,381       8,216       8,114
Degree Days                               6,506       6,953       7,402       6,748       7,651
20-Year Average Degree Days               7,241       7,301       7,300       7,354       7,356
Number of Employees                         156         153         153         160         173


10-Year Comparative Summary of Operations and Statistics


For the Years Ended June 30,
OPERATIONS ($000)                        1993        1992        1991        1990        1989
-----------------------------------------------------------------------------------------------

Operating Revenues                     $ 47,132    $ 47,969    $ 41,408    $ 39,476    $ 37,274
Cost of Gas Sold                         24,831      26,741      22,341      20,280      20,953
                                       --------------------------------------------------------
Operating Margin                         22,301      21,228      19,067      19,196      16,321
                                       --------------------------------------------------------
Net Income                                2,810       1,952       1,462       2,047       1,769
Earnings Available for Common Stock       2,066       1,849       1,377       1,955       1,671

COMMON SHARE DATA
-----------------
Earnings Per Share                     $   1.20    $   1.10    $   0.83    $   1.21    $   1.05
Annualized Dividends Per Share             1.08        1.08        1.08        1.28        1.28
Dividends Declared Per Share               1.08        1.08        1.23        1.28        1.28
Book Value Per Share                      12.30       12.13       12.07       12.40       12.40
Market Price (Year-End)                   18.00       14.75       13.00       14.50       17.25
Average Shares of Common Stock
 Outstanding (000s)                     1,718.5     1,687.7     1,655.6     1,622.6     1,595.1

CAPITALIZATION ($000)
---------------------
Common Equity                          $ 21,326    $ 20,626    $ 20,155    $ 20,299    $ 19,904
Preferred Stock                           9,026       9,111       1,196       1,290       1,378
Long-Term Debt                           25,413      26,564      28,156      29,147      23,066
                                       --------------------------------------------------------
Total Capitalization                   $ 55,765    $ 56,301    $ 49,507    $ 50,736    $ 44,348
                                       --------------------------------------------------------

% OF TOTAL
----------
Common Equity                              38.2%       36.6%       40.7%       40.1%       44.9%
Preferred Stock                            16.2        16.2         2.4         2.5         3.1
Long-Term Debt                             45.6        47.2        56.9        57.4        52.0

RATIOS (%)
----------
Payout Ratio                                 90%         98%        130%        106%        122%
Market-to-Book Ratio                        146         122         108         117         139
Return on Average Common Equity             9.8         9.1         6.8         9.7         8.4

PROPERTY ($000)
---------------
Capital Expenditures                   $  5,458    $  5,165    $  4,245    $  6,438    $ 12,308
Pipeline Construction                     5,659       1,539       4,526       6,475           0
Gross Utility Plant                      83,016      79,942      76,404      71,805      65,657
Net Utility Plant                        65,846      64,840      63,277      60,558      55,991
Net Non-Utility Plant                     5,004       8,965      10,627       8,119       2,882
Total Assets                             91,891      92,124      95,971      83,680      65,240

GAS SALES (MCF-000s)
--------------------
Residential                               2,730       2,639       2,347       2,545       2,547
Commercial & Industrial                   2,681       2,703       2,480       2,778       2,702
Interruptible                             1,012       1,468       1,092       1,163       1,026
                                       --------------------------------------------------------
   Total Natural Gas Sales                6,423       6,810       5,919       6,486       6,275
                                       --------------------------------------------------------

GAS TRANSPORTED (MCF-000s)
--------------------------
Firm Transportation                         289           0           0           0           0
Interruptible Transportation                  0           0           0         169         118
                                       --------------------------------------------------------
Total Gas Sold and Transported            6,712       6,810       5,919       6,655       6,393
                                       --------------------------------------------------------
Propane Gallons Sold                      3,522       3,158       2,927       2,789       2,588
OTHER STATISTICS
Customer Meters                          32,565      32,207      31,711      31,260      30,954
Maximum Daily MCF Sendout                39,446      38,237      37,095      38,012      37,480
Minimum Daily MCF Sendout                 7,371       8,060       6,855       7,294       7,228
Degree Days                               7,396       7,210       6,261       7,045       7,581
20-Year Average Degree Days               7,341       7,348       7,432       7,474       7,474
Number of Employees                         181         180         185         191         194


MANAGEMENT'S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
------------------------------------------------
(Dollars in Thousands Except Share and Per Share Amounts)


1998 in Review
--------------

      In 1998, Berkshire Gas had Earnings Available for Common Stock of $2,778, or $1.23 per share as compared to $3,316 or $1.52 in 1997. Earnings for 1998 were impacted by unseasonably warm weather and non-recurring costs related to the reorganization discussed below. The number of degree days in 1998 was 6,506, a 6% decrease from the prior year and 10% less than the 20-year average. The effects of the warmer weather on natural gas and propane sales reduced earnings approximately $.49 per share.

      The Company is in the process of forming a holding company to facilitate entry into competitive energy markets created by deregulation. Shareholder approval for the formation of a holding company was obtained on May 8, 1998. The process is ongoing and management expects to complete the reorganization prior to the end of Fiscal Year 1999. Costs related to the corporate reorganization has impacted earnings by $.07 per share in 1998.

      The Company's Board of Directors voted to increase the quarterly dividend paid on Common Stock to $.29 per share or $1.16 on an annual basis, confirming the Company's continued commitment to provide a fair return to shareholders.

Results of Operations
---------------------
1998 vs. 1997

      Earnings per share for 1998 were $1.23 on $2,778 of Earnings Available for Common Stock, as compared with $1.52 and $3,316 in 1997. The $.29 or 19.08% decrease in earnings is due primarily to 10% warmer than normal weather and costs related to corporate restructuring. The book value per share rose to $14.48 from $14.18 in 1997.

      Operating Margin on sales of natural gas increased $76 or .3% as compared to 1997. Operating Margin (Operating Margin or Gross Profit = Operating Revenues Net of Cost of Gas Sold) is primarily affected by the level of firm gas sold and transported. Interruptible gas sold and transported has no effect on Operating Margin since those margins are flowed back to the firm customers. The Company's sales are affected by weather as the majority of its firm customers use natural gas for heating. Changes in the cost of natural gas does not affect Operating Margin as these changes are recovered or returned to customers through the Cost of Gas Adjustment Clause ("CGAC"). The increase in Operating Margin in 1998 is a direct result of increased sales volumes during the winter period, despite warmer temperatures. An increase in the number of Commercial and Industrial customers has had the effect of stabilizing margins as these customers are less weather sensitive.

                                           1998       1997
------------------------------------------------------------

Firm MCF Sold and Transported               6,116      6,428
Operating Margin                          $25,329    $25,253
Average Operating Margin Per Firm MCF     $  4.14      $3.93

      Other Operating Expenses consisted of the following:

                                          1998        1997
------------------------------------------------------------

Transmission and Distribution             $ 3,484    $ 3,420
Customer Accounts                           3,271      3,029
Administrative and General                  4,149      4,382
Other                                       1,462      1,231
------------------------------------------------------------
TOTAL                                     $12,366    $12,062
============================================================

      Other Operating Expenses increased $304 or 3% from 1997 results. Customer Accounts increased $242 reflecting the development and implementation of new information systems company wide. Administrative and General decreased $233 from 1997 primarily due to reduced costs related to the Company's pension plan and insurance, partially offset by costs incurred for the restructuring to a holding company. The holding company structure provides the flexibility necessary to compete in non-regulated markets without delays of regulation. Other Expenses increased $231 resulting from increased marketing costs and other gas supply and production costs.

      Depreciation Expense increased by $151 in 1998 over 1997 due to an increase in depreciable assets.

      Other Income decreased $437 or 18.5% from 1997. The decrease was primarily lower propane revenues reflecting warmer weather and lower interest income on the undercollection of prior period gas costs through the CGAC.

      Due to the increase of long-term debt used to retire the 8.4% Preferred Stock series, Interest Expense increased $414 which was partially offset by a reduction of $224 in the requirements for Preferred Stock Dividends. As a result of replacing Preferred Stock with debt, a tax savings of $86 was realized.

      Income Taxes decreased $567 from 1997 due to lower taxable earnings.

      Common Stock dividends increased $146 due to additional shares outstanding through the Company's Dividend Reinvestment Program ("DRIP") over the twelve-month period and, to a lesser extent, an increase in the quarterly dividends to $.29 per share from $.285 per share, effective the fourth quarter of 1998.

Results of Operations
---------------------
1997 vs. 1996

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

                                           1997        1996
-------------------------------------------------------------

Firm MCF Sold and Transported               6,428       6,513
Operating Margin                          $25,253     $25,835
Average Operating Margin Per Firm MCF     $  3.93     $  3.97

      Other Operating Expenses consisted of the following:

                                           1997        1996
-------------------------------------------------------------

Transmission and Distribution             $ 3,420     $ 3,304
Customer Accounts                           3,029       3,172
Administrative and General                  4,382       3,814
Other                                       1,231       1,192
-------------------------------------------------------------
TOTAL                                     $12,062     $11,482
=============================================================

      Other Operating Expenses increased $580 or 5.1% from 1996 levels. The increase reflects higher Administrative and General Costs of $568 due to higher professional fees. These costs reflect the Company's development of a strategic plan as the gas industry deregulates, the implementation of an early retirement program and higher workers compensation insurance. Other Operating Expenses also reflects increased Transmission and Distribution expense of $116 offset by lower Customer Accounts expense of $143, a result of the recent conversion to an automated meter reading system.

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

      Common Stock dividends increased $104 due to additional shares outstanding through the Company's DRIP over the twelve month period, and to a lesser extent, an increase in quarterly dividends to $.285 per share from $.28 per share, effective the fourth quarter of 1997.

Year 2000 Compliance
--------------------

      The Company has identified all significant applications that will require modification to ensure Year 2000 Compliance. Internal and external sources are being used to make the required modifications and test Year 2000 Compliance.

      The Company believes that the most critical risk relates to the replacement and modification of its business application software. In early fiscal 1999, the Company expects to have completed the replacement of the Company's core business applications which support customer service, billing, inventory, engineering, finance and accounting. This upgrade was initiated in the normal course of addressing business needs.

      The Company has also assessed the other areas of its business not related to its core information systems. Presently, the Company believes that these other areas, which include automated meter reading, dispatch, administrative and distribution can be modified or upgraded without disruption of service or material cost.

      Due to the complexity of the Year 2000 problem and the reliance on certain critical vendors and suppliers, there can be no guarantees that the Company will achieve Year 2000 compliance or that critical vendors and suppliers will achieve Year 2000 compliance. At this time, the Company cannot assess the effect on the Company of such non-compliance. The Company expects to include contingency plans as part of its Year 2000 study in an effort to mitigate the risks of any non-compliance by third parties.

      The total cost to the Company of these Year 2000 Compliance activities has not been and is not anticipated to be material to its financial position or results of operations in any given year. These costs and the date on which the Company plans to complete Year 2000 modification and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events including the continued availability of certain resources, third party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved and actual results could differ from those plans.

Liquidity and Capital Resources
-------------------------------

      Cash flows from operating activities have decreased from the twelve months ended June 30, 1997, primarily due to a reduction of the refunds from gas suppliers. Capital requirements have been generally funded by primarily internal sources, and to a lesser extent, external sources. The issuance of long-term financing is dependent on management's evaluation of need, financial market conditions and other factors. Short-term financing is used to meet seasonal cash requirements.

      The Company initially finances construction expenditures and other funding needs primarily with short-term bank borrowings, and to a lesser extent with the reinvestment of dividends. The Company continually evaluates its short-term borrowing position and based on prevailing interest rates, market conditions, and other considerations, makes determinations regarding conversion of short-term borrowings to long-term debt or equity. As part of this process during the second quarter of fiscal 1997, the Company repurchased the 80,000 shares of the 8.4% Preferred Stock at $117 per share. To finance these redemptions, the Company sold a $16,000 Senior Note at 7.8% due 2021. At June 30, 1996, in accordance with SFAS No. 6 the Company had classified $7,999 of Notes Payable to Banks as Long-Term Debt in anticipation of the Senior Note transaction.

      The Company's capital expenditures were $6,945 in 1998, $7,393 in 1997, and $6,507 in 1996. These construction expenditures primarily represent investments in new and replacement mains and services. The Company expects fiscal 1999 capital expenditures to total approximately $6,000. Construction expenditures will be financed primarily through internal sources, the reinvestment of dividends and to a lesser extent, short term borrowings.

      Beginning June 15, 1993, the Company's Share Owner Dividend Reinvestment and Stock Purchase Plan allowed for the sale of Common Stock shares at a 3% discount to plan participants to increase cash flow to support current construction expenditures.

      As of June 30, 1998, the Company had lines of credit aggregating $22,500, of which $15,415 remained unused.

      Like other companies in the natural gas industry, the Company is a party to governmental actions associated with former gas manufacturing sites. Management estimates that expenditures to remediate and monitor known environmental sites will range from $3,290 to $12,302. In accordance with SFAS No. 5, the Company has recorded the most likely cost of $3,290. The Company's unamortized costs at June 30, 1998, were $800 and should be recovered over a seven-year period through the CGAC.

      Capitalization at June 30, 1998, excluding current redemption requirements of long-term debt, consisted of 50.1% long-term debt, 49.4% common equity, and 0.5% preferred stock.

      It is management's view that the Company has adequate access to capital markets and will have sufficient capital resources, both internal and external, to meet anticipated capital requirements.

Inflation
---------

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


STATEMENTS OF INCOME
--------------------
(In Thousands, Except Per Share Amounts)

                                                   Years Ended June 30,
                                               1998        1997        1996
-----------------------------------------------------------------------------

Operating Revenues                           $ 49,859    $ 48,463    $ 46,050
Cost of Gas Sold                               24,530      23,210      20,215
-----------------------------------------------------------------------------
Operating Margin                               25,329      25,253      25,835
-----------------------------------------------------------------------------
Other Operating Expenses                       12,366      12,062      11,482
Depreciation                                    4,171       4,020       3,846
-----------------------------------------------------------------------------
Total                                          16,537      16,082      15,328
-----------------------------------------------------------------------------
Utility Operating Income                        8,792       9,171      10,507
Other Income - Net                              1,919       2,356       1,535
-----------------------------------------------------------------------------
Operating and Other Income                     10,711      11,527      12,042
Interest Expense                                4,392       3,978       3,473
Other Taxes                                     1,870       1,771       1,714
-----------------------------------------------------------------------------
      Pre-tax Income                            4,449       5,778       6,855
Income Taxes                                    1,655       2,222       2,642
-----------------------------------------------------------------------------
NET INCOME                                   $  2,794    $  3,556    $  4,213
=============================================================================

Earnings Available for Common Stock          $  2,778    $  3,316    $  3,521
=============================================================================
Average Shares of Common Stock Outstanding    2,263.6     2,181.5     2,129.2
-----------------------------------------------------------------------------
Basic and Diluted Earnings Per Share
 of Common Stock                             $   1.23    $   1.52    $   1.65
=============================================================================


Reference should be made to Notes to Financial Statements.


BALANCE SHEETS
--------------
(In Thousands)

                                                                   June 30,
                                                           1998       1997      1996
--------------------------------------------------------------------------------------

ASSETS
Utility Plant:
  Utility Plant-at original cost                         $106,654   $101,983   $96,571
  Less: Accumulated Depreciation                           31,371     28,343    25,356
--------------------------------------------------------------------------------------
      Utility Plant-Net                                    75,283     73,640    71,215
--------------------------------------------------------------------------------------
Other Property:
  Other Property-at original cost                          12,784     11,983    11,229
  Less: Accumulated Depreciation                            6,420      5,887     5,280
--------------------------------------------------------------------------------------
      Other Property-Net                                    6,364      6,096     5,949
--------------------------------------------------------------------------------------
Current Assets:
  Cash and Cash Equivalents                                   160        356       196
  Accounts Receivable                                       6,096      7,255     6,466
  Other Receivables                                           181        332       347
  Inventories                                               4,261      3,665     3,070
  Prepayments and Other                                       979        689       307
  Prepaid Taxes                                               370         96       249
  Recoverable(Refundable) Gas Costs                           224      1,404      (831)
--------------------------------------------------------------------------------------
      Total Current Assets                                 12,271     13,797     9,804
--------------------------------------------------------------------------------------
Deferred Debits:
  Unamortized Debt Expense - Net                            2,200      2,302       729
  Capital Stock Expense - Net                                 275        319       508
  Environmental Cleanup Costs                                 800        819       973
  Other                                                     1,414      1,425     1,192
--------------------------------------------------------------------------------------
      Total Deferred Debits                                 4,689      4,865     3,402
--------------------------------------------------------------------------------------
Recoverable Environmental Cleanup Costs                     3,290      3,290     3,290
--------------------------------------------------------------------------------------
      TOTAL ASSETS                                       $101,897   $101,688   $93,660
======================================================================================

CAPITALIZATION AND LIABILITIES
Common Shareholders' Equity:
  Common Stock                                           $  5,790    $ 5,529   $ 5,382
  Premium on Common Stock                                  18,835     17,097    16,330
  Retained Earnings                                         8,911      8,739     7,883
--------------------------------------------------------------------------------------
      Total Common Shareholders' Equity                    33,536     31,365    29,595
--------------------------------------------------------------------------------------
Redeemable Cumulative Preferred Stock                         321        363     8,406
--------------------------------------------------------------------------------------
Long-Term Debt (less current maturities)                   34,000     40,000    31,999
--------------------------------------------------------------------------------------
Current Liabilities:
  Notes Payable to Banks                                    7,085      6,480     3,636
  Current Maturities of Long-Term Debt                      6,000          0         0
  Accounts Payable                                          3,024      3,513     3,176
  Other Current Liabilities                                 3,098      4,621     2,453
--------------------------------------------------------------------------------------
      Total Current Liabilities                            19,207     14,614     9,265
--------------------------------------------------------------------------------------
Other Liabilities                                           1,676      1,561     1,159
--------------------------------------------------------------------------------------
Unamortized Investment Tax Credit                           1,139      1,209     1,280
--------------------------------------------------------------------------------------
Deferred Income Taxes                                       8,728      9,286     8,666
--------------------------------------------------------------------------------------
Reserve for Recoverable Environmental Cleanup Costs         3,290      3,290     3,290
--------------------------------------------------------------------------------------
      TOTAL CAPITALIZATION AND LIABILITIES               $101,897   $101,688   $93,660
======================================================================================

Reference should be made to Notes to Financial Statements.


STATEMENTS OF SHAREHOLDERS' EQUITY
(In Thousands, Except Share Amounts)

                                                                                          Redeemable
                                                                                          Cumulative
                                                         Common Stock                  Preferred Stock
                                             --------------------------------------   ------------------
                                                         Par               Retained
                                             Shares     Value    Premium   Earnings    Shares     Cost
--------------------------------------------------------------------------------------------------------
Balance at June 30, 1995                    2,103,432   $5,259   $15,711    $ 6,718    84,478    $8,448
Issuance through Dividend Reinvestment
 Program                                       49,160      123      619
Net Income                                                                    4,213
Dividends on Preferred Stock                                                   (692)
Dividends on Common Stock                                                    (2,356)
Redemption of Preferred Stock                                                            (423)      (42)
--------------------------------------------------------------------------------------------------------
Balance at June 30, 1996                    2,152,592    5,382    16,330      7,883    84,055     8,406
Issuance through Dividend Reinvestment
 Program                                       59,059      147      767
Net Income                                                                    3,556
Dividends on Preferred Stock                                                   (240)
Dividends on Common Stock                                                    (2,460)
Redemption of Preferred Stock                                                         (80,423)    (8,043)
--------------------------------------------------------------------------------------------------------
Balance at June 30, 1997                    2,211,651    5,529    17,097      8,739     3,632       363
Issuance through Dividend Reinvestment
 Program                                      104,263      261     1,738
Net Income                                                                    2,794
Dividends on Preferred Stock                                                    (16)
Dividends on Common Stock                                                    (2,606)
Redemption of Preferred Stock                                                            (420)      (42)
--------------------------------------------------------------------------------------------------------
Balance at June 30, 1998                    2,315,914   $5,790   $18,835     $8,911     3,212   $   321
========================================================================================================

Reference should be made to Notes to Financial Statements.


STATEMENTS OF CASH FLOWS
------------------------
(In Thousands)

                                                              Years Ended June 30,
                                                          1998        1997        1996
-----------------------------------------------------------------------------------------

Cash Flows from Operating Activities:
  Net Income                                              $ 2,794     $ 3,556     $ 4,213
  Adjustments to Reconcile Net Income to Net
Cash Provided by Operating Activities:
  Depreciation and Amortization                             5,110       4,897       4,732
  Provision for Losses on Accounts Receivable               1,065         973       1,225
  Refundable(Recoverable)Gas Costs                          1,180      (2,235)     (3,286)
  Deferred Income Taxes                                      (558)        620       1,802
Changes in Assets and Liabilities Which Provided
 (Used) Cash:
  Accounts and Other Receivables                              245      (1,747)     (1,192)
  Inventories                                                (596)       (595)        166
  Unamortized Debt Expense                                      0        (169)       (196)
  Accounts Payable                                           (489)        337          85
  Prepaid Taxes                                              (274)        153        (374)
  Consumer Rebates and Other                               (1,668)      2,108      (2,368)
-----------------------------------------------------------------------------------------
  Net Cash Provided by Operating Activities                 6,809       7,898       4,807
-----------------------------------------------------------------------------------------
Cash Flows from Investing Activities:
  Capital Expenditures and Disposal Costs                  (6,945)     (7,393)     (6,507)
-----------------------------------------------------------------------------------------
  Net Cash Used in Investing Activities                    (6,945)     (7,393)     (6,507)
-----------------------------------------------------------------------------------------
Cash Flows from Financing Activities:
  Dividends Paid                                           (2,622)     (2,700)     (3,048)
  Current Maturities of Long-Term Debt                          0           0        (900)
  Proceeds from (Principal Payments on) Issuance of
   Long-Term Debt                                               0      16,000      (6,983)
  Proceeds from (Principal Payments on) Notes Payable
   Borrowings-Net                                             605      (5,155)     11,635
  Redemption of Preferred Stock (Including Call Premium)      (42)     (9,360)        (42)
    Proceeds from Other Stock Transactions                  1,999         870         742
-----------------------------------------------------------------------------------------
      Net Cash (Used in) Provided by Financing
       Activities                                             (60)       (345)      1,404
-----------------------------------------------------------------------------------------
Net (Decrease) Increase in Cash and Cash Equivalents         (196)        160        (296)
Cash and Cash Equivalents at Beginning of Year                356         196         492
-----------------------------------------------------------------------------------------
Cash and Cash Equivalents at End of Year                  $   160     $   356     $   196
=========================================================================================
Supplemental Disclosures of Cash Flow Information:
  Cash Paid During the Year for:
  Interest (net of amount capitalized)                    $ 4,178     $ 3,974     $ 3,336
  Income Taxes (net of refund)                              2,553       1,527       1,281
=========================================================================================
Supplemental Disclosures of Financing Activities:


In 1996, the Company reclassified $7,999 from Short-Term Notes Payable to Long-Term Debt.

(See footnote on Long-Term Debt)
===============================================================================

Reference should be made to Notes to Financial Statements.


NOTES TO FINANCIAL STATEMENTS
-------------------------------------------------------------------------------
(Dollars in Thousands, Except Share and Per-Share Amounts)


SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
-------------------------------------------------------------------------------

      The Berkshire Gas Company ("the Company") is a publicly owned utility engaged in the distribution and sale of natural gas for residential, commercial and industrial use, as well as the transportation of natural gas for larger industrial users. The Company also sells and leases gas-burning equipment, and markets liquefied petroleum gas through its Berkshire Propane operation. Berkshire Gas has formed a marketing alliance with Conectiv/CNE Energy Services, LLC, a major regional energy services company, to sell natural gas, electricity, fuel oil and other energy service products in the Company's service territory and surrounding areas, and operates as a division called Berkshire Energy Marketing. The Company's utility service territory encompasses portions of three counties in western Massachusetts. It also markets propane throughout the western portion of Massachusetts, eastern New York and southern Vermont. The Company is subject to regulation by the Massachusetts Department of Telecommunications and Energy ("DTE") as it relates to utility service. The Company's accounting policies conform to Generally Accepted Accounting Principles ("GAAP") as applied to public utilities giving effect to the accounting practices and policies of the DTE.

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

Depreciation
-------------------------------------------------------------------------------

      The Company depreciates its utility plant at straight line rates approved by the DTE. The current composite depreciable rate is 4.04% and has been in effect since April 1, 1993. Depreciable non-utility property consists of rental equipment, propane tanks and related equipment used in the Company's liquefied petroleum gas operations, and is depreciated at annual rates ranging from 2.5% to 20.0%.

Revenues
-------------------------------------------------------------------------------

      Customer meters are read on a cycle basis throughout each month. After the reading is prepared, customers are billed for their gas usage and any applicable monthly rental fee. At the time of billing, revenues are recorded.

      Pursuant to the DTE, the Company is required to recover increases in gas costs and to refund any decreases in gas costs by way of the Cost of Gas Adjustment Clause ("CGAC"). A gas adjustment charge or refund for estimated gas costs as compared with actual gas costs and any profit on the sale of interruptible volumes are included in the monthly customer billings via the CGAC. Any difference between actual and estimated gas costs, plus interest, is accrued or deferred and is recorded in the month the related revenue is billed.

Unamortized Debt Expense
-------------------------------------------------------------------------------

      The issuance costs associated with long-term debt are deferred and amortized over the life of the issue.

Investment Tax Credit
-------------------------------------------------------------------------------

      The unamortized balance of the Investment Tax Credit ("ITC") relating to machinery and equipment acquisitions up through 1986 is deducted from federal income taxes and is deferred on the balance sheet, as prescribed by the DTE, and is being amortized over the expected lives of the applicable assets. The unamortized balance of the ITC for the years ended June 30, 1998, 1997 and 1996, was $1,139, $1,209 and $1,280, respectively. The amortized portion for the years ended June 30, 1998, 1997 and 1996, was $70, $71 and $75, respectively.

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

      A functional classification for the cost of utility plant at June 30 is as follows:

                                         1998       1997       1996
--------------------------------------------------------------------
Transmission and Distribution Plant    $ 92,388   $ 87,206   $82,255
General Plant                             9,125      9,387     9,498
Manufactured Gas Production Plant         4,544      4,518     4,485
Construction in Progress                    597        872       333
--------------------------------------------------------------------
    TOTAL                              $106,654   $101,983   $96,571
====================================================================

      Transmission and distribution plant consists of mains, the installed costs of services and meters, land, rights of way and measuring and regulating station equipment which is used to deliver and to monitor gas used by the customer.

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

      Effective December 31, 1997, the Company, as required, retroactively adopted Statement of Financial Accounting Standards No. 128 "Earnings Per Share" ("SFAS"). The statement established new standards for computing and presenting earnings per share ("EPS") and required restatement of prior years information. As such, EPS for all prior periods presented has been restated to conform with SFAS 128. Due to the capital structure of the Company basic and diluted EPS are equal.

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

ACCOUNTS RECEIVABLE
-------------------------------------------------------------------------------

      Details of accounts receivable, net of allowance for doubtful accounts, as of June 30 are as follows:

                                  1998      1997      1996
-----------------------------------------------------------

Utility Service                  $5,426    $6,386    $5,781
Merchandise and Jobbing              50       103       117
Liquefied Petroleum                 620       766       568
-----------------------------------------------------------
      TOTAL - Net                $6,096    $7,255    $6,466
===========================================================

      The allowance for doubtful accounts as of June 30, 1998, 1997 and 1996, respectively, is: Utility - $900, $900, and $720; Merchandise - $27, $43 and $33; Liquefied Petroleum - $47, $78 and $63.

INVENTORIES
-------------------------------------------------------------------------------

      Materials, supplies and liquefied petroleum used in the non-utility operations are valued at the lower of average cost or market value; liquefied petroleum used in the utility operations is valued at cost, and natural gas is recorded at cost. The details of these inventories as of June 30 are as follows:

                                  1998      1997      1996
-----------------------------------------------------------

Materials and Supplies           $1,814    $1,675    $1,492
Natural Gas                       2,313     1,844     1,330
Liquefied Petroleum                 134       146       248
-----------------------------------------------------------
      TOTAL - Net                $4,261    $3,665    $3,070
===========================================================

RECLASSIFICATION
-------------------------------------------------------------------------------

      The Company has reclassified certain amounts for prior years to conform with the 1998 presentation.

COMMON STOCK
-------------------------------------------------------------------------------

      The Company offers a plan for the purchase of Common Stock whereby all participants in the plan are eligible to purchase shares at a 3% discount of the high and low sales price for the five consecutive trading days ending on and including the day of purchase. Participants can purchase shares by either reinvesting dividends on Common Stock already held and/or through optional cash payments.

      The Charter provisions applicable to the 4.8% Cumulative Preferred Stock, the First Mortgage Indenture and the 7.8% Senior Note contain restrictions on the use of retained earnings for the payment of cash dividends on, or purchases of, Common Stock. At June 30, 1998, the Company's retained earnings were $8,911. At such date, under the most restrictive of these provisions, $5,138 of the retained earnings were unrestricted.


REDEEMABLE CUMULATIVE PREFERRED STOCK
-------------------------------------------------------------------------------
(Actual Shares and Dollars)

      The Company has one series of 4.8% Cumulative Preferred Stock authorized. The redemption price per share (as well as the amount due on voluntary liquidation) is $100.00. The provisions of the 4.8% Cumulative Preferred Stock require the Company to offer to purchase up to 450 shares at par annually on September 15. Pursuant thereto, the Company purchased 420, 423 and 423 shares during fiscal years 1998, 1997 and 1996, respectively.

      During fiscal 1997, the Company repurchased the 80,000 shares of the 8.4% Preferred Stock at $117 per share (see Long-Term Debt footnote).

LONG-TERM DEBT
-------------------------------------------------------------------------------

      Details regarding the Company's First Mortgage Bond, Senior and Medium-Term Notes Payable as of June 30 are as follows:

                            Interest     Final
Description                   Rate      Maturity    1998     1997     1996
---------------------------------------------------------------------------

First Mortgage Bond:
  Series P                  10.06         2019     10,000   10,000   10,000
Senior Note:                 9.60         2020      8,000    8,000    8,000
Medium-Term Note:            6.88         1999      6,000    6,000    6,000
Senior Note:                 7.80         2021     16,000   16,000    7,999
---------------------------------------------------------------------------
                                                   40,000   40,000   31,999
Less Current Maturities                             6,000        0        0
---------------------------------------------------------------------------
   TOTAL                                          $34,000  $40,000  $31,999
===========================================================================

      All interest rates are fixed except the Medium-Term Note, which is variable based upon the LIBOR six month rate and which is convertible at the option of the Company to a fixed rate based upon the lender's cost of funds rate. The aggregate amount of maturities due are: 1999 - $6,000; 2000 - 2003 - $0; and $34,000 maturing thereafter per the dates in the table above.

      The First Mortgage Bond is collateralized by substantially all of the utility plant.

      During 1997, in conjunction with the Company's cost containment policies, the Company revised its capital structure to lower its borrowing costs. The Company issued a $16,000, 7.8% Senior Note and used the proceeds to redeem 80,000 shares of the 8.4% Preferred Stock and to refinance $7,999 of short-term bank debt. At June 30, 1996, for financial reporting purposes, the Company had classified the $7,999 of short-term bank debt as long-term in anticipation of the issuance of the 7.8% Senior Note. The Indentures of the Series P Mortgage Bond and 7.8% Senior Note contain certain restrictive and financial covenants, principally a fixed-charge ratio, return on equity, and limitation on funded debt. As of June 30, 1998, the Company was not in violation of any such covenants.

SHORT-TERM LOANS AND COMPENSATING BALANCES
-------------------------------------------------------------------------------

      The Company has lines of credit aggregating $22,500 with various banks, of which $15,415 remained unused as of June 30, 1998. The lines of credit are reviewed periodically with various banks and may be renewed or cancelled. In connection with these lines of credit, the Company borrows at less than the prime rate. In lieu of compensating balance requirements, the Company pays commitment fees on a portion of its credit lines equating to 3/8 of 1% on $4,000 with the various banks.

      Information as to short-term borrowings is as follows:

                                                       1998       1997       1996
-----------------------------------------------------------------------------------

Balance Outstanding at June 30                        $ 7,085    $ 6,480    $ 3,636
Maximum Amount of Borrowings at Any Month-End          14,600     19,190     10,410
Average Borrowings During the Year                      9,528     12,434      6,561
Average Interest Rate at End of Year                     6.75%      6.72%      6.40%
Weighted Average Interest Rate During the Year           6.67%      6.44%      6.46%

OTHER CURRENT LIABILITIES
-------------------------------------------------------------------------------

      Details of other current liabilities as of June 30 are as follows:

                                   1998        1997        1996
---------------------------------------------------------------

Accrued Interest                 $  884      $  927      $  769
Retirement Plan                     350         192         292
Dividends Declared                  675         635         776
Accrued Consumer Rebates            523       2,251         139
Other                               666         616         477
---------------------------------------------------------------
      TOTAL                      $3,098      $4,621      $2,453
===============================================================

      Accrued consumer rebates represent refunds received from a major supplier of natural gas to the Company. The refunds are associated with suppliers' rate cases before FERC, and are to be refunded to the ratepayer during the next fiscal year.

LEASE COMMITMENTS
-------------------------------------------------------------------------------

      The Company is committed under operating leases having an initial lease term of one year or more expiring on various dates. Rental expense under all long-term operating leases aggregated $962, $695 and $204 in fiscal 1998, 1997 and 1996, respectively. The minimum future obligations under long-term noncancelable leases in effect at June 30, 1998, were as follows:

     1999                               $1,128
     2000                                  771
     2001                                  572
     2002                                  371
     2003                                   47
     -----------------------------------------
     Total                              $2,889
     =========================================

INCOME TAXES
-------------------------------------------------------------------------------

      The difference in the effective tax rate compared with the statutory tax rate is shown in the following table:

                                              1998    1997    1996
------------------------------------------------------------------

Tax at Statutory Rate                         34%     34%     34%
State Taxes (Net of Federal Benefit)           4.3     4.5     4.4
Investment Tax Credit                         (1.6)   (1.2)   (1.1)
Permanent Differences                          0.5     1.2     1.2
------------------------------------------------------------------
Effective Tax Rate                            37.2%   38.5%   38.5%
==================================================================

      A summary of the tax provision is as follows:

                                   1998       1997       1996
-------------------------------------------------------------

Federal Income - Current         $1,904     $1,393     $  790
Federal Income - Deferred          (542)       437      1,391
State - Current                     390        285        190
State - Deferred                    (97)       107        271
-------------------------------------------------------------
      TOTAL                      $1,655     $2,222     $2,642
=============================================================

      The components of the net deferred income tax liability at June 30 are as follows:

                                              1998      1997      1996
-----------------------------------------------------------------------

Deferred Liabilities:
  Investment Tax Credit                      $  436    $  467    $  512
  Excess Tax over Book Depreciation           8,924     8,837     8,802
  Environmental Response Costs                  171       228       225
-----------------------------------------------------------------------
      Total Deferred Liabilities              9,531     9,532     9,539
-----------------------------------------------------------------------
Deferred Assets:
  (Recoverable) Refundable Gas Costs            (99)      301      (545)
  Other                                        (704)     (547)     (328)
-----------------------------------------------------------------------
      Total Deferred Assets                    (803)     (246)     (873)
-----------------------------------------------------------------------
Total Net Deferred Income Taxes              $8,728    $9,286    $8,666
=======================================================================

CONTINGENCIES
-----------------------------------------------------------------------

      Federal, state and local laws and regulations establishing standards and requirements for the protection of the environment have increased in number and scope in recent years. The Company cannot predict the future impact of such standards and requirements, which are subject to change and can be retroactively applied.

      During fiscal 1990, the DTE issued a generic ruling on cost recovery for environmental cleanup with respect to former gas manufacturing sites. Under the ruling, the Company will recover annual cleanup costs, excluding carrying costs, over a seven-year period through the CGAC. This ruling also provides for the sharing of any proceeds received from insurance carriers equally between the Company and its ratepayers, and establishes maximum amounts that can be recovered from customers in any one year.

      During the year ended June 30, 1998, the Company continued the analysis and field review of two parcels of real estate formerly used for gas manufacturing operations, which had been found to contain coal tar deposits and other substances associated with by-products of the gas manufacturing process. The review and assessment process began in 1985 with respect to site #1, which is owned by the Company, and in 1989 with respect to site #2, which was formerly owned by the Company.

      With the review and approval of the Massachusetts Department of Environmental Protection ("MDEP"), work at site #1 has resulted in proposed remedial activities which will be pursued in the near future, while site monitoring activities will be continuous. Investigative activities are continuing at site #2.

      It is difficult to predict the potential financial impact of the sites until first, the nature and risk is fully characterized, and second, the remedial strategies and related technologies are determined. The general philosophy of the Company is one of source removal and/or reduction coupled with risk minimization.

      Beginning in fiscal year 1999, the Company will begin remediation of site #1 at a projected cost of $1,300. Assuming successful implementation, it is anticipated that through 2012 the level of expenditures for the sites will range from $3,290 to $12,302. The Company has recorded the most likely cost of $3,290 in accordance with SFAS No. 5. Ultimate expenditures cannot be determined until a remedial action plan for site #2 is developed and approved by the MDEP, along with plans for post remediation monitoring of both sites. The Company's unamortized costs at June 30, 1998, were $800 and should be recovered using the formula discussed above.

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

Legal Matters
-----------------------------------------------------------------------

      The Company is involved with other legal proceedings incidental to its business. At the present time the Company cannot predict the outcome of these proceedings and also believes that the outcomes will not have a material adverse impact on its overall financial position or results of operations.

OTHER INCOME
-----------------------------------------------------------------------

      A condensed summary of the Company's non-utility operations before income tax (included in the "Statements of Income" under "Other
Income - Net") as of June 30 is as follows:

                                   1998      1997      1996
------------------------------------------------------------

Merchandise and Jobbing:
  Sales                           $1,149    $1,064    $  892
  Cost of Sales and Expenses         836       730       718
------------------------------------------------------------
Net                                  313       334       174
------------------------------------------------------------
Appliance Rentals:
  Revenues                         1,452     1,410     1,404
  Expenses                           819       797       774
------------------------------------------------------------
Net                                  633       613       630
------------------------------------------------------------
Liquefied Petroleum Gas:
  Sales                            5,100     5,469     4,634
  Cost of Sales and Expenses       4,613     4,657     4,118
------------------------------------------------------------
Net                                  487       812       516
------------------------------------------------------------
Miscellaneous Net                    486       597       215
------------------------------------------------------------
      TOTAL                       $1,919    $2,356    $1,535
============================================================

POST-RETIREMENT BENEFITS
-----------------------------------------------------------------------

      The Company has non-contributory funded retirement income plans covering substantially all employees. The cost of the plans is actuarially determined, and it is the Company's policy to fund accrued pension costs.

      The net pension cost in 1998, 1997 and 1996 is summarized as follows:

                                           1998      1997      1996
--------------------------------------------------------------------

Service Cost                              $  496    $  556    $  608
Interest Cost                              1,295     1,242     1,222
Return on Plan Assets:
  Actual                                  (6,175)   (2,019)   (3,491)
  Deferred                                 4,478       447     1,955
--------------------------------------------------------------------
Net Recognized Return on Plan Assets      (1,697)   (1,572)   (1,536)
Other                                         64       283       218
--------------------------------------------------------------------
Net Pension Cost                          $  158    $  509    $  512
====================================================================

      The funded status and accrued pension cost for the defined benefit plans at June 30 are as follows:

                                                1998       1997       1996
----------------------------------------------------------------------------

Fair Value of Plan Assets                      $27,664    $22,281    $20,593
Projected Benefit Obligation                    19,827     17,146     16,946
----------------------------------------------------------------------------
Excess of Fair Value of Plan Assets Over
 Projected Benefit Obligation                    7,837      5,135      3,647
Unrecognized Net Gain                          (10,017)    (7,674)    (6,213)
Unrecognized Prior Service Cost                    900      1,000        953
Unrecognized Net Obligation (at transition)        930      1,110      1,290
----------------------------------------------------------------------------
Accrued Pension Cost                           $  (350)   $  (429)   $  (323)
============================================================================
Accumulated Benefit Obligation                 $17,174    $14,597    $14,240
============================================================================
Vested Benefit Obligation                      $ 8,873    $14,577    $14,151
============================================================================
Assumed Discount Rate                             7.75%      7.75%      7.50%
Assumed Rate of Compensation Increase            4.125%     4.125%     4.125%
Expected Rate of Return on Plan Assets           8.75%       8.75%      9.25%
----------------------------------------------------------------------------

      Plan assets are invested in equity securities, debt securities and cash equivalents, and the balance is in other investments, principally real estate. The benefit formula is based either on the number of years of service or the employee's average base salary for the five years yielding the highest average.

      The Company maintains a 401(k)Post-Retirement Plan for all Company employees. The Company matches up to 3 1/2% of a participating employee's annual salary. The expense for the years ended June 30, 1998, 1997 and 1996, related to the 401(k)Plan was $226, $219 and $222, respectively.

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

Long-Term Debt:
-------------------------------------------------------------------------------

      Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate fair values of existing debt. As of June 30, 1998, the estimated fair values of the Series P Mortgage Bond are $12,344, $12,281 and $13,006. The estimated fair values of the 9.6% Senior Note are $9,044, $9,052 and $9,596, respectively. As of June 30, 1998 and 1997, the estimated fair values of the 7.8% Senior Note are $15,155 and $15,704. There was no value to be assigned for the 7.8% Senior Note in 1996 as this debt had not been incurred as of that date. The Medium-Term Note carries a variable interest rate and matures within one year. As such, the carrying value approximates fair value.

Redeemable Preferred Stock:
-------------------------------------------------------------------------------

      It was not practicable to estimate the fair value of the 4.8% Redeemable Preferred Stock as any resultant difference between the fair value and its carrying value is immaterial.


INDEPENDENT AUDITORS' REPORT
----------------------------

Deloitte &
Touche LLP
----------
                  City Place                            Telephone:(860)280-3000
                  185 Asylum Street                     Facsimile:(860)280-3051
                  Hartford, Connecticut 06103-3402


To the Shareholders of
The Berkshire Gas Company:

We have audited the accompanying balance sheets of The Berkshire Gas Company (the "Company") as of June 30, 1998, 1997 and 1996, and the related statements of income, shareholders' equity and of cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, such financial statements present fairly, in all material respects, the financial position of the Company at June 30, 1998, 1997 and 1996, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.


/s/ Deloitte & Touche LLP
Deloitte & Touche LLP

August 12, 1998


QUARTERLY FINANCIAL INFORMATION
-------------------------------------------------------------------------------

      A comparison of unaudited quarterly financial information is presented on page 31.

ANNUAL MEETING
-------------------------------------------------------------------------------

      The annual meeting of shareholders will be held in Pittsfield, Massachusetts, at the Crowne Plaza Pittsfield Hotel, on Friday, November 6, 1998, at 10:00 A.M.

SHARE OWNER DIVIDEND REINVESTMENT AND STOCK PURCHASE PLAN
-------------------------------------------------------------------------------

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

The Berkshire Gas Company
Attn: Secretary of the Share Owner Dividend
      Reinvestment and Stock Purchase Plan Committee
      115 Cheshire Road
      Pittsfield, Massachusetts 01201-1803
      (413) 442-1511

TRANSFER AGENT
-------------------------------------------------------------------------------

State Street Bank and Trust Company
P.O. Box 8200
Boston, Massachusetts 02266-8200

STOCK LISTING
-------------------------------------------------------------------------------

      The Common Stock of The Berkshire Gas Company is traded on the National Over-the-Counter Market and is quoted through the NASDAQ National Market System under the symbol BGAS.

FORM 10-K INFORMATION
-------------------------------------------------------------------------------

      Upon written request to the address below, a copy of the Company's current Form 10-K Annual Report, as filed with the Securities and Exchange Commission, will be provided to any shareholder without charge.

      The Berkshire Gas Company
      Attn: Corporate Clerk
      115 Cheshire Road
      Pittsfield, Massachusetts 01201-1803
-------------------------------------------------------------------------------

      This report has been prepared for the purposes of information and record only and not in connection with the sale or offer for sale of securities, or any solicitation of an offer to buy securities.

QUARTERLY FINANCIAL INFORMATION
-------------------------------------------------------------------------------

For the Fiscal Year Ended June 30,
(In Thousands, Except Per-Share Amounts)
(Unaudited)


1998                                    First      Second     Third    Fourth
-----------------------------------------------------------------------------

Operating Revenues                     $4,480     $14,177   $22,969   $ 8,233
Operating and Other Income (Loss)         (69)      3,346     6,360     1,074
Income (Loss) Before Income Taxes      (1,374)      1,724     4,419      (320)
Net Income (Loss)                        (836)      1,076     2,739      (185)
Earnings (Loss) Per Share               (0.38)       0.47      1.20     (0.08)
Dividends Declared Per Share            0.285       0.285     0.285      0.29
Prices of Common Shares:
  High                                 17 3/8      23 1/2    25 5/8    24 3/4
  Low                                  15 1/4      16 1/4    21 1/2    21 5/8

1997
-------------------------------------------------------------------------------
Operating Revenues                     $4,117     $12,109   $21,803   $10,434
Operating and Other Income (Loss)        (165)      3,298     6,834     1,560
Income (Loss) Before Income Taxes      (1,143)      1,826     4,932       163
Net Income (Loss)                        (708)      1,124     3,042        98
Earnings (Loss) Per Share               (0.41)       0.48      1.38      0.06
Dividends Declared Per Share             0.28        0.28      0.28     0.285
Prices of Common Shares:
  High                                 16 3/4      18        17 1/2        16
  Low                                  14 7/8      15 1/4    15 1/4        15

1996
-------------------------------------------------------------------------------
Operating Revenues                     $4,153     $11,952   $21,059    $8,886
Operating and Other Income                133       3,163     7,198     1,547
Income (Loss) Before Income Taxes        (925)      1,849     5,495       436
Net Income (Loss)                        (574)      1,138     3,387       262
Earnings (Loss) Per Share               (0.35)       0.45      1.50      0.04
Dividends Declared Per Share            0.275       0.275     0.275      0.28
Prices of Common Shares:
  High                                 15 1/2          17    16 3/4    16
  Low                                  14              15    15        14 3/4

      The Common Stock of The Berkshire Gas Company is traded on the National Over-the-Counter Market and is quoted through the NASDAQ National Market System
(BGAS). Primarily because of the relatively small number of shareholders and the infrequency of trading, the average of the high and low sales prices noted above do not necessarily reflect actual transactions.

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


Officers
-------------------------------------------------------------------------------

SCOTT S. ROBINSON                       ROBERT M. ALLESSIO
President and Chief Executive Officer   Vice President, Utility Operations

MICHAEL J. MARRONE                      CHERYL M. CLARK
Vice President, Treasurer and Chief     Clerk of the Corporation
Financial Officer


Directors
-------------------------------------------------------------------------------

GEORGE R. BALDWIN**                     SCOTT S. ROBINSON*
Area Chairman,                          President and Chief
Arthur J. Gallagher & Co.,              Executive Officer, The Bekshire
a national insurance brokerage firm     Gas Company


JOHN W. BOND* **                        ROBERT B. TRASK**
President, Kimbell Financial, Inc.,     President, The Fitzpatrick Companies,
a financial services company            formerly Country Curtains, Inc., a
                                        mail order/retail firm dealing in
PAUL L. GIOIA**                         household window treatments and
Of Counsel, LeBoeuf, Lamb, Greene &     accessories
MacRae, a law firm

FRANKLIN M. HUNDLEY*
Chairman of the Board,
The Berkshire Gas Company
Of Counsel,
Rich, May, Bilodeau & Flaherty, P.C.,
a law firm

JAMES R. KEYS
President, J.R. Keys & Assoc. Inc.,
a marketing and government relations
consulting firm


*     Executive Committee

**    Audit Committee